--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.

                           (Name of Subject Company)

                            HORIZON PRSM CORPORATION
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  694926 10 6

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  SCOT SAUDER
                        Vice President of Legal Affairs,
                         Secretary and General Counsel
                       Horizon/CMS Healthcare Corporation
                    6001 Indian School Road, N.E., Suite 530
                             Albuquerque, NM 87110
                                 (505) 881-4961
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    Copy to:

                                JAMES H. WILSON
                             Vinson & Elkins L.L.P.
                             2300 First City Tower
                                  1001 Fannin
                           Houston, Texas 77002-6760
                                 (713) 758-2222

                            ------------------------

                           CALCULATION OF FILING FEE
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $54,135,361                                      $10,828

 * For purposes of calculating filing fee only. The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percentum of the cash offered by Bidder. Bidder is offering to purchase all of the issued and outstanding Common Stock of the Subject Company, other than shares held by the Bidder, for $6.50 cash net to the seller. As of November 15, 1996, there were 8,328,517 shares of the Subject Company's Common Stock issued and outstanding. As of such date, the Bidder held no shares of the Subject Company's Common Stock.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid: Not applicable.
               Form or Registration No.: Not applicable.
               Filing Party: Not applicable.
               Date Filed: Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 694926 10 6                14D-1

--------------------------------------------------------------------------------

(1) Name of reporting person....................................................
                                                              Horizon PRSM
    Corporation

   S.S. or I.R.S. Identification No. of above person............................
85-0446446

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group
    (see instructions):

    (a) / /

    (b) / /

--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Sources of funds (see instructions)
    BK

--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f): / /

--------------------------------------------------------------------------------

(6) Citizenship or place of organization
    Delaware

--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by reporting person

    None

--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row 7 excludes certain shares (see instructions) / /

--------------------------------------------------------------------------------

(9) Percent of class represented by amount in Row 7
    None

--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions)
    CO

--------------------------------------------------------------------------------

CUSIP No. 694926 10 6                14D-1

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to a tender offer (the "Offer") by Horizon PRSM Corporation, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of common stock, par value $0.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The Purchaser is an indirect wholly owned subsidiary of Horizon/CMS Healthcare Corporation, a Delaware corporation ("Parent").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) and (b) The information set forth in "INTRODUCTION" and "THE TENDER OFFER--Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "THE TENDER OFFER--Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) through (d) and (g) The information set forth in "INTRODUCTION" and "THE TENDER OFFER-- Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

    (e) and (f) During the last five years, none of the Purchaser or any of the persons listed in "THE TENDER OFFER--Certain Information Concerning Parent and the Purchaser--DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER" of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in "SPECIAL FACTORS--Background of the Transactions" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in "INTRODUCTION;" "SPECIAL
FACTORS--Background of the Transactions;" "SPECIAL FACTORS--Purpose of the Transactions;" "SPECIAL FACTORS--Plans for the Company" and "THE MERGER AGREEMENT" is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in "FINANCING THE TRANSACTIONS" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

CUSIP No. 694926 10 6                14D-1

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a) The information set forth in "INTRODUCTION;" "SPECIAL
FACTORS--Background of the Transactions;" "SPECIAL FACTORS--Purpose of the Transactions;" "SPECIAL FACTORS--Plans for the Company" and "THE MERGER AGREEMENT" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) The information set forth in "SPECIAL FACTORS--Plans for the Company" and "THE MERGER AGREEMENT--Composition of the Company's Board of Directors" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "FINANCING THE TRANSACTIONS" of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in "INTRODUCTION" and "SPECIAL FACTORS--Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in "INTRODUCTION;" and "THE TENDER OFFER--Effect of the Offer on the Market for the Shares, Nasdaq Stock Market Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "THE TENDER OFFER--Certain Information Concerning Parent and the Purchaser--INTERESTS IN SECURITIES OF THE COMPANY" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in "INTRODUCTION;" "THE MERGER AGREEMENT" and "THE TENDER OFFER--Procedures for Tendering Shares--APPOINTMENT" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "INTRODUCTION" and "THE TENDER OFFER--Persons Retained, Employed or to be Compensated" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions; Potential Conflicts of Interest" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in "SPECIAL FACTORS--Governmental and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "SPECIAL FACTORS--Governmental and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

CUSIP No. 694926 10 6                14D-1

    (d) and (e)  None.

    (f) Additional information concerning the Offer is set forth in the Offer to Purchase, which is attached hereto as Exhibit (a)(1), and in the Appendices to the Offer to Purchase.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)            --  Offer to Purchase dated November 22, 1996.
(a)(2)            --  Letter of Transmittal.
(a)(3)            --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)            --  Letter to Clients.
(a)(5)            --  Press release issued by Pacific Rehabilitation & Sports Medicine, Inc. on October
                        30, 1996.
(a)(6)            --  Joint Press release issued by Horizon/CMS Healthcare Corporation and Pacific
                        Rehabilitation & Sports Medicine, Inc. on November 18, 1996.
(a)(7)            --  Notice of Guaranteed Delivery.
(a)(8)            --  Summary Advertisement dated November 22, 1996.
(a)(9)            --  Delaware General Corporation Law Appraisal Rights (See Offer to Purchase,
                        Appendix A).
(a)(10)           --  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                        W-9.
(b)(1)            --  Amended and Restated Credit Agreement dated as of September 26, 1995 among
                        Horizon/ CMS Healthcare Corporation, Continental Medical Systems, Inc., the
                        Lenders named therein and NationsBank of Texas, N.A. as Agent and Issuing Bank
                        (incorporated by reference to Exhibit 10.1 to Horizon/CMS Healthcare
                        Corporation's Quarterly Report on Form 10-Q for the quarter ended August 31,
                        1995).
(b)(2)            --  First Amendment dated as of April 15, 1996 to the Amended and Restated Credit
                        Agreement dated as of September 26, 1995 among Horizon/CMS Healthcare
                        Corporation, Continental Medical Systems, Inc., the Lenders named therein and
                        NationsBank of Texas, N.A., as Agent and Issuing Bank (incorporated by reference to Exhibit 4.23 to Horizon/CMS Healthcare Corporation's Annual Report
                        on Form 10-K for the fiscal year ended May 31, 1996).
(b)(3)            --  Second Amendment dated as of July 16, 1996 to the Amended and Restated Credit
                        Agreement dated as of September 26, 1995 among Horizon/CMS Healthcare
                        Corporation, Continental Medical Systems, Inc., the Lenders named therein and
                        NationsBank of Texas, N.A., as Agent and Issuing Bank (incorporated by reference to Exhibit 4.24 to Horizon/CMS Healthcare Corporation's Annual Report
                        on Form 10-K for the fiscal year ended May 31, 1996).
(b)(4)            --  Third Amendment dated as of November 6, 1996 to the Amended and Restated Credit
                        Agreement dated as of September 26, 1995 among Horizon/CMS Healthcare
                        Corporation, Continental Medical Systems, Inc., the Lenders named therein and
                        NationsBank of Texas, N.A., as Agent and Issuing Bank.
(c)(1)            --  Agreement and Plan of Merger, dated as of November 17, 1996. (See Offer to
                        Purchase, Appendix B).
(c)(2)            --  Confidentiality Agreement dated October 24, 1996 between Horizon/CMS Healthcare
                        Corporation and Pacific Rehabilitation & Sports Medicine, Inc.
(d)               --  Not applicable.
(e)               --  Not applicable.
(f)               --  Not applicable.

CUSIP No. 694926 10 6                14D-1

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 22, 1996                         HORIZON PRSM CORPORATION

                                                By: /s/Scot Sauder
                                                   Scot Sauder
                                                   VICE PRESIDENT--LEGAL AFFAIRS

CUSIP No. 694926 10 6                14D-1

                              14D-1 EXHIBIT INDEX

EXHIBIT NO.                                                   DESCRIPTION                                          PAGE NO.
-----------             ---------------------------------------------------------------------------------------  -------------
(a)(1)       --         Offer to Purchase dated November 22, 1996.
(a)(2)       --         Letter of Transmittal.
(a)(3)       --         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)       --         Letter to Clients.
(a)(5)       --         Press release issued by Pacific Rehabilitation & Sports Medicine, Inc., on October 30,
                          1996.
(a)(6)       --         Joint Press release issued by Horizon/CMS Healthcare Corporation and Pacific
                          Rehabilitation & Sports Medicine, Inc., dated November 18, 1996.
(a)(7)       --         Notice of Guaranteed Delivery.
(a)(8)       --         Summary Advertisement dated November 22, 1996
(a)(9)       --         Delaware General Corporation Law Appraisal Rights (See Offer to Purchase, Appendix A).
(a)(10)      --         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)(1)       --         Amended and Restated Credit Agreement dated as of September 26, 1995 among Horizon/CMS
                          Healthcare Corporation, Continental Medical Systems, Inc., the Lenders named therein and NationsBank of Texas, N.A. as Agent and Issuing Bank (incorporated by reference to Exhibit 10.1 to Horizon/ CMS Healthcare Corporation's Quarterly Report on Form
                          10-Q for the quarter ended August 31, 1995).
(b)(2)       --         First Amendment dated as of April 15, 1996 to the Amended and Restated Credit Agreement
                          dated as of September 26, 1995 among Horizon/CMS Healthcare Corporation, Continental
                          Medical Systems, Inc., the Lenders named therein and NationsBank of Texas, N.A., as
                          Agent and Issuing Bank (incorporated by reference to Exhibit 4.23 to Horizon/CMS
                          Healthcare Corporation's Annual Report on Form 10-K for the fiscal year ended May 31,
                          1996).
(b)(3)       --         Second Amendment dated as of July 16, 1996 to the Amended and Restated Credit Agreement
                          dated as of September 26, 1995 among Horizon/CMS Healthcare Corporation, Continental
                          Medical Systems, Inc., the Lenders named therein and NationsBank of Texas, N.A., as
                          Agent and Issuing Bank (incorporated by reference to Exhibit 4.24 to Horizon/CMS
                          Healthcare Corporation's Annual Report on Form 10-K for the fiscal year ended May 31,
                          1996).
(b)(4)       --         Third Amendment dated as of November 6, 1996 to the Amended and Restated Credit
                          Agreement dated as of September 26, 1995 among Horizon/ CMS Healthcare Corporation,
                          Continental Medical Systems, Inc., the Lenders named therein and NationsBank of
                          Texas, N.A., as Agent and Issuing Bank.
(c)(1)       --         Agreement and Plan of Merger, dated as of November 17, 1996. (See Offer to Purchase,
                          Appendix B).
(c)(2)       --         Confidentiality Agreement dated October 24, 1996 between Horizon/CMS Healthcare
                          Corporation and Pacific Rehabilitation & Sports Medicine, Inc.
(d)          --         Not applicable.
(e)          --         Not applicable.
(f)          --         Not applicable.

                                 EXHIBIT (A)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                                       AT
                              $6.50 NET PER SHARE
                                       BY
                            HORIZON PRSM CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                       HORIZON/CMS HEALTHCARE CORPORATION

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 1996, UNLESS THE OFFER IS EXTENDED.

    A MAJORITY OF THE BOARD OF DIRECTORS OF PACIFIC REHABILITATION & SPORTS MEDICINE, INC. (THE "COMPANY") HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES OWNED BY HORIZON/CMS HEALTHCARE CORPORATION OR ITS AFFILIATES, REPRESENTS AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS THAT ARE CONTAINED IN THIS OFFER TO PURCHASE. SEE "INTRODUCTION" AND "THE TENDER OFFER."
                            ------------------------

    THE TRANSACTIONS DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $.01 per share, of the Company ("Shares") pursuant to the Offer should either (i) complete and sign the enclosed Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and either deliver the certificate(s) for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or tender such Shares pursuant to the procedures for book-entry transfer set forth in "THE TENDER OFFER-- Procedures for Tendering Shares" or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

    Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer in a timely manner, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in "THE TENDER OFFER--Procedures for Tendering Shares."

    Questions and requests for assistance may be directed to the Information Agent or the Depositary at the addresses or telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.
                            ------------------------

                    The Information Agent for the Offer is:
                            GEORGESON & COMPANY INC.
                                 1-800-223-2064
                            ------------------------
NOVEMBER 22, 1996

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
INTRODUCTION...............................................................................................           1

SPECIAL FACTORS............................................................................................           2
  Background of the Transactions...........................................................................           2
  Interests of Certain Persons in the Transactions; Potential Conflicts of Interest........................           3
  Certain Information Provided by the Company..............................................................           3
  Purpose of the Transactions..............................................................................           4
  Plans for the Company....................................................................................           5
  Appraisal Rights.........................................................................................           5
  Certain Tax Consequences.................................................................................           6
  Governmental and Regulatory Approvals....................................................................           6

FINANCING THE TRANSACTIONS.................................................................................           7
  General..................................................................................................           7
  The Credit Facility......................................................................................           7
  Conditions...............................................................................................           7

THE MERGER AGREEMENT.......................................................................................           7
  The Offer................................................................................................           8
  Composition of the Company's Board of Directors..........................................................           8
  The Merger...............................................................................................           8
  Conditions to the Merger.................................................................................          10
  Representations and Warranties...........................................................................          11
  Conduct of Business Pending the Merger...................................................................          11
  Access; Confidentiality..................................................................................          12
  Company Proxy Statement..................................................................................          13
  Public Announcements.....................................................................................          13
  Acquisition Proposals....................................................................................          13
  Directors' & Officers' Indemnification...................................................................          14
  Company Plans............................................................................................          14
  Deposit..................................................................................................          14
  Termination..............................................................................................          15
  Termination Fees and Expenses............................................................................          16

THE TENDER OFFER...........................................................................................          17
  Terms of the Offer.......................................................................................          17
  Acceptance for Payment and Payment.......................................................................          18
  Procedures for Tendering Shares..........................................................................          19
  Withdrawal Rights........................................................................................          22
  Price Range of the Shares................................................................................          23
  Effect of the Offer on the Market for the Shares, Nasdaq Stock Market Listing and Exchange Act
    Registration...........................................................................................          23
  Certain Information Concerning the Company...............................................................          24
  Certain Information Concerning Parent and the Purchaser..................................................          24
  Certain Conditions to the Offer..........................................................................          26
  State Takeover Laws......................................................................................          27
  Persons Retained, Employed or to Be Compensated..........................................................          28
  Miscellaneous............................................................................................          28

APPENDICES

  Appendix A--Appraisal Rights Provisions under the Delaware General Corporation Law
  Appendix B--Agreement and Plan of Merger

To the Holders of Common Stock
  of Pacific Rehabilitation & Sports Medicine, Inc.

                                  INTRODUCTION

    Horizon PRSM Corporation, a Delaware corporation (the "Purchaser"), hereby offers to purchase all of the issued and outstanding shares of common stock, par value $.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc., a Delaware corporation (the "Company"), at a price of $6.50 per Share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchaser is an indirect wholly owned subsidiary of Horizon/CMS Healthcare Corporation, a Delaware corporation ("Parent").

    Tendering stockholders who hold Shares in their own name will not be charged brokerage fees or commissions or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes as a result of their sale of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of Georgeson & Company Inc., as Information Agent (the "Information Agent"), and ChaseMellon Shareholder Services, L.L.C., as Depositary (the "Depositary"), incurred in connection with the Offer. See "THE TENDER OFFER--Persons Retained, Employed or to be Compensated" below.

    A majority of the Company's Board of Directors has determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and has approved the Offer and the Merger Agreement and recommends that stockholders accept the Offer and tender their shares pursuant to the Offer. In addition, the Company's Board of Directors has received the opinion dated November 17, 1996 of Smith Barney Inc. ("Smith Barney"), the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

    The Offer is conditioned upon, among other things, there being validly tendered, and not properly withdrawn, prior to the Expiration Time (as defined in "THE TENDER OFFER--Terms of the Offer" below) Shares which, together with any Shares beneficially owned by Parent and its affiliates, represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Tender Condition").

    The purpose of the Offer is for a wholly owned subsidiary of Parent, Eagle Rehab Corporation, to acquire the entire equity interest in the Company. The Offer is being made pursuant to that certain Agreement and Plan of Merger dated as of November 17, 1996 (the "Merger Agreement") among the Company, Parent and the Purchaser, a copy of which is attached hereto as Appendix B. Pursuant to the Merger Agreement, as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company ("Merger"). As a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). In the Merger, each outstanding Share at the Effective Time (as defined below) (other than Shares held in the treasury of the Company, or held by Parent or any wholly owned subsidiary of the Company or Parent and Shares, if any, held by stockholders who have not consented in writing to, or otherwise voted in favor of, the Merger and who properly exercise appraisal rights under the Delaware General Corporation Law ("DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $6.50 in cash, or any higher price paid per Share in the Offer, payable to the holder thereof, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share (a "Certificate"). See "THE MERGER AGREEMENT" for a more detailed description of the Merger and the Merger Agreement. The Offer and the Merger are sometimes collectively referred to herein as the "Transactions" and the time at which the Merger is consummated is referred to herein as the "Effective Time."

    The Company has informed the Purchaser that, as of November 15, 1996, there were 8,328,517 Shares issued and outstanding, 9,787,250 Shares issued and outstanding on a fully diluted basis, and approximately 158 holders of record. Neither the Parent nor any of its affiliates currently hold any Shares and will, based on the number of Shares outstanding on a fully diluted basis on such date, therefore, need to acquire at least 4,893,626 Shares pursuant to the Offer to satisfy the Minimum Tender Condition. Upon satisfaction of the Minimum Tender Condition, the Purchaser will have sufficient voting power under the DGCL to approve and effect the Merger at a special meeting of the Company's stockholders without the affirmative vote of any other stockholder of the Company. If the Purchaser acquires at least 90% of the issued and outstanding Shares, the Purchaser will be able to consummate the Merger under the DGCL without a vote of the Company's stockholders at a meeting or the written consent of the Company's stockholders. See "SPECIAL FACTORS--Purpose of the Transactions."

    The Company has advised the Purchaser that, to the Company's knowledge, all of its executive officers, directors and affiliates, except for Mr. Bill Barancik, intend to tender their Shares pursuant to the Offer.

    The Merger Agreement provides that, subject to the terms and conditions of the Offer, the Purchaser will accept for payment all Shares that have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following the Expiration Time (12:00 midnight New York City time on Friday, December 20, 1996, unless extended by the Purchaser) that all conditions to the Offer (which are set forth herein under "THE TENDER OFFER--Certain Conditions to the Offer") shall have been satisfied or waived by the Purchaser. The Purchaser will pay for all such Shares as promptly as practicable thereafter. The Offer will not remain open following the time Shares are accepted for payment.

    It is the present intention of the Purchaser to seek to cause the Company to make an application for the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as practicable after the purchase of all validly tended Shares pursuant to the Offer if the requirements for termination of registration are met. See "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; Nasdaq Stock Market Listing and Exchange Act Registration."

    The Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger to repay certain outstanding indebtedness of the Company and to pay all related costs and expenses will be approximately $78 million. The Purchaser anticipates that it will fund such amount pursuant to its existing bank credit facility. See "FINANCING OF THE TRANSACTIONS."

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTIONS

    In November 1995, the Company and Parent entered into a definitive agreement (the "Previous Merger Agreement") providing for a stock-for-stock merger transaction pursuant to which each Share would have been converted into 0.3483 of a share of Parent's common stock. Pursuant to the Previous Merger Agreement, either party could terminate such agreement if the merger had not been effected on or before April 1, 1996. In March 1996, it became apparent that the merger could not be effected on or before April 1, 1996. Parent had previously informed the Company that it intended to terminate the Previous Merger Agreement if the merger contemplated thereby had not been effected by April 1, 1996, unless the Company agreed to a lower implied purchase price. The Company was unwilling to agree to a reduced purchase price and terminated the Previous Merger Agreement on April 2, 1996.

    On several occasions thereafter, representatives of Parent and the Company discussed the possibility of a business combination involving Parent and the Company. On September 13, 1996, representatives of Parent met with John Elorriaga, a member of the Company's Board of Directors, to discuss the possible acquisition of the Company. Later that day, Parent delivered a letter to the Company in which Parent indicated an interest in acquiring all outstanding Shares at a purchase price of $6.25 per Share in cash, subject to certain conditions. As a result of several conversations among representatives of Parent and the

Company and an indication by the Company that it would not accept Parent's initial proposal, on October 3, 1996 Parent submitted a revised proposal to the Company that provided for a cash purchase price of $6.50 per Share, subject to certain conditions.

    On October 17, 1996, Smith Barney contacted Parent for clarification of certain terms and conditions set forth in the revised Parent proposal. On October 21, 1996, Parent responded in writing to such request for clarification. Between October 23 and November 17, 1996, representatives of Parent conducted due diligence and negotiated the terms and conditions of a merger agreement and related documents with representatives of the Company.

    On October 24, 1996, the Company and Parent entered into a Confidentiality Agreement pursuant to which the Company agreed to supply certain information to Parent and its affiliates, and Parent agreed to treat, and to cause its affiliates, representatives and advisors to treat, such information as confidential. Parent also agreed to indemnify the Company and its affiliates and representatives from liabilities arising out of a breach or alleged breach of the Confidentiality Agreement.

    On October 30, 1996, the Company issued a press release that it was in discussions concerning the possibility of a merger of the Company with Parent at a price of $6.50 per Share in cash. The closing price per Share, as reported by the Nasdaq Stock Market, on October 29, 1996 (the day prior to such public announcement) was $3.875. On November 8, 1996, the Board of Directors of Parent approved the Offer and the Merger and authorized Parent's officers to negotiate and execute a definitive merger agreement on behalf of Parent. The parties executed the Merger Agreement on November 17, 1996. Public announcement of such execution was made on the morning of November 18, 1996.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS; POTENTIAL CONFLICTS OF
  INTEREST

    The Company's stockholders should be aware that certain members of the Company's Board of Directors and management have certain interests respecting the Merger separate from their interests as holders of Shares. The Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the "Commission") contains important information in this regard that should be read carefully before any decision is made with respect to the Offer.

CERTAIN INFORMATION PROVIDED BY THE COMPANY

    Except as otherwise provided in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase, incluing financial information, has been taken from or based upon records on file with the Commission and other publicly available information. Although neither the Purchaser nor Parent has any knowledge that any such information is untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of such information.

    In the course of its discussions with Parent, described in "--Background of the Transaction" above, the Company provided Parent with certain business and financial information that Parent believes was not publicly available. Such information included, among other things, certain financial projections for the fourth quarter of 1996 and the first two quarters of 1997 (the "Company Projections") prepared by management of the Company. The Company Projections do not take into account any of the potential effects of the Offer and the Merger. The Company does not as a matter of course publicly disclose internal projections as to future revenues, earnings or financial condition.

    Set forth below is a summary of the Company Projections.

                                                   THREE MONTHS ENDED   THREE MONTHS ENDED   THREE MONTHS ENDED
                                                    DECEMBER 31, 1996     MARCH 31, 1997        JUNE 30, 1997
                                                   -------------------  -------------------  -------------------
                                                                          (IN THOUSANDS)
Adjusted net revenue.............................       $  10,673            $  11,462            $  11,722
Gross profit.....................................           4,250                4,711                5,022
Pre-tax income...................................             760                1,079                1,258
Income tax provision.............................             330                  468                  546
Net income.......................................             430                  611                  712

    THE COMPANY PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE PROJECTIONS ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS PROVIDED TO PARENT. NONE OF PARENT, THE PURCHASER OR ANY PARTY TO WHOM THE PROJECTIONS WERE PROVIDED ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF SUCH INFORMATION. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY WHICH, THOUGH PARENT HAS BEEN ADVISED WERE CONSIDERED REASONABLE BY THE COMPANY AT THE TIME THEY WERE FURNISHED TO PARENT, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE PROJECTIONS HAVE NOT BEEN EXAMINED OR COMPILED BY THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS. FOR THESE REASONS, AS WELL AS THE BASES ON WHICH SUCH PROJECTIONS WERE COMPILED, THERE CAN BE NO ASSURANCE THAT SUCH PROJECTIONS WILL BE REALIZED, OR THAT ACTUAL RESULTS WILL NOT BE HIGHER OR LOWER THAN THOSE ESTIMATED. THE INCLUSION OF SUCH PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, THE PURCHASER OR ANY OTHER PARTY WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS.

PURPOSE OF THE TRANSACTIONS

    The purpose of the Transactions is for Parent to acquire the entire equity interest in the Company. Following the completion of the Offer, any remaining equity interest in the Company not owned by the Purchaser, will be acquired by consummating the Merger. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to Parent and to provide stockholders of the Company with cash for all their Shares.

    The DGCL requires that the Merger be approved by the holders of at least a majority of the issued and outstanding Shares entitled to vote on the Merger. Upon satisfaction of the Minimum Tender Condition, the Purchaser will have sufficient voting power to approve and effect the Merger at a special meeting of the Company's stockholders without the affirmative vote of any other stockholder of the Company. If the Purchaser acquires at least 90% of the issued and outstanding Shares, Purchaser will be able to consummate the Merger under the DGCL without a vote of the Company's stockholders at a meeting or the written consent of the Company's stockholders. In such event, the Purchaser expects to effect the Merger as promptly as practicable following the purchase of Shares pursuant to the Offer.

    As a result of the Merger, the Company will be a privately held company. The Merger will result in the termination of all of the rights of the Company's stockholders as stockholders. Such stockholders will not participate in the earnings and growth of the Surviving Corporation after the Merger and will not have any right to vote on corporate matters. Similarly, such stockholders will not face the risk of decline in the value of the Company and the Shares after the Merger. If the Merger is consummated, Parent will indirectly own 100% of the equity interests of the Company and will be entitled to all benefits resulting from those interests, including all income generated by the Company's operations and any future increase in the Company's value.

    The Purchaser believes that the primary benefit of the Offer to the stockholders of the Company, other than the Purchaser, is that they will be afforded the opportunity to sell their Shares at a price determined by the Board of Directors of the Company to be fair and that represents an approximate 68% premium over the $3.875 closing price of the Shares on the last full trading day prior to the public announcement on October 30, 1996 that the Company and Parent were discussing a potential transaction. See "THE TENDER OFFER--Price Range of the Shares."

PLANS FOR THE COMPANY

    Pursuant to the Merger Agreement, upon the purchase of Shares by Purchaser pursuant to the Offer and from time to time thereafter, Parent will be entitled to designate that number of directors, rounded up to the next whole number, to the Company's Board of Directors as will give Parent representation on such Board equal to the percentage of Shares so purchased to the total number of outstanding Shares. See "THE MERGER AGREEMENT--Composition of the Company's Board or Directors." At the Effective Time, the officers and directors of the Purchaser immediately prior to the Effective Time will become the officers and directors of the Surviving Corporation. Following the consummation of the Merger, the Board of Directors of the Surviving Corporation intends to conduct a detailed review of the Company, including its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, and personnel and to consider what, if any, changes would be desirable in light of the circumstances that then exist. After such review, such changes could include the acquisition or disposition of assets or other changes in the Company's capitalization, dividend policy, corporate structure, business, Certificate of Incorporation or By-Laws.

    Except for the Transactions and as set forth in this Offer to Purchase, the Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's capitalization, dividend policy, corporate structure, business or the composition of the Company's management or its Board of Directors.

APPRAISAL RIGHTS

    Stockholders do not have appraisal rights as a result of the Offer. If the Merger is consummated, stockholders of the Company will have the right to dissent therefrom and demand appraisal of their Shares under Section 262 of the DGCL. Dissenting stockholders who comply with the statutory procedures would be entitled to receive a judicial determination and payment of the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger), together with a fair rate of interest, if any, on the amount determined to be the fair value. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid per Share in the Offer or the market value of the Shares. In WEINBERGER V. UOP, INC., the Delaware Supreme

Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The value so determined could be more or less than the purchase price per Share paid pursuant to the Offer or the consideration per Share paid in the Merger or other similar business combination. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger. See Appendix A to this Offer to Purchase for the procedures required for perfecting appraisal rights in connection with the Merger.

    In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties.

CERTAIN TAX CONSEQUENCES

    The summary of tax consequences set forth below is for general information only and is based on the law as currently in effect. The tax treatment of each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND CHANGES IN SUCH TAX LAWS.

    Sales of Shares pursuant to the Offer (and the receipt of cash pursuant to the Offer) will be taxable transactions for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local or foreign income and other tax laws. Generally, for federal income tax purposes a tendering stockholder will recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer and the stockholder's adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer. Gain or loss will be calculated for each block of Shares tendered and purchased pursuant to the Offer. For federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, and a long-term capital gain or loss if the stockholder's holding period is more than one year. The receipt of cash by stockholders pursuant to the Merger should result in similar federal income tax consequences to such stockholders.

GOVERNMENTAL AND REGULATORY APPROVALS

    ANTITRUST MATTERS. Transactions such as the Offer and the Merger are reviewed by the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Offer could not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. On February 9, 1996, the DOJ and the FTC granted early termination of the waiting period in connection with the transactions contemplated by the Previous Merger Agreement. Such early termination is effective for a period of one year and is also applicable to the Offer and the Merger.

    MEDICARE. The Company has been advised by its counsel that the transactions contemplated by the Merger Agreement will constitute a "change of ownership" of certain of the Company's "providers" for purposes of the Medicare program. As a result, the Company will be required to provide post-Merger notification to its medicare fiscal intermediaries.

    Except as described above, the Purchaser is not aware of any other governmental or regulatory approvals required for consummation of the Offer and the Merger.

                           FINANCING THE TRANSACTIONS

GENERAL

    Approximately $78 million will be required by the Purchaser to acquire all of this issued and outstanding Shares pursuant to the Offer and the Merger, to pay the outstanding principal amount of certain indebtedness of the Company and to pay related transaction costs and expenses. It is anticipated that such financing will be obtained by the Purchaser pursuant to (i) a credit agreement dated as of September 26, 1995 (as amended, the "Credit Facility") with NationsBank of Texas, N.A., as Agent, and the lenders named therein, in an aggregate amount of $750 million of which up to $78 million will be available to finance the Offer and the Merger and (ii) working capital of the Purchaser.

    A summary of certain provisions of the Credit Facility is set forth below. Such summary is qualified in its entirety by reference to the text of the Credit Facility and the amendments thereto, which are exhibits to the Schedule 14D-1 filed by the Purchaser with the Commission in connection with the Offer, each of which may be obtained from the Commission or upon request from the Purchaser. See "THE TENDER OFFER--Miscellaneous" below.

THE CREDIT FACILITY

    The aggregate revolving credit commitment under the Credit Facility is $750 million, of which the Company had borrowed $528.4 million and had outstanding letters of credit of $34.9 million at August 31, 1996. Borrowings under the Credit Facility bear interest, payable monthly, at a rate equal to either, as selected by the Company, the Alternate Base Rate (as therein defined) of the Agent in effect from time to time, or the Adjusted London Inter-Bank Offer Rate plus 0.625% to 1.25% per annum, depending on the maintenance of specified financial ratios. The applicable interest rates at August 31, 1996 were 8.25% and 6.44% - 6.63% on the Alternate Base Rate and Adjusted London Inter-Bank Offer Rate advances, respectively. In addition, borrowings thereunder mature in September 2000 and are secured by a pledge of the capital stock of substantially all subsidiaries of the Company. Under the terms of the Credit Facility, the Company is required to maintain certain financial ratios and is restricted in the payment of dividends to an amount which shall not exceed 20% of the Company's net earnings for the prior fiscal year.

CONDITIONS

    The Banks' obligation to make loans under the Credit Facility is subject, among other things, to compliance with certain covenants and restrictions. Such provisions (i) require Parent to maintain certain financial ratios, (ii) restrict Parent's ability to enter into capital leases beyond certain specified amounts, (iii) prohibit transactions with affiliates not at arm's length, (iv) allow Parent to make only permitted investments, (v) restrict certain indebtedness, liens, dispositions of property and issuances of securities and
(vi) prohibit a change in control or a fundamental change in the business of Parent except under certain limited circumstances. The Credit Facility further provides that certain limited events or occurrences that would or could reasonably be expected to have a material adverse effect on Parent's ability to repay the loans or to perform its obligations under the Credit Facility will constitute an event of default under the Credit Facility.

                              THE MERGER AGREEMENT

    The following is a summary of certain provisions contained in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement which is attached as Appendix B to this

Offer to Purchase and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

THE OFFER

    The Purchaser is required by law to keep the Offer open for not fewer than 20 business days from and including the date of its commencement. Subject to the terms and conditions of the Offer, the Purchaser is obligated to accept for payment Shares that have been validly tendered and not withdrawn pursuant to the Offer at a price of $6.50 per Share, net to the seller in cash, promptly after expiration of the Offer; PROVIDED that, Purchaser may extend the Offer up to the tenth business day after the later of (i) the initial expiration date of the Offer and (ii) the date on which all conditions to the Offer shall first have been satisfied or waived. The Company agrees that no Shares held by the Company will be tendered to Parent pursuant to the Offer; PROVIDED, that Shares held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of the Company shall not be deemed to be held by the Company, regardless of whether the Company has, directly or indirectly, the power to vote or control the disposition of such Shares. The obligation of the Purchaser to accept for payment, purchase and pay for Shares tendered pursuant to the Offer is subject to the Minimum Tender Condition and certain other conditions that are described in "THE TENDER OFFER--Terms of the Offer" and "The Tender Offer-- Certain Conditions to the Offer" below. The Purchaser expressly reserves the right to increase the price per share payable in the Offer or to make any other changes in the terms and conditions of the Offer; provided that, Purchaser may not, without the prior written consent of the Company, (a) decrease or change the form of the consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) add to or change the conditions of the Offer, except that Parent in its sole discretion may waive any of the conditions to the Offer other than the Minimum Tender Condition, which may not be waived without the Company's prior written consent, or (d) make any other change in the terms or conditions of the Offer which is adverse to the holders of the Shares.

COMPOSITION OF THE COMPANY'S BOARD OF DIRECTORS

    The Merger Agreement provides that promptly upon the purchase by the Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the outstanding Shares and from time to time thereafter, Parent shall be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, to the Board of Directors of the Company as will give Parent representation on such Board equal to the product of the number of directors on the Board of Directors of the Company and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request of Parent, exercise reasonable efforts to increase the size of the Board of Directors of the Company or secure the resignations of such number of directors as is necessary to enable such Parent Designees to be so elected or appointed. Such Parent Designees will abstain from any action proposed to be taken by the Company to amend or terminate the Merger Agreement or waive any action by Parent or the Purchaser, which actions will be effective with the approval of a majority of the remaining directors. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act. At the request of Parent, the Company shall take all action reasonably necessary to effect any such election or appointment, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information previously has been provided to the Company's stockholders pursuant to the Company's Schedule 14D-9. Parent and the Purchaser will supply to the Company, and will be solely responsible for, all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule.

THE MERGER

    The Merger Agreement provides that, upon the terms and subject to the conditions therein, and in accordance with the DGCL, at the Effective Time, the Purchaser shall be merged with and into the

Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger.

    As provided in the Merger Agreement, by virtue of the Merger and without any action on the part of any of the parties thereto or the holders of Shares:

    (a) each Share that is issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, the Purchaser or their respective affiliates or held by the Company in its treasury, which Shares will be cancelled and extinguished and any Dissenting Shares, as hereinafter defined) shall be changed and converted into and represent the right to receive $6.50 in cash, or any higher price paid per Share in the Offer (the "Per Share Merger Consideration"). All such Shares shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and each certificate which immediately prior to the Effective Time evidenced any such Shares (other than Shares owned by Parent, the Purchaser or their respective affiliates or held by the Company in its treasury, which Shares will be cancelled and extinguished, and any Dissenting Shares) shall thereafter represent the right to receive (without interest), upon surrender of such certificate in accordance with the provisions of the Merger Agreement, the Per Share Merger Consideration multiplied by the number of Shares evidenced by such certificate (the "Merger Consideration"). The holders of certificates previously evidencing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto (including, without limitation, any rights to vote or to receive dividends and distributions in respect of such Shares), except as otherwise provided in the Merger Agreement or by law; and

    (b) each share of capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    Notwithstanding anything in the Merger Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have perfected dissenters' rights in accordance with
Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal under the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal of such Shares under the DGCL, such holder's shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive, upon surrender as provided above, the Merger Consideration for the certificate or certificates that formerly evidenced such Shares.

    The Merger Agreement provides that immediately prior to the Effective Time,

    (a) all outstanding (i) options and other rights to acquire Shares granted to employees under any stock option or purchase plan, program or similar arrangement of the Company (each, as amended, an "Option Plan" and, such options and other rights, "Stock Options"), and (ii) any other rights to acquire Shares ("Company Acquisition Rights"), whether or not then exercisable or vested, will be cancelled by the Company upon consummation of the Offer, and the holders thereof shall be entitled to receive, for each Share subject to such Stock Option or Company Acquisition Right, in settlement and cancellation thereof, an amount in cash equal to the positive difference, if any, between the Per Share Merger Consideration and the exercise price per share of such Stock Option or Company Acquisition Right, as the case may be, which amount shall be paid at the time the Stock Option or Company Acquisition Right is cancelled; PROVIDED, that, with respect to any person subject to Section 16 of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. All applicable withholding taxes attributable to the payments made under the Merger Agreement or to distributions contemplated thereby shall be deducted from the amounts payable under the Merger Agreement and all such taxes attributable to the cancellation of Stock

Options and Company Acquisition Rights shall be withheld from the proceeds received in connection with the cancellation thereof.

    (b) Except as provided in the Merger Agreement or as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans shall terminate as of the Effective Time and any rights under any provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company shall be cancelled as of the Effective Time.

    The Merger Agreement provides that, unless the Merger is consummated without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL, and subject to applicable law, the Company, acting through its Board of Directors, shall, in accordance with the DGCL, its Certificate of Incorporation and its Bylaws, (a) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement (the "Company Stockholders' Meeting") and (b) subject to the fiduciary duties of its Board of Directors, include in the proxy statement or information statement prepared by the Company for distribution to stockholders of the Company in advance of the Company Stockholders' Meeting in accordance with Regulation 14A or Regulation 14C promulgated under the Exchange Act (the "Company Proxy Statement") the recommendation of the majority of its Board of Directors in favor of the Offer and the Merger. Parent will provide the Company with the information concerning Parent and the Purchaser required to be included in the Company Proxy Statement, and will vote, or cause to be voted, all Shares owned by it or its affiliates in favor of approval and adoption of the Merger Agreement and the Merger.

    Notwithstanding anything to the contrary in the Merger Agreement, if Parent, the Purchaser or their respective affiliates shall acquire at least 90% of the outstanding Shares, each of Parent, the Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

CONDITIONS TO THE MERGER

    Under the Merger Agreement, the respective obligations of each party thereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law: (a) Parent having accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED that this condition will be deemed satisfied if Parent fails to accept for payment or pay for Shares pursuant to the Offer in breach of the terms of the Offer or the Merger Agreement; (b) unless the Merger is consummated without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL, the Merger Agreement having been adopted, and the Merger having been approved, by a vote of the holders of a majority of the outstanding Shares; (c) no federal or state governmental or regulatory body or court of competent jurisdiction having enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, preliminary or permanent injunction or other order that is in effect and that prohibits, enjoins or otherwise restrains the consummation of the Merger; PROVIDED, HOWEVER, that the parties shall use all commercially reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted; (d) any waiting period under the HSR Act applicable to the Merger having terminated or otherwise expired; and (e) all material filings required to be made prior to the Effective Time with, and all material consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, governmental and regulatory authorities in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement that are listed in the Company Disclosure Schedule (as defined in the Merger Agreement) having been made or obtained, as the case may be.

    The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by the Company: (a) all representations and warranties made by Parent and the Purchaser in the Merger Agreement being true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by the Merger Agreement and except for representations and warranties that were made as of a specific date or time, which must be true and correct in all material respects only as of such specific date or time; (b) each of Parent and the Purchaser having performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in the Merger Agreement to be performed or complied with by it prior to or at the Effective Time; and (c) the Company having received the Deposit (as hereinafter defined).

    The obligation of Parent and the Purchaser to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by either of Parent or the
Purchaser: (a) all representations and warranties made by the Company in the Merger Agreement being true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by the Merger Agreement and except for representations and warranties that were made as of a specific date or time, which must be true and correct in all material respects only as of such specific date or time; and (b) the Company having performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in the Merger Agreement to be performed or complied with by it prior to or on the Effective Time.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various customary representations and warranties of the parties. Representations and warranties of the Company include, without limitation, certain matters relating to its organization and qualifications to do business, capitalization, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, the absence of certain violations, filings with the Commission, the absence of certain changes since December 31, 1995, litigation, employee benefit matters, taxes, compliance with law, intellectual property, insurance, employment agreements, brokers and finders, opinions of financial advisors, permits, business practices, disclosure of certain agreements, and the accuracy of the Offer Documents, the Company Proxy Statement and the Company's Schedule 14D-9.

    Representations and warranties of the Purchaser and Parent include, without limitation, certain matters relating to its organization and qualifications to do business, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, the absence of certain violations, litigation, financing for the transactions contemplated by the Merger Agreement, brokers and finders, the operations of Purchaser, and the accuracy of the Offer Documents, the Company Proxy Statement and the Company's Schedule 14D-9.

CONDUCT OF BUSINESS PENDING THE MERGER

    From the date of the Merger Agreement until the Effective Time, except as otherwise required or contemplated by the Merger Agreement or as required by applicable law or as set forth in the Company Disclosure Schedule, the Company shall: (a) use all commercially reasonable efforts to conduct its business and the business of its subsidiaries (the "Subsidiaries") in all material respects only in the ordinary course of business and consistent with past practice; (b) not amend its Certificate of Incorporation or Bylaws or declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of its capital stock; (c) not reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (d) not issue, grant, sell or pledge or agree or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, its capital stock other than the grant of stock options to purchase up to an aggregate of 5,000 Shares in the ordinary course of business and consistent with past practice under current employee benefit plan arrangements and other than Shares issuable upon the exercise of stock options or issuable upon the exercise of convertibility features in its securities outstanding on the date of the Merger Agreement; (e) not acquire, sell, transfer, lease or encumber any material assets except in the ordinary course of business and consistent with past practice; (f) use all commercially reasonable efforts to preserve intact its business organizations and the business organizations of its Subsidiaries, and to keep available the services of its present key officers and employees; PROVIDED, HOWEVER, that to satisfy the foregoing obligation, the Company shall not be required to make any payments or enter into or amend any contractual arrangements or understandings, except in the ordinary course of business and consistent with past practice; (g) not adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of the Company or any of its Subsidiaries; (h) not grant any severance or termination pay (otherwise than pursuant to policies in effect on the date of the Merger Agreement) to, or enter into any employment agreement with, any of its executive officers or directors;
(i) not, except in the ordinary course of business consistent with past practice or pursuant to obligations imposed by collective bargaining agreements, increase the compensation payable or to become payable to its officers or employees, enter into any contract or other binding commitment in respect of any such increase with any of its directors, officers or other employees or any director, officer or other employee of its Subsidiaries, and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement or Company Benefit Plan, except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Company Benefit Plan as of the date of the Merger Agreement; (j) not settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms; (k) not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by the Commission or the Financial Accounting Standards Board; (l) not make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business; and (m) not authorize or enter into an agreement to do any of the foregoing.

ACCESS; CONFIDENTIALITY

    From the date of the Merger Agreement until the Effective Time, upon reasonable prior notice to the Company, the Company shall give Parent and its authorized representatives reasonable access during normal business hours to its executive officers and such other officers or other representatives of the Company approved in advance by the Company (which approval shall not be unreasonably withheld), properties, books and records, and shall furnish Parent and its authorized representatives with such financial and operating data and other information concerning the business and properties of the Company as Parent may from time to time reasonably request. Parent and the Purchaser will hold and treat, and will cause their respective affiliates, agents and other representatives to hold and treat, all documents and information concerning the Company furnished to Parent, Purchaser or their respective representatives in connection with the transactions contemplated by the Merger Agreement confidential in accordance with the Confidentiality Agreement dated October 24, 1996 between the Company and Parent, which Confidentiality Agreement shall remain in full force and effect until the termination of the Merger Agreement or otherwise in accordance with its terms.

COMPANY PROXY STATEMENT

    Unless the Merger is consummated without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL, the Company shall, as soon as reasonably practicable after the consummation of the Offer, prepare a preliminary form of the Company Proxy Statement (the "Company Preliminary Proxy Statement"). The Company shall (a) file the Company Preliminary Proxy Statement with the Commission promptly after it has been prepared in a form reasonably satisfactory to the Company and Parent and (b) use commercially reasonable efforts to promptly prepare any amendments to the Company Preliminary Proxy Statement required in response to comments of the Commission or its staff or that the Company with the advice of counsel deems necessary or advisable and to cause the Company Proxy Statement to be mailed to the Company's stockholders as soon as reasonably practicable after the Company Preliminary Proxy Statement, as so amended, is cleared by the Commission.

PUBLIC ANNOUNCEMENTS

    None of the Parties shall issue any press release or make any public statement concerning the Merger Agreement or any of the transactions contemplated therein, without the prior written consent of the other parties thereto; PROVIDED, HOWEVER, that a party may, without the prior written consent of the other party thereto, issue such a press release or make such a public statement to the extent required by applicable law or any listing agreement with a national securities exchange by which such party is bound if it has used commercially reasonable efforts to consult with the other parties and to obtain such parties' consent but has been unable to do so in a timely manner.

ACQUISITION PROPOSALS

    Except as contemplated in the Merger Agreement, the Company shall not initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, the acquisition of all or a significant part of the business and properties or capital stock of the Company or its Subsidiaries, taken as a whole, whether by merger, purchase of assets, tender offer or otherwise with a third party other than Parent (an "Acquisition Proposal"), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or knowingly permit any of the officers, directors, employees or agents of the Company or its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other agent retained by the Company or any of its Subsidiaries to take any such action. The Company shall as promptly as practicable notify Parent of all relevant terms of any such inquiries or proposals received by the Company or its Subsidiaries and, if such inquiry or proposal is in writing, the Company shall as promptly as practicable deliver or cause to be delivered to Parent a copy of such inquiry or proposal. Notwithstanding the foregoing, nothing shall prohibit the Company's Board of Directors from (a) furnishing information to, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in connection with an Acquisition Proposal if, and only to the extent that (i) such unsolicited bona fide proposal is on terms that the Company's Board determines it cannot reject, based on applicable fiduciary duties and the advice of counsel and (except with respect to furnishing information) for which financing, to the extent required, is then committed, or in the good faith judgment of the Board, could reasonably be expected to be obtained, and (ii) prior to furnishing such information to, entering into discussions or negotiations with, such person or entity the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; or (b) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

DIRECTORS' & OFFICERS' INDEMNIFICATION

    The Company, Parent and the Purchaser have agreed that from the Effective Time through the later of (i) the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation referred to below, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger, the preparation, filing and mailing of the Proxy Statement and the other transactions and actions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or such Subsidiary would have been permitted, under applicable law, indemnification agreements existing on the date of the Merger Agreement, the Certificate of Incorporation or Bylaws of the Company or such Subsidiary in effect on the date thereof, to indemnify such Person (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law). To the extent that the Surviving Corporation fails to perform any of its indemnification obligations pursuant to the Merger Agreement, Parent shall assume such indemnification obligations and rights of the Surviving Corporation under the Merger Agreement.

COMPANY PLANS

    Following the Effective Time, Parent will cause the Surviving Corporation to provide to persons who were employees of the Company or any of its Subsidiaries prior to the Effective Time (the "Company Personnel") employee benefit plans, programs and arrangements (the "Surviving Corporation Plans") which in the aggregate are substantially comparable to those employee benefit plans, programs and arrangements generally provided to the employees of Parent as of the Effective Time.

    Following the Effective Time, Parent will also cause the Surviving Corporation Plans to recognize any prior accrued service, compensation credit, credit toward satisfying deductible expense requirements, out-of-pocket expense limits and maximum lifetime benefit limits of such Company Personnel and/or such Company Personnel's eligible dependents, to the extent such prior service, credits and limits were recognized under the comparable employee benefit plans, programs or arrangements of the Company as of the Effective Time (the "Assumed Plans"), for all purposes under the Surviving Corporation Plans (including, but not limited to, participation, eligibility, vesting and the calculation of benefits), and Parent shall cause the Surviving Corporation Plans to waive any preexisting condition, exclusion or limitation under any such Plan to the extent such condition, exclusion or limitation would be covered by the comparable plan, program or arrangement of the Company as of the Effective Time.

DEPOSIT

    Pursuant to the terms of the Merger Agreement, Parent provided the Company with an earnest money deposit in the amount of $1.0 million (the "Deposit"), which Deposit shall be refunded by the Company to Parent on the earlier of (a) the date on which the fee described below in paragraph (a) of "Termination Fees and Expenses" is due and payable by the Company to Parent, (b) the date on which the Company consummates a business combination or other transaction pursuant to an Acquisition Proposal, or (c) within 120 days of termination of the Merger Agreement or termination of the Offer without the purchase of any Shares; PROVIDED, that the Deposit shall not be required to be refunded by the Company if the events specified below in paragraph (b)(i) of "Termination Fees and Expenses" shall occur.

TERMINATION

    The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company, if required by applicable provisions of the DGCL), prior to the Effective Time:

    (a) by either the Company or Parent, (i) upon mutual written consent of both the Company and Parent; (ii) if the Effective Time shall not have occurred on or before 120 days from the date of the Merger Agreement; PROVIDED, that such right to terminate shall not be available to any party whose misrepresentation in the Merger Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or (iii) if any federal or state court of competent jurisdiction or other federal or state governmental or regulatory body shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by the Merger Agreement and such judgment, injunction, order or decree shall have become final and nonappealable (PROVIDED, HOWEVER, that the party seeking to so terminate the Merger Agreement shall have used commercially reasonable efforts to remove such judgment, injunction, order or decree) or if any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of the Merger Agreement that prohibits the consummation of the Offer or the Merger shall be in effect;

    (b) by the Company, if (i) Parent fails to commence the Offer as provided in the Merger Agreement, (ii) the Offer expires or is terminated without any Shares being purchased thereunder, (iii) Parent fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or the Merger Agreement, (iv) the Merger Agreement is not adopted or, unless the Merger is consummated without a meeting of the Company's stockholders in accordance with
Section 253 of the DGCL, the Merger is not approved at the Company Stockholders' Meeting by the holders of a majority of the outstanding Shares, (v) there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of either of Parent or the Purchaser, which is incurable or which is not cured after 30 days' written notice by the Company to Parent, (vi) the Company's Board of Directors shall withdraw, modify or change its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing in order to comply with Rule 14d-9 or Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal, (vii) or any Person or group of Persons shall have made an Acquisition Proposal the acceptance of which the Company's Board of Directors determines, after consultation with legal counsel, is required to comply with its fiduciary duties under applicable law; or

    (c) by Parent, if (i) the Offer is not commenced as provided in the Merger Agreement directly as a result of actions or inaction by the Company, (ii) the Offer is terminated or expires as a result of the failure of the Minimum Tender Condition or one of the other conditions to the Offer specified under "THE TENDER OFFER--Certain Conditions to the Offer" below or upon the expiration of the Offer without the purchase of any Shares thereunder, unless such termination or expiration has been caused by or resulted from the failure of Parent or the Purchaser to perform any covenants and agreements of Parent or the Purchaser contained in the Merger Agreement, (iii) prior to the consummation of the Offer, the Company Board withdraws or modifies in a manner materially adverse to Parent or the Purchaser its favorable recommendation of the Offer or the Merger or shall have recommended any Acquisition Proposal with a party other than Parent or any of its affiliates, or (iv) there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of the Company, which is incurable or which is not cured after 30 days' written notice by Parent to the Company.

TERMINATION FEES AND EXPENSES

    The Company, Parent and Purchaser have agreed that:

    (a) Provided that neither Parent nor the Purchaser shall be in breach of their respective obligations under the Merger Agreement, if (i) prior to the consummation of the Offer, the Company's Board of Directors terminates the Merger Agreement as described above in paragraphs (b)(vi) or (vii) of "Termination" or Parent terminates the Merger Agreement as described above in paragraph (c)(iii) or (iv) of "Termination" and (ii) as a result thereof, Parent shall have terminated the Offer, allowed the Offer to expire without purchasing any Shares thereunder or failed to commence the Offer in accordance with the terms of the Merger Agreement and (iii) the Company enters into a definitive agreement relating to an Acquisition Proposal or a business combination or other transaction contemplated by such Acquisition Proposal shall have been consummated (A) prior to or within six months following such termination (in the case of a termination by the Board as described above in paragraphs (b)(vi) or
(vii) of "Termination" or by Parent as described above in paragraph (c)(iii) of "Termination"), or (B) prior to or within three months following such termination with respect to an Acquisition Proposal that provides for consideration in excess of $6.50 per Share (in the case of a termination by Parent as described above in paragraph (c)(iv) of "Termination"), then the Company agrees that it will immediately thereafter pay to Parent a fee of $2,500,000 in cash, payable in same day funds. Parent and Purchaser have agreed that, so long as Parent has received such fee, it shall not assert or pursue in any manner, directly or indirectly, (i) any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under the Merger Agreement against any third party submitting an Acquisition Proposal, or (ii) any claim or cause of action against the Company or any of its officers, directors, employees, agents or other representatives based in whole or in part upon its or their receipt, consideration, recommendation or approval of, or other action taken with respect to, an Acquisition Proposal or based in whole or in part upon the failure of the transactions contemplated by the Merger Agreement to be consummated.

    (b) Provided that the Company shall not be in breach of its obligations under the Merger Agreement, (i) if, notwithstanding the satisfaction or waiver of the Minimum Tender Condition and the other conditions to the Offer specified under "THE TENDER OFFER--Certain Conditions to the Offer" below, and the mutual conditions of Parent and the Company and the other conditions of Parent to effect the Merger, Parent shall for any reason fail to consummate the transactions contemplated by the Merger Agreement or, as a result of actions or inaction of Parent, any of the foregoing conditions shall not have been satisfied and as a result thereof the transactions contemplated by the Merger Agreement are not consummated, then Parent agrees that it will immediately thereafter pay to the Company a fee of $2,500,000 in cash (less the Deposit), payable in same day funds, or (ii) if Parent shall fail to consummate the transactions contemplated by the Merger Agreement as a result of the failure to satisfy any of the conditions described in clause (i) above and such failure is neither a result of any action or inaction of Parent nor a result of a termination by the Company of the Merger Agreement under circumstances in which the Company would be required to pay to Parent the fee described above in paragraph (a) of "Termination Fees and Expenses," then, in lieu of the fee specified above, Parent shall reimburse the Company for its actual and documented out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement.

    (c) Except as provided above, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) shall be borne by the party which incurs such cost or expense; PROVIDED, that if the Merger Agreement is terminated as described above in "Termination" as a result of a material misrepresentation by a party or a material breach by a party of any of its covenants or arrangements set forth therein, such party shall pay the costs and expenses incurred by the other party in connection with the Merger Agreement; and PROVIDED, FURTHER, that all costs and expenses related to the preparation, printing, filing and mailing (as applicable) of the Company Proxy Statement and all Commission and other regulatory filing fees incurred in connection with the Company Proxy Statement shall be borne equally by the Company, on the one hand, and Parent and the Purchaser, on the other hand.

                                THE TENDER OFFER

TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Time and not theretofore withdrawn in accordance with the procedures for proper withdrawal set forth in "THE TENDER OFFER-- Withdrawal Rights" below. The term "Expiration Time" means 12:00 midnight, New York City time, on December 20, 1996, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Time" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

    Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of and the payment for any Shares by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer.

    If by 12:00 midnight, New York City time, on December 20, 1996, (or any other date or time then set as the Expiration Time), any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment any Shares and return all tendered shares to tendering stockholders, (ii) waive all the unsatisfied conditions (other than the Minimum Tender Condition) and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Time, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

    There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 A.M., New York City time, on the next business day after the date of the previously scheduled Expiration Time in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

    If the Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares) or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "THE TENDER OFFER--

Withdrawal Rights" below. The ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is, however, limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response. Accordingly, if prior to the Expiration Time the Purchaser should increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten business day period.

    Consummation of the Offer is conditioned upon satisfaction of the Minimum Tender Condition and the other conditions set forth in "THE TENDER OFFER--Terms of the Offer" below. Subject to the terms and conditions contained in the Merger Agreement, the Purchaser reserves the right (but shall not be obligated) to waive any or all of such conditions. However, if the Purchaser (with the Company's consent) waives or amends the Minimum Tender Condition during the last five business days during which the Offer is open, the Purchaser will be required to extend the Expiration Time so that the Offer will remain open for at least five business days after the announcement of such waiver or amendment is first published, sent or given to holders of Shares.

    The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares promptly upon the initial public announcement of the Offer and will be furnished by the Purchaser to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

ACCEPTANCE FOR PAYMENT AND PAYMENT

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn in accordance with "THE TENDER OFFER--Withdrawal Rights" below promptly after the Expiration Time. Any determination concerning the satisfaction of such terms and conditions will be within the sole discretion of the Purchaser, and such determination will be final and binding on all tendering stockholders. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer).

    In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely Book-Entry Confirmation of a transfer of such Shares as described in "THE TENDER OFFER--Procedures for Tendering Shares" below), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment. The Purchaser will pay any transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal, as well as charges and expenses of the Depositary and the Information Agent in connection with the Offer.

    If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain the tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly choose to exercise, withdrawal rights as described in "THE TENDER OFFER--Withdrawal Rights."

    If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Shares will be returned without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "THE TENDER OFFER--Procedures for Tendering Shares," such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Offer.

PROCEDURES FOR TENDERING SHARES

    VALID TENDER. For a stockholder validly to tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. In addition, either (i) certificates for tendered Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

    BOOK ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at a Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

    SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of Shares (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on the Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be issued to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Time, such stockholder's tender may be effected if all the following conditions are met:

        (1) such tender is made by or through an Eligible Institution;

        (2) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary, as provided below, prior to the Expiration Time; and

        (3) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution and a representation that the tender of Shares effected thereby complies with Rule 14e-4 under the Exchange Act, each in the form set forth in such Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely

Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

    The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    APPOINTMENT. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such acceptance for payment all prior powers of attorney and proxies given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered, among other things, to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting and other rights with respect to such Shares.

    DETERMINATION OF VALIDITY AND BACKUP WITHHOLDING. All questions as to the validity, form, eligibility (including timeliness of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must provide the payor of such cash with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

WITHDRAWAL RIGHTS

    Except as otherwise provided below, all tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Time and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 20, 1997.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in "THE TENDER OFFER--Procedures for Tendering Share" above, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

    Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "THE TENDER OFFER--Procedures for Tendering Shares" above at any time prior to the Expiration Time.

    All questions as to the form and validity (including time and time lines of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

PRICE RANGE OF THE SHARES

    The Shares are listed and principally traded on the Nasdaq Stock Market under the symbol "PRHB." The following table sets forth for the calendar periods indicated the high and low sales prices, according to the Nasdaq Stock Market.

                         HIGH        LOW
                      ----------  ----------
1994:
  Fourth Quarter....  $       6 1/2 $       4

1995:
  First Quarter.....          9           4 1/2
  Second Quarter....         11           8 1/8
  Third Quarter.....         10 1/8         5 7/8
  Fourth Quarter....          8 3/8         4 1/2

1996:
  First Quarter.....          9 3/8         3 5/8
  Second Quarter....          5 1/2         4
  Third Quarter.....          4 3/4         3 3/4
  Fourth Quarter
    (through
    November 18,
    1996)...........          6 1/4         3 11/16

------------------------

* The Common Stock of the Company began trading on the Nasdaq Stock Market in April 1994.

    On October 29, 1996, the last full day of trading prior to the public announcement that the Company and Parent were discussing a potential transaction, the reported closing price of the Shares on the Nasdaq Stock Market was $3.875. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NASDAQ STOCK MARKET LISTING
  AND EXCHANGE ACT REGISTRATION

    The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    The Shares are currently listed and traded on the Nasdaq Stock Market, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued quotation on the Nasdaq Stock Market and may cease to be authorized to be quoted on such market. The Nasdaq Stock Market's published guidelines indicate that it would consider delisting the Shares if, among other things, the number of publicly held Shares (exclusive of holdings of directors, officers and members of their immediate families and other concentrated holdings of 10% or more) should fall below 200,000, the aggregate market value of the "publicly held" Shares should fall below $1 million, the number of stockholders should fall below 400 or the number of holders of round lots should fall below 300.

    The Company has informed the Purchaser that, as of November 15, 1996, there were 158 holders of record of the Shares and 8,328,517 Shares were outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq Stock Market for continued quotation and the Shares cease to be authorized to be quoted on the Nasdaq Stock Market, the market for the Shares could be adversely affected or eliminated.

    If the Shares cease to be listed on the Nasdaq Stock Market, it is possible that the Shares would begin to trade in the over-the-counter market and that price quotations would be reported by the National Association of Securities Dealers, Inc. through its Automated Quotation System or by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon such factors as the number of stockholders remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse impact on the market price for or the marketability of the Shares.

    The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholder's meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

    The Purchaser may seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act after the completion of the Offer if the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from the Nasdaq Stock Market and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

CERTAIN INFORMATION CONCERNING THE COMPANY

    The Company's principal executive offices are located at One S.W. Columbia Street, Suite 900, Portland, Oregon 97258. The Company provides outpatient physical therapy services at 70 outpatient rehabilitation clinics in Washington, Oregon, California, Hawaii, Nevada, Arizona, Texas, Mississippi, Florida and Maryland.

CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER

    The principal executive offices of Parent and the Purchaser are located at 6001 Indian School Road, N.E., Suite 530, Albuquerque, New Mexico 87110.

    Parent is a leading provider of post acute health care services and long-term care services, principally in the Midwest, Southwest and Northeast regions of the United States. As of November 18, 1996, Parent provided specialty health care services through 37 acute rehabilitation hospitals in 16 states (2,065 beds), 58 specialty hospitals and subacute care units in 17 states (1,925 beds), 290 outpatient rehabilitation clinics in 25 states and 1,800 rehabilitation therapy contracts in 35 states. Parent provides long-term services through 121 owned or leased facilities (15,147 beds) and 142 managed facilities (15,798 beds) in a total of 18 states. Other medical services offered by Parent include pharmacy, laboratory, Alzheimer's care, physician practice management, non-invasive medical diagnostic services, home respiratory, home infusion therapy, assisted living, and hospice care, and CompHealth, a physician/locum tenens services business which provides temporary physician and allied health professional staffing services throughout the United States.

    The Purchaser is an indirect wholly owned subsidiary of Parent recently incorporated for the sole purpose of effecting the Offer and the Merger.

    DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER. The names and current positions of each director and executive officer of Parent and the Purchaser are as follows:

                   NAME                                          POSITION
-------------------------------------------  -------------------------------------------------
Neal M. Elliott............................  President, Chief Executive Officer and Chairman
                                               of the Board of Parent and President and
                                               Director of the Purchaser

Michael A. Jeffries........................  Senior Vice President of Operations and Director
                                               of Parent

Charles H. Gonzales........................  Senior Vice President of Subsidiary Operations
                                               and Director of Parent and Senior Vice
                                               President and Director of the Purchaser

Ernest A. Schofield........................  Senior Vice President, Chief Financial Officer
                                               and Director of Parent and of the Purchaser and
                                               Treasurer of Parent

Scot Sauder................................  Vice President of Legal Affairs and Secretary of
                                               Parent and of the Purchaser and General Counsel
                                               of Parent

Frank M. McCord............................  Director of Parent

Raymond N. Noveck..........................  Director of Parent

Charles K. Bradford........................  Director of Parent

Maria Pappas...............................  Director of Parent

Ronald N. Riner, M.D.......................  Director of Parent

    All of the foregoing persons are citizens of the United States of America. The business address of each of the executive officers of Parent and the Purchaser is 6001 Indian School Road, N.E., Suite 530, Albuquerque, New Mexico 87110. The business address of Mr. McCord is 2828 Colby Avenue, Everett, Washington 98201. The business address of Mr. Noveck is 460 Totten Pond Road, Waltham, Maryland 02154. The business address of Mr. Bradford is 400 N. Michigan Avenue, Suite 1616, Chicago, Illinois 60602. The business address of Ms. Pappas is 3 First National Plaza, Suite 525, Chicago, Illinois 60602. The business address of Dr. Riner is 1034 South Brentwood, Suite 1605, St. Louis, Missouri 63117.

    BUSINESS EXPERIENCE. Material occupations, positions, offices or employments for the past five years of each director and executive officer of the Parent and the Purchaser, including the dates of each, are as follows:

    Neal M. Elliott, Parent's President, Chief Executive Officer and Chairman of the Board, has served in those capacities since July 1986. Mr. Elliott is a director of Frontier Natural Gas Corporation and of LTC Properties, Inc., a real estate investment trust which invests in health care related real estate.

    Michael A. Jeffries, Parent's Senior Vice President of Operations, has served Parent in such position since June 1989. He became a Director of Parent in January 1992.

    Charles H. Gonzales, Parent's Senior Vice President of Subsidiary Operations, has served in such position since January 1992. He became a Director of Parent in January 1992. From September 1986 to January 1992, Mr. Gonzales served as Senior Vice President of Government Programs for Parent.

    Ernest A. Schofield, Parent's Senior Vice President, Treasurer, and Chief Financial Officer, has been with Parent since July 1987. He became a Director of Parent in July 1996. From November 1990 to August

1994, Mr. Schofield served as Vice President of Finance. He assumed his present position in September 1994.

    Scot Sauder, Parent's Vice President of Legal Affairs, Secretary and General Counsel, has been with Parent since September 1993. From September 1993 to September 1994, he served as General Counsel to Parent. From September 1994 through July 1995, he served as Secretary and General Counsel to Parent. Prior to joining Parent, Mr. Sauder, an attorney licensed to practice in Texas and certain federal courts, was a director of Geary, Glast & Middleton, P.C., and Smith & Underwood, P.C. (law firms).

    Frank M. McCord is the Chairman and Chief Executive Officer of Cascade Savings Bank in Everett, Washington, a position he has held since March 1990. He became a Director of Parent in October 1986.

    Raymond N. Noveck, a certified public accountant, has served as the President of Strategic Systems, Inc., a provider of audiotex health and medical information since January 1990. He became a Director of Parent in July 1987.

    Charles K. Bradford, a certified public accountant, has served since 1993 as the Vice President and Regional Manager for Cain Brothers, a private investment banking and financial advisory firm that serves the health care industry. He became a Director of Parent in July 1996. Prior to joining Cain Brothers, he served as National, and then, International Director of the health care practice of Arthur Andersen LLP.

    Maria Pappas, a Ph.D. in Counseling and Psychology and an attorney, has served as a Cook County Commissioner in the State of Illinois since November 1990. Ms. Pappas is currently the chair of the Law Enforcement Committee of the Cook County Commissioners. She became a Director of Parent in July 1996.

    Ronald N. Riner, M.D., a physician specializing in cardio vascular disease, serves as the President of The Riner Group, Inc. in St. Louis, a professional advisory and consulting company providing services to the medical, business, investment and scientific communities on issues concerning health care management, clinical practice management, risk management, strategic planning, clinical trials and medical device development. He has served in this capacity since 1981. He became a Director of Parent in July 1996.

    INTERESTS IN SECURITIES OF THE COMPANY. As of the date hereof, no Shares were beneficially owned by Parent, any of Parent's subsidiaries or any of the executive officers, directors of Parent or the Purchaser and none of the foregoing entities and persons has made any acquisitions of Shares in the past 60 days.

CERTAIN CONDITIONS TO THE OFFER

    The Purchaser may terminate or, subject to the terms and conditions of the Merger Agreement, amend the Offer as to any Shares not then accepted for payment, shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of Shares tendered, if (i) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares beneficially owned by Parent and its affiliates, shall not constitute a majority of the outstanding Shares on a fully diluted basis or (ii) at any time after November 17, 1996 and prior to the acceptance for payment of Shares, any of the following events shall occur:

    (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to the Purchaser, the Company or any subsidiary or affiliate of the Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States, which could reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise restraining or prohibiting the Offer or the Merger or the acquisition by Parent or the Purchaser of any Shares; (ii) prohibiting or materially limiting the ownership or operation by Parent, the Purchaser or their respective affiliates of any material portion of the business or assets of the Company or compelling Parent or the Purchaser to dispose of or hold separate all or any material portion of the business or assets of the Company, in each case as a result of the transactions contemplated by the Merger Agreement; (iii) imposing material limitations on the ability of Parent or any of its affiliates to exercise full rights of ownership of Shares, including, without limitation, the right to vote any Shares purchased by them on all matters properly presented to the stockholders of the Company; or (iv) preventing Parent or any of its affiliates from acquiring, or to require divestiture by Parent or any of its affiliates of, any Shares; or

    (b) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (c) any Person, entity or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) other than Parent or any of its affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding Shares; or

    (d) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement (which breach, if curable, has not been cured within 30 days following receipt of written notice thereof by Parent specifying in reasonable detail the basis of such alleged breach), or any representation or warranty of the Company contained in the Merger Agreement shall not have been true and correct in all material respects, except (i) for changes specifically permitted or contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as to a particular date which are true and correct in all material respects as of such date; or

    (e) the Merger Agreement shall have been terminated pursuant to its terms or amended pursuant to its terms to provide for such termination or amendment of the Offer; or

    (f) the Board of Directors of the Company shall have modified or amended in any manner materially adverse to Parent or the Purchaser or shall have withdrawn its recommendation of the Offer or the Merger, or shall have resolved to do any of the foregoing;

which, in the good faith judgment of the Purchaser makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

    The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted or waived by Parent or the Purchaser in whole or in part at any time or from time to time in its discretion subject to the terms and conditions of the Merger Agreement. The failure of Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

STATE TAKEOVER LAWS

    Section 203 of DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company's Board has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer, and therefore,
Section 203 of DGCL is inapplicable to the Merger.

    Based on information supplied by the Company, the Purchaser does not believe that any state takeover statutes purport to apply to the Offer or the Merger. The Purchaser has not currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable, and may not be obligated, to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger.

PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Georgeson & Company Inc. is acting as Information Agent in connection with the Offer. The Purchaser has agreed to pay the Information Agent as compensation for all such services a base fee of $10,000, plus an additional fee of $5 per telephone call to individual stockholders. In addition the Purchaser has agreed to reimburse the Information Agent for its reasonable out-of-pocket expenses in connection with the Offer, and the Purchaser has agreed to indemnify the Information Agent and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    The Purchaser has retained ChaseMellon Shareholder Services, L.L.C. to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    The Purchaser will pay no fees or commissions to any broker or dealer or other person (other than the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction in which the securities, blue sky or other laws of such jurisdiction require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Parent, the Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

    The Purchaser has filed with the Commission a Schedule 14D-1, with exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer and the Merger. In addition, the Company has filed with the Commission a Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such schedules and any amendments thereto, including exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained from the Public Reference Section of the Commission at such address at prescribed rates. Copies of such material may also be obtained from the web site that the Commission maintains at http://www.sec.gov.

                                                                      APPENDIX A

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

    262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) or (g) of Section 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof:

    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders, entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX B

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                       HORIZON/CMS HEALTHCARE CORPORATION
                                      AND
                            HORIZON PRSM CORPORATION

                         DATED AS OF NOVEMBER 17, 1996

                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                           ---------
ARTICLE I          THE OFFER.............................................................................        B-1
       1.1         The Offer.............................................................................        B-1
       1.2         Company Actions.......................................................................        B-2
       1.3         Stockholder Lists.....................................................................        B-2
       1.4         Directors.............................................................................        B-2

ARTICLE II         THE MERGER............................................................................        B-3
       2.1         The Merger............................................................................        B-3
       2.2         Closing...............................................................................        B-3
       2.3         Effective Time........................................................................        B-3
       2.4         Effect of the Merger..................................................................        B-3
       2.5         Certificate of Incorporation and Bylaws...............................................        B-3
       2.6         Directors and Officers................................................................        B-4
       2.7         Consideration; Conversion of Shares...................................................        B-4
       2.8         Exchange of Certificates..............................................................        B-4
       2.9         Stock Transfer Books..................................................................        B-5
      2.10         Options and Other Purchase Rights.....................................................        B-5
      2.11         Dissenting Shares.....................................................................        B-6
      2.12         Company Stockholders' Meeting.........................................................        B-6
      2.13         Merger Without Meeting of Stockholders................................................        B-6
      2.14         Withholding Taxes.....................................................................        B-6

ARTICLE III        REPRESENTATIONS AND WARRANTIES OF THE COMPANY.........................................        B-7
       3.1         Organization and Qualification........................................................        B-7
       3.2         Capitalization of the Company.........................................................        B-7
       3.3         Authorization and Validity of Agreement...............................................        B-7
       3.4         Consents and Approvals................................................................        B-7
       3.5         No Violation..........................................................................        B-8
       3.6         SEC Reports; Financial Statements.....................................................        B-8
       3.7         Schedule 14D-9; Offer Documents and Company Proxy Statement...........................        B-9
       3.8         Compliance with Law...................................................................        B-9
       3.9         Absence of Certain Changes............................................................        B-9
      3.10         Litigation............................................................................        B-9
      3.11         Employee Benefit Matters..............................................................        B-9
      3.12         Taxes.................................................................................       B-10
      3.13         Insurance.............................................................................       B-10
      3.14         Employment Agreements.................................................................       B-10
      3.15         Brokers and Finders...................................................................       B-10
      3.16         Opinion of Financial Advisor..........................................................       B-11
      3.17         Certain Business Practices............................................................       B-11
      3.18         Permits; Compliance...................................................................       B-11
      3.19         Certain Agreements....................................................................       B-12

ARTICLE IV         REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER................................       B-12
       4.1         Organization and Qualification........................................................       B-12
       4.2         Authorization and Validity of Agreement...............................................       B-12
       4.3         Consents and Approvals................................................................       B-13
       4.4         No Violation..........................................................................       B-13
       4.5         Litigation............................................................................       B-13

                                                                                                             PAGE
                                                                                                           ---------
       4.6         Offer Documents; Company Proxy Statement; Schedule 14D-9..............................       B-13
       4.7         Financing; Sufficient Funds...........................................................       B-14
       4.8         Brokers and Finders...................................................................       B-14
       4.9         Operations of Purchaser...............................................................       B-14

ARTICLE V          COVENANTS.............................................................................       B-14
       5.1         Conduct of Business Pending the Merger................................................       B-14
       5.2         Access; Confidentiality...............................................................       B-15
       5.3         Further Actions.......................................................................       B-16
       5.4         Notice of Certain Matters.............................................................       B-16
       5.5         Company Proxy Statement...............................................................       B-16
       5.6         State Takeover Statutes...............................................................       B-16
       5.7         Cooperation...........................................................................       B-16
       5.8         Public Announcements..................................................................       B-17
       5.9         Acquisition Proposals.................................................................       B-17
      5.10         D&O Indemnification...................................................................       B-18
      5.11         Company Plans.........................................................................       B-19
      5.12         Deposit...............................................................................       B-19

ARTICLE VI         CLOSING CONDITIONS....................................................................       B-20
       6.1         Conditions to Obligations of Each Party to Effect the Merger..........................       B-20
       6.2         Conditions Precedent to the Obligations of the Company................................       B-20
       6.3         Conditions Precedent to the Obligations of Parent and Purchaser.......................       B-20

ARTICLE VII        TERMINATION...........................................................................       B-21
       7.1         Termination...........................................................................       B-21
       7.2         Effect of Termination.................................................................       B-22
       7.3         Fees and Expenses.....................................................................       B-22

ARTICLE VIII       MISCELLANEOUS.........................................................................       B-23
       8.1         No Survival...........................................................................       B-23
       8.2         Notices...............................................................................       B-23
       8.3         Certain Definitions...................................................................       B-24
       8.4         Entire Agreement......................................................................       B-25
       8.5         Assignment; Binding Effect............................................................       B-25
       8.6         Amendments............................................................................       B-25
       8.7         Waiver................................................................................       B-25
       8.8         Captions..............................................................................       B-25
       8.9         Counterparts..........................................................................       B-25
      8.10         Validity..............................................................................       B-25
      8.11         Governing Law.........................................................................       B-25

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER dated as of November 17, 1996 by and among PACIFIC REHABILITATION & SPORTS MEDICINE, INC., a Delaware corporation (the "COMPANY"), HORIZON/CMS HEALTHCARE CORPORATION, a Delaware corporation ("PARENT"), and HORIZON PRSM CORPORATION, a Delaware corporation and wholly owned indirect subsidiary of Parent ("PURCHASER").

                                    RECITALS

    WHEREAS, the respective Boards of Directors of the Company, Parent and Purchaser have approved the acquisition of the Company by Parent, upon the terms and subject to the conditions set forth herein;

    WHEREAS, it is intended that the acquisition be accomplished by Purchaser commencing a cash tender offer for Shares (as defined in Section 1.1) to be followed by a merger of Purchaser with and into the Company; and

    NOW, THEREFORE, in consideration of the foregoing and of the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                   THE OFFER

    1.1  THE OFFER.

    (a) As promptly as practicable (but in no event later than five business days following the public announcement of the execution hereof), Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), an offer to purchase all of the Company's outstanding shares of common stock, par value $0.01 per share (the "SHARES"), at a price of $6.50 per Share, net to the seller in cash (as such offer may be amended in accordance with the terms of this Agreement, the "OFFER"), subject to the conditions set forth in Annex A hereto. Purchaser will not, without the prior written consent of the Company, (i) decrease or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer, (iv) change the conditions to the Offer, except that Parent in its sole discretion may waive any of the conditions to the Offer other than the condition set forth in clause (1) of ANNEX A, which may not be waived without the Company's prior written consent, or (v) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares. Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions to the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after expiration of the Offer; PROVIDED that, Purchaser may extend the Offer up to the tenth business day after the later of (i) the initial expiration date of the Offer and
(ii) the date on which all such conditions shall first have been satisfied or waived. The Company agrees that no Shares held by the Company will be tendered to Parent pursuant to the Offer; PROVIDED, that Shares held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of the Company shall not be deemed to be held by the Company, regardless of whether the Company has, directly or indirectly, the power to vote or control the disposition of such Shares. The obligations of Purchaser to commence the Offer and to accept for payment and to pay for Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to the conditions set forth in Annex A hereto.

    (b) On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1

(together with all amendments thereto, the "SCHEDULE 14D-1") with respect to the Offer, which shall contain the offer to purchase and related letter of transmittal and other ancillary offer documents and instruments pursuant to which the Offer will be made (collectively, together with any supplements or amendments thereto, the "OFFER DOCUMENTS"). Parent and Purchaser will disseminate the Offer Documents to holders of Shares. Each of Parent, Purchaser and the Company will promptly correct any information provided by it for use in the Offer Documents that becomes false or misleading in any material respect and Parent and Purchaser will take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC. Parent and Purchaser agree to provide the Company with any comments that may be received from the SEC or its staff with respect to the Offer Documents promptly after receipt thereof and to further provide the Company with a reasonable opportunity to participate in all substantive communications with the SEC and its staff relating to the Offer Documents, the Offer or the transactions contemplated thereby.

    1.2 COMPANY ACTIONS. The Company hereby consents to the Offer and represents and warrants that a majority of its Board of Directors (at meetings duly called and held) has (a) determined as of the date hereof that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and (b) subject to the fiduciary duties of the Board of Directors, resolved to recommend acceptance of the Offer and, if required by applicable law, approval and adoption of this Agreement and the Merger by the stockholders of the Company. As soon as practicable after the commencement of the Offer, the Company shall file or cause to be filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") containing the recommendation of the majority of the Board of Directors in favor of the Offer and the Merger and shall permit the inclusion in the Schedule 14D-1 of such recommendation, in each case subject to the fiduciary duties of the Board of Directors of the Company. Each of the Company, Parent and Purchaser will promptly correct any information provided by it for use in the Schedule 14D-9 that becomes false or misleading in any material respect and the Company will take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable law. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC. The Company agrees to provide Parent with any comments that may be received from the SEC or its staff with respect to the
Schedule 14D-9 promptly after receipt thereof and to further provide Parent with a reasonable opportunity to participate in all substantive communications with the SEC and its staff relating to the Schedule 14D-9, the Offer or the transactions contemplated thereby.

    1.3 STOCKHOLDER LISTS. In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Purchaser mailing labels and security position listings and any available listing or computer file containing the names and addresses of the record holders of Shares as of a recent date and shall furnish Purchaser with such information reasonably available to the Company and such assistance as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent, Purchaser and their respective affiliates will hold in confidence such listings and other information, shall use such information only in connection with the Offer and the Merger and, if this Agreement is terminated, shall, and shall cause their respective agents or other representatives to, promptly deliver to the Company all copies of all such information (and extracts or summaries thereof) then in their possession.

    1.4 DIRECTORS. Promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the outstanding Shares and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent representation on the Board of Directors of the

Company equal to the product of the number of directors on the Board of Directors of the Company and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request of Parent, exercise reasonable efforts to increase the size of the Board of Directors of the Company or secure the resignations of such number of directors as is necessary to enable such Parent designees to be so elected or appointed. Such designees will abstain from any action proposed to be taken by the Company to amend or terminate this Agreement or waive any action by Parent or Purchaser, which actions will be effective with the approval of a majority of the remaining directors. The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act. At the request of Parent, the Company shall take all action reasonably necessary to effect any such election or appointment, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information previously has been provided to the Company's stockholders in the Schedule 14D-9. Parent and Purchaser will supply to the Company, and will be solely responsible for, all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule.

                                   ARTICLE II
                                   THE MERGER

    2.1 THE MERGER. Upon the terms and subject to the conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time (as defined below), Purchaser shall be merged with and into the Company (the "MERGER"). As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "SURVIVING CORPORATION").

    2.2  CLOSING.  Unless this Agreement shall have been terminated pursuant to
Article VII and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the consummation of the Merger and the other transactions contemplated hereby (the "CLOSING") shall take place at the offices of Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019, as promptly as practicable (and in any event within two business days) following the satisfaction or, if permissible, waiver of the conditions set forth in
Article VI, unless another place, date or time is agreed to in writing by Parent and the Company.

    2.3 EFFECTIVE TIME. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the parties hereto will cause a certificate of merger (the "CERTIFICATE OF MERGER") to be executed, acknowledged and filed with the Delaware Secretary of State in accordance with the DGCL. The Merger shall become effective at such time as the Certificate of Merger is filed with the Delaware Secretary of State in accordance with the DGCL, or at such later time as may be agreed to by Parent and the Company and specified in the Certificate of Merger in accordance with applicable law. The date and time when the Merger shall become effective is referred to herein as the "EFFECTIVE TIME."

    2.4 EFFECT OF THE MERGER. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

    2.5 CERTIFICATE OF INCORPORATION AND BYLAWS. At the Effective Time, the Amended and Restated Certificate of Incorporation (the "CERTIFICATE OF INCORPORATION") and the Amended and Restated Bylaws (the "BYLAWS") of the Company, in each case as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by law.

    2.6 DIRECTORS AND OFFICERS. At the Effective Time, the officers and directors of Purchaser immediately prior to the Effective Time shall become the officers and directors of the Surviving Corporation, each to hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law. The Company shall use commercially reasonable efforts to cause each executive officer and director of the Company to tender his or her resignation effective at or before the Effective Time.

    2.7 CONSIDERATION; CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or the holders of any of the following securities:

        (a) Each Share that is issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares, as defined below) shall be changed and converted into and represent the right to receive $6.50 in cash, or any higher price paid per Share in the Offer (the "PER SHARE MERGER CONSIDERATION"). All such Shares shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and each certificate which immediately prior to the Effective Time evidenced any such Shares (other than Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares) shall thereafter represent the right to receive (without interest), upon surrender of such certificate in accordance with the provisions of Section 2.8, the Per Share Merger Consideration multiplied by the number of Shares evidenced by such certificate (the "MERGER CONSIDERATION"). The holders of certificates previously evidencing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto (including, without limitation, any rights to vote or to receive dividends and distributions in respect of such Shares), except as otherwise provided herein or by law.

        (b) All Shares, which immediately prior to the Effective Time are owned by Parent, Purchaser or their respective affiliates or held by the Company in its treasury, shall be cancelled and extinguished and shall cease to exist and no consideration shall be delivered with respect thereto.

        (c) Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    2.8  EXCHANGE OF CERTIFICATES.

    (a) PAYING AGENT. As of the Effective Time, Parent shall, pursuant to an agreement with a paying agent mutually acceptable to Parent and the Company (the "PAYING AGENT"), deposit, or cause to be deposited, with or for the account of the Paying Agent in trust for the benefit of the holders of Shares (other than Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares) for exchange through the Paying Agent in accordance with this Article II, cash in the aggregate amount required to be exchanged for Shares pursuant to Section 2.7 (the "PAYMENT FUND"). The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration out of the Payment Fund to holders of Shares. The Payment Fund shall not be used for any other purpose. The Paying Agent shall invest funds in the Payment Fund only in short-term securities issued or guaranteed by the United States government or certificates of deposit of commercial banks that have consolidated total assets of not less than $5,000,000,000 and are "well capitalized" within the meaning of the applicable federal bank regulations. Any interest or other income earned on the investment of funds in the Payment Fund shall be for the account of and payable to the Surviving Corporation. Parent shall replace any monies lost through any investment made pursuant to this Section 2.8.

    (b) PAYMENT PROCEDURE. Promptly after the Effective Time, Parent will cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time evidenced outstanding Shares (other than Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares) ("CERTIFICATES"), (i) a notice of the effectiveness of the Merger, (ii) a letter of transmittal

(which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such customary form and have such other provisions as Parent may reasonably specify in accordance with the terms of this Agreement) and (iii) instructions to effect the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Merger Consideration may be paid or issued to the transferee if the Certificate representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. In the event that any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof and such bond, security or indemnity as Parent may reasonably require, the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II. Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration applicable to the Shares evidenced by such Certificate.

    (c) TERMINATION OF PAYMENT FUND. Any portion of the Payment Fund that remains undistributed to the holders of Shares for six months after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look, subject to Section 2.8(d), only to Parent for the Merger Consideration to which they are entitled pursuant to this Article II.

    (d) ABANDONED PROPERTY LAWS. Neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for any cash from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (e) TRANSFER TAXES. Except as provided in paragraph (b) above, Parent shall pay or cause to be paid any real property transfer, gains or similar real property taxes imposed in connection with or as a result of the Merger, including any such tax that is imposed on a shareholder of the Company.

    2.9 STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of the Company other than to reflect transfers of Shares effected on or prior to the date on which the Effective Time occurs. At and after the Effective Time, any Certificates presented to the Paying Agent or the Surviving Corporation for any reason shall be converted into the Merger Consideration applicable to the Shares evidenced thereby.

    2.10  OPTIONS AND OTHER PURCHASE RIGHTS.

    (a) All outstanding (i) options and other rights to acquire Shares granted to employees under any stock option or purchase plan, program or similar arrangement of the Company (each, as amended, an "OPTION PLAN" and, such options and other rights, "STOCK OPTIONS"), and (ii) any other rights to acquire Shares (the "COMPANY ACQUISITION RIGHTS"), whether or not then exercisable or vested, will be cancelled by the Company upon consummation of the Offer, and the holders thereof shall be entitled to receive, for each Share subject to such Stock Option or Company Acquisition Rights, in settlement and cancellation thereof, an amount in cash equal to the positive difference, if any, between the Per Share Merger Consideration and the exercise price per share of such Stock Option or Company Acquisition Right, as the case may be, which amount shall be paid at the time the Stock Option or Company Acquisition Right is cancelled; PROVIDED, that, with respect to any person subject to Section 16 of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. All applicable withholding taxes attributable to the payments made hereunder or to distributions contemplated hereby shall be deducted from the amounts payable under this Section 2.10 and all such taxes attributable to the cancellation of Stock Options and Company Acquisition Rights shall be withheld from the proceeds received in connection with the cancellation thereof.

    (b) Except as provided herein or as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans shall terminate as of the Effective Time and any rights under any provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company shall be cancelled as of the Effective Time.

    2.11 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have perfected dissenters' rights in accordance with Section 262 of the DGCL (the "DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal under the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal of such Shares under the DGCL, such holder's shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive, upon surrender as provided above, the Merger Consideration for the Certificate or Certificates that formerly evidenced such Shares.

    2.12 COMPANY STOCKHOLDERS' MEETING. Unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated by Section 2.13, and subject to applicable law, the Company, acting through its Board of Directors, shall, in accordance with the DGCL, its Certificate of Incorporation and its Bylaws, (a) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the consummation of the Offer for the purpose of considering and taking action upon this Agreement (the "COMPANY STOCKHOLDERS' MEETING") and (b) subject to the fiduciary duties of its Board of Directors, include in the proxy statement or information statement prepared by the Company for distribution to stockholders of the Company in advance of the Company Stockholders' Meeting in accordance with Regulation 14A or Regulation 14C promulgated under the Exchange Act (the "COMPANY PROXY STATEMENT") the recommendation of its Board of Directors referred to in Section
1.2 hereof. Parent will provide the Company with the information concerning Parent and Purchaser required to be included in the Company Proxy Statement, and will vote, or cause to be voted, all Shares owned by it or its affiliates in favor of approval and adoption of this Agreement and the Merger.

    2.13 MERGER WITHOUT MEETING OF STOCKHOLDERS. Notwithstanding anything to the contrary in this Agreement, if Parent, Purchaser or their respective affiliates shall acquire at least 90% of the outstanding Shares, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    2.14 WITHHOLDING TAXES. Except as otherwise provided in Section 2.8(e), Parent and Purchaser shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable to a holder of Shares pursuant to the Offer or the Merger any stock transfer taxes and such amounts as are required under the Internal Revenue Code of 1986, as amended (the "CODE"), or any applicable provision of state, local or foreign tax law, as specified in the Offer Documents. To the extent that amounts are so withheld by Parent or Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or Purchaser, in the circumstances described in the Offer Documents, and Parent shall provide, or cause the Paying Agent to provide, to the holders of such Certificates written notice of the amounts so deducted or withheld.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                                 OF THE COMPANY

    The Company hereby represents and warrants to Parent as follows:

    3.1 ORGANIZATION AND QUALIFICATION. Each of the Company and its subsidiaries (the "SUBSIDIARIES") which are listed in Section 3.1 of the Company's disclosure schedule delivered to Parent in connection with this Agreement (the "COMPANY DISCLOSURE SCHEDULE") (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has all requisite corporate power to carry on its business as it is now being conducted, and (c) is in good standing and duly qualified to do business in each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be in good standing or so qualified would not have a Material Adverse Effect (as defined in Section 8.3(c) below) on the Company. True and complete copies of the Certificate of Incorporation and the Bylaws, as amended to date, of the Company have been made available to Parent.

    3.2 CAPITALIZATION OF THE COMPANY. The authorized capital stock of the Company consists of 20,000,000 Shares and 5,000,000 shares of preferred stock, $0.01 par value (the "COMPANY PREFERRED STOCK"). As of November 15, 1996, 8,328,247 Shares were issued and outstanding, and no shares of Company Preferred Stock were outstanding. As of such date, no Shares were owned beneficially or of record by any Subsidiary of the Company. All outstanding Shares are validly issued, and are fully paid and nonassessable. Except as disclosed in the Company SEC Documents (as defined in Section 3.6) or in Section 3.2 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, rights, commitments or any other agreement to which the Company is a party or by which the Company is bound that, directly or indirectly, obligate the Company to issue, deliver or sell or cause to be issued, delivered or sold any additional Shares or any other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for any such Shares or other capital stock of the Company.

    3.3 AUTHORIZATION AND VALIDITY OF AGREEMENT. The Company has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof (subject to the approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding Shares, if required by applicable law). A majority of the Company's Board of Directors (the "COMPANY BOARD") has duly authorized the execution, delivery and performance of this Agreement by the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby (other than the approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding Shares, if required by applicable law). This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    3.4  CONSENTS AND APPROVALS.

    (a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by reason of the Company's status or operations, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), (ii) pursuant to the applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the rules and regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder, and state securities or "blue sky" laws and state takeover laws, (iii) the filing and recordation of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company is authorized to do business,
(iv) as set forth in Section 3.4 of the Company Disclosure Schedule or (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect on the Company or prevent the consummation of the transactions contemplated hereby.

    (b) A majority of the Company Board has approved this Agreement and the transactions contemplated hereby for purposes of Section 203 of the DGCL so that
Section 203 of the DGCL is not applicable to the transactions provided for in this Agreement. Unless the Merger is otherwise consummated as contemplated by
Section 2.13 hereof, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of capital stock of the Company necessary to approve the Merger.

    3.5 NO VIOLATION. Except as set forth in Section 3.5 of the Company Disclosure Schedule, assuming the Merger has been duly approved by the holders of a majority of the outstanding Shares or the Merger is consummated as contemplated by Section 2.13 hereof, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will conflict with or violate the Certificate of Incorporation or Bylaws of the Company, result in a violation or breach of, constitute a default under, give rise to any right of termination, cancellation or acceleration of, or result in the imposition of any lien, charge or other encumbrance on any material assets or property of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or properties may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which in the aggregate would not have a Material Adverse Effect on the Company or prevent the consummation of the transactions contemplated hereby or assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.4 and this Section
3.5 are duly and timely obtained or made and the approval of the Merger by the holders of a majority of the outstanding Shares has been obtained or the Merger is consummated as contemplated by Section 2.13 hereof, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its assets and properties, except for such violations which would not in the aggregate have a Material Adverse Effect on the Company or prevent the consummation of the transactions contemplated hereby.

    3.6  SEC REPORTS; FINANCIAL STATEMENTS.

    (a) Since April 14, 1994, the Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act, the Securities Act and the SEC's rules and regulations thereunder (all such forms, reports and other documents, including any such reports filed prior to the Effective Time, collectively, the "COMPANY SEC DOCUMENTS"). The Company SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (or, if amended, at the time of such amended filing), or in the case of registration statements on their respective effective dates, complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and did not at the time they were filed (or, if amended, at the time of such amended filing and, in the case of registration statements, at the time of effectiveness), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

    (b) Each of the consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents (excluding the Company SEC Documents described in

Section 3.7 hereof) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the period involved (except as may be indicated in such financial statements or in the notes thereto or, in the case of unaudited financial statements, as permitted by the requirements of Form 10-Q) and fairly present (subject, in the case of the unaudited statements, to normal year-end adjustments and the absence of footnotes) the consolidated financial position of the Company as of the dates thereof and the consolidated results of the Company's operations and cash flows for the periods presented therein.

    3.7 SCHEDULE 14D-9; OFFER DOCUMENTS AND COMPANY PROXY STATEMENT. None of the Schedule 14D-9, the Company Proxy Statement nor any information supplied by the Company specifically for inclusion in the Offer Documents will, at the respective times filed with the SEC or first published, sent or given to stockholders, as the case may be, or, in the case of the Company Proxy Statement, at the date mailed to the Company stockholders and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the Company Proxy Statement will, when filed by the Company with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on information supplied by or on behalf of Parent or Purchaser or any of their respective affiliates specifically for inclusion therein.

    3.8 COMPLIANCE WITH LAW. Except as set forth in Section 3.8 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in violation of any applicable law, rule, regulation, decree or order of any governmental or regulatory authority applicable to the Company or its Subsidiaries, except for violations which in the aggregate do not have a Material Adverse Effect on the Company. The Company holds all permits, licenses, exemptions, orders and approvals of all governmental and regulatory authorities necessary for the lawful conduct of its businesses, except where the failures to hold permits, licenses, exemptions, orders and approvals do not in the aggregate have a Material Adverse Effect on the Company.

    3.9 ABSENCE OF CERTAIN CHANGES. Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof or in Section 3.9 of the Company Disclosure Schedule, since December 31, 1995, the Company has conducted its business only in the ordinary course of such business and there has not been
(a) any Material Adverse Effect on the Company; (b) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company's capital stock; or (c) any material change in the Company's accounting principles, practices or methods.

    3.10  LITIGATION.  Except as disclosed in the Company SEC Documents or in
Section 3.10 of the Company Disclosure Schedule, there are no claims, actions, proceedings or governmental investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or before any court or other governmental or regulatory body, which, if adversely determined, would have a Material Adverse Effect on the Company. As of the date hereof, to the knowledge of the Company, no action or proceeding has been instituted or threatened before any court or other governmental or regulatory body by any Person (as defined in Section 8.3) seeking to restrain or prohibit the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    3.11 EMPLOYEE BENEFIT MATTERS. All employee benefit plans and other benefit arrangements covering employees of the Company and its Subsidiaries are listed in the Company SEC Documents or in Section 3.11 of the Company Disclosure Schedule, except such benefit plans and other benefit arrangements that are not material (the "COMPANY BENEFIT PLANS"). True and complete copies of the Company Benefit Plans have been made available to Parent. To the extent applicable, the Company Benefit Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service (the "IRS") stating that it is so qualified. No Company Benefit Plan is covered by Title IV of ERISA or Section 412 of the Code. There has been no transaction involving any Company Benefit Plan that has resulted or would result in any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA. Each Company Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with ERISA and the Code to the extent applicable thereto. To the knowledge of the executive officers of the Company, there are no pending or anticipated material claims against or otherwise involving any of the Company Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan, except for any of the foregoing that would not have a Material Adverse Effect on the Company. All material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for. Neither the Company nor any entity under "common control" with the Company within the meaning of Section 4001 of ERISA has contributed to, or been required to contribute to, any "multi-employer plan" (as defined in Sections 3(37) and 4001(a)(3) of ERISA). Except as disclosed in Section 3.11 of the Company Disclosure Schedule, the Company does not maintain or contribute to any plan or arrangement that provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment, except as required by
Section 4980B of the Code, and the Company has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. Except as disclosed in the Company SEC Documents or in Section 3.11 of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

    3.12 TAXES. The Company and each of its Subsidiaries (i) has timely filed all material federal, state and foreign tax returns required to be filed by any of them for tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request shall have been granted and not expired and all such returns are complete in all material respects, (ii) has paid or accrued all taxes shown to be due and payable on such returns, (iii) has properly accrued all such taxes for such periods subsequent to the periods covered by such returns and (iv) has "open" years for federal income tax returns only as set forth in the Company SEC Documents or in Section 3.12 of the Company Disclosure Schedule.

    3.13 INSURANCE. True and complete copies of all material insurance policies maintained by the Company have been made available to Parent. Such policies provide coverage for the operations of the Company and its Subsidiaries in amounts and covering such risks as the Company believes is necessary to conduct its business. Neither the Company nor any of its Subsidiaries has received notice that any such policy is invalid or unenforceable.

    3.14 EMPLOYMENT AGREEMENTS. Except as disclosed in the Company SEC Documents or as set forth in Section 3.14 of the Company Disclosure Schedule, there are no (a) material employment, consulting, noncompetition, severance or indemnification agreements between the Company and any current or former officer or director of the Company, (b) employment, consulting or severance agreements between the Company or any of its Subsidiaries and any other Person providing for payments in excess of $50,000 per annum and (c) material noncompetition or indemnification agreements between the Company or any of its Subsidiaries and any other Person.

    3.15 BROKERS AND FINDERS. No broker, finder or investment bank has acted directly or indirectly for the Company, nor has the Company incurred any obligation to pay any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby, other than Smith Barney Inc. ("SMITH BARNEY"), the fees and expenses of which shall be borne by the Company. Section 3.15 of the Company Disclosure Schedule sets forth the fees payable to Smith Barney pursuant to the Company's engagement letter with Smith Barney (a copy of which has been provided to Parent).

    3.16 OPINION OF FINANCIAL ADVISOR. Smith Barney has delivered its opinion, dated the date of this Agreement, to the Board of Directors of the Company to the effect that, as of the date of this Agreement, the cash consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger is fair, from a financial point of view, to such holders.

    3.17 CERTAIN BUSINESS PRACTICES. None of the Company or, to the Company's knowledge, any of its Subsidiaries or any directors, officers, agents or employees of the Company or any of its Subsidiaries (in their capacities as such) has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (c) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (d) made any other unlawful payment, in all cases except where the impact from such contributions, gifts, entertainment, payments, violations, agreements, arrangements, actions or payments would not in the aggregate have a Material Adverse Effect on the Company.

    3.18  PERMITS; COMPLIANCE.

    Except as disclosed in Section 3.18(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is in possession of (i) all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, identification and registration numbers, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) agreements from all federal, state and local governmental agencies and accrediting and certifying organizations having jurisdiction over such facility or facilities that are required to operate the facility or facilities in the manner in which it or they are currently operated and receive reimbursement for care provided to patients covered under the federal Medicare program or any applicable state Medicaid program (collectively, the "COMPANY PERMITS"), except where the failure to possess such Company Permits could not reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, certain of the Company's facilities are certified for participation or enrollment in the Medicare program, have a current and valid provider contract with the Medicare program and are in substantial compliance with the conditions of participation of such programs. Neither the Company nor any of its Subsidiaries has received notice from the regulatory authorities that enforce the statutory or regulatory provisions in respect to either the Medicare or Medicaid programs, of any pending or threatened investigations or surveys, and no such investigations or surveys are pending or, to the knowledge of the Company, threatened or imminent that could reasonably be expected to have a Material Adverse Effect on the Company. Section 3.18(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all actions, proceedings, investigations or surveys pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that could reasonably be expected to result in (i) the loss or revocation of a Company Permit necessary to operate one or more facilities or for a facility to receive reimbursement under the Medicare or Medicaid programs or (ii) the suspension or cancellation of any other Company Permit, except any such Company Permit where such suspension or cancellation could not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of (a) any law applicable to the Company or any of its Subsidiaries or by or to which any of their respective properties is bound or subject or (b) any of the Company Permits, except for any such conflicts, defaults or violations that could not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 3.18(a) of the

Company Disclosure Schedule, since December 31, 1994, neither the Company nor any of its Subsidiaries has received from any Governmental Entity (as defined in Section 5.7) any written notification with respect to possible conflicts, defaults or violations of laws, except for written notices relating to possible conflicts, defaults or violations of laws that could not reasonably be expected to have a Material Adverse Effect on the Company.

    (b) The Company and its Subsidiaries, as appropriate, are approved participating providers in and under all third-party payment programs from which they receive revenues. No action or investigation is pending or, to the best knowledge of the Company, threatened to suspend, limit, terminate, condition or revoke the status of the Company or any of its Subsidiaries as a provider in any such program, and neither the Company nor any of its Subsidiaries has been provided notice by any third-party payor of its intention to suspend, limit, terminate, revoke, condition or fail to renew in whole or in part or decrease the amounts payable under any arrangement with the Company or such subsidiary as a provider, which action, investigation or proceeding would have a Material Adverse Effect on the Company.

    (c) The Company and its Subsidiaries have filed on a timely basis all claims, cost reports or annual filings required to be filed to secure payments for services rendered by them under any third-party payment program from which they receive or expect to receive revenues, except where the failure to file such claim, report or other filing would not have a Material Adverse Effect on the Company. Except as indicated in its financial statements included in the Company SEC Documents (as defined in Section 3.6 above), the Company or its Subsidiaries, as applicable, have paid, or caused to be paid, all refunds, discounts, adjustments, or amounts owing that have become due to such third-party payors pursuant to such claims, reports or filings, and neither the Company nor any of its Subsidiaries has any knowledge or notice of any material changes required to be made to any cost reports, claims or filings made by them for any period or of any deficiency in any such claim, report, or filing, except for changes and deficiencies that in the aggregate would not have a Material Adverse Effect on the Company.

    3.19 CERTAIN AGREEMENTS. Section 3.19 of the Company Disclosure Schedule sets forth a complete and accurate list in all material respects of all (i) real property leases, (ii) agreements with respect to indebtedness for borrowed money (including capital leases) with a principal amount in excess of $50,000 and
(iii) acquisition agreements providing for the payment in the future of contingent consideration in an amount in excess of $50,000, in each case to which the Company or any or its Subsidiaries is a party on the date hereof.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND PURCHASER

    Parent and Purchaser hereby represent and warrant, jointly and severally, to the Company as follows:

    4.1 ORGANIZATION AND QUALIFICATION. Each of Parent and Purchaser (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has all requisite corporate power to carry on its business as it is now being conducted and (c) is in good standing and duly qualified to do business in each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be in good standing or so qualified would not have a Material Adverse Effect on Parent or Purchaser.

    4.2 AUTHORIZATION AND VALIDITY OF AGREEMENT. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The Boards of Directors of Parent and Purchaser, respectively, and Eagle Rehab Corporation, as the sole stockholder of Purchaser, have duly authorized the execution, delivery and performance of this Agreement by each of Parent and Purchaser, and no other corporate proceedings on the part of either Parent or Purchaser are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming this Agreement constitutes the legal, valid and binding obligation of the Company, constitutes the legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    4.3 CONSENTS AND APPROVALS. Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by reason of Parent's or Purchaser's status or (as applicable) operations, except in connection with the applicable requirements of the HSR Act, pursuant to the applicable requirements of the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and state securities or "blue sky" laws and state takeover laws, the filing and recordation of the Certificate of Merger pursuant to the DGCL, (d) except as may be required in connection with the Financing (as defined in Section 4.7 below), which consents have been duly obtained or (e) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect on either of Parent or Purchaser or prevent the consummation of the transactions contemplated hereby.

    4.4 NO VIOLATION. Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will conflict with or violate the Certificate of Incorporation or Bylaws of Parent or Purchaser, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, give rise to any right of termination, cancellation or acceleration of, or result in the imposition of any lien, charge or other encumbrance on any material assets or property of either of Parent or Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation to which either of Parent or Purchaser is a party or by which either of Parent or Purchaser or any of their respective assets or properties are bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which consents have been obtained or which in the aggregate would not have a Material Adverse Effect on either of Parent or Purchaser or prevent the consummation of the transactions contemplated hereby or assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 4.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to either of Parent or Purchaser or any of their respective assets or properties, except for such violations which would not in the aggregate have a Material Adverse Effect on either of Parent or Purchaser or prevent the consummation of the transactions contemplated hereby.

    4.5 LITIGATION. Except as set forth in the Parent SEC Documents, there are no claims, actions, proceedings or governmental investigations pending or, to the knowledge of Parent and Purchaser, threatened against either of Parent or Purchaser or any of their respective subsidiaries before any court or other governmental or regulatory body, which, if adversely determined, would impair, interfere with, or otherwise adversely affect the ability of Parent or Purchaser to consummate the transactions contemplated hereby in any material respect. As of the date hereof, no action or proceeding has been instituted or, to the knowledge of Parent or Purchaser, threatened before any court or other governmental or regulatory body by any Person seeking to restrain or prohibit or to obtain damages with respect to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    4.6 OFFER DOCUMENTS; COMPANY PROXY STATEMENT; SCHEDULE 14D-9. Neither the Offer Documents nor any other document filed or to be filed by or on behalf of Parent or Purchaser with the SEC or any other governmental entity in connection with the transactions contemplated by this Agreement nor any information supplied by or on behalf of Parent or Purchaser specifically for inclusion in the Schedule 14D-9 or

Company Proxy Statement will, at the respective times filed with the SEC or other governmental entity, or at any time thereafter when the information included therein is required to be updated pursuant to applicable law, or, in the case of the Company Proxy Statement, at the date mailed to the Company's stockholders and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Offer Documents will, when filed by Parent or Purchaser with the SEC or other governmental entity, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to the statements made in the foregoing documents based on information supplied by or on behalf of the Company or any of its affiliates specifically for inclusion therein.

    4.7 FINANCING; SUFFICIENT FUNDS. Parent and Purchaser have received and furnished to the Company a copy of the amendment to Parent's existing $750 million credit facility to provide to Parent and Purchaser in connection with the Offer and the transactions contemplated thereby the funds necessary to consummate such Offer and transactions (the "FINANCING"). Parent and Purchaser have no knowledge of any facts or circumstances, nor will Parent or Purchaser take any action or omit to take any action, that could be expected to result in the inability of Parent or Purchaser to obtain and use the funds available from the Financing for consummation of the Offer and the transactions contemplated thereby. Parent and Purchaser will have available to them and will utilize, upon consummation of the Offer and at the Effective Time, all immediately available funds necessary to consummate the transactions contemplated by this Agreement, to pay all related fees and expenses for which Parent or Purchaser will be responsible, and to provide adequate working capital for the operation of the Company upon consummation of the Offer and at the Effective Time.

    4.8 BROKERS AND FINDERS. No broker, finder or investment bank has acted directly or indirectly for either of Parent or Purchaser, nor has either of Parent or Purchaser incurred any obligation to pay any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby.

    4.9 OPERATIONS OF PURCHASER. Purchaser has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities, will have incurred no other liabilities or obligations other than as contemplated herein, will have no subsidiaries other than the Company and its Subsidiaries, and will have conducted its operations only as contemplated hereby.

                                   ARTICLE V
                                   COVENANTS

    5.1 CONDUCT OF BUSINESS PENDING THE MERGER. From the date hereof until the Effective Time, except as otherwise required or contemplated hereunder or as required by applicable law or as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall:

        (a) use all commercially reasonable efforts to conduct its business and the business of its Subsidiaries in all material respects only in the ordinary course of business and consistent with past practice;

        (b) not amend its Certificate of Incorporation or Bylaws or declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of its capital stock;

        (c) not reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

        (d) not issue, grant, sell or pledge or agree or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, its capital stock other than the grant of stock options to purchase up to an aggregate of 5,000 Shares in the ordinary course of business and consistent with past practice under current employee benefit plan arrangements and other than Shares issuable upon the exercise of stock options or issuable upon the exercise of convertibility features in its securities outstanding on the date hereof;

        (e) not acquire, sell, transfer, lease or encumber any material assets except in the ordinary course of business and consistent with past practice;

        (f) use all commercially reasonable efforts to preserve intact its business organizations and the business organizations of its Subsidiaries, and to keep available the services of its present key officers and employees; PROVIDED, HOWEVER, that to satisfy the foregoing obligation, the Company shall not be required to make any payments or enter into or amend any contractual arrangements or understandings, except in the ordinary course of business and consistent with past practice;

        (g) not adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of the Company or any of its Subsidiaries;

        (h) not grant any severance or termination pay (otherwise than pursuant to policies in effect on the date hereof) to, or enter into any employment agreement with, any of its executive officers or directors;

        (i) not, except in the ordinary course of business consistent with past practice or pursuant to obligations imposed by collective bargaining agreements, increase the compensation payable or to become payable to its officers or employees, enter into any contract or other binding commitment in respect of any such increase with any of its directors, officers or other employees or any director, officer or other employee of its Subsidiaries, and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement or Company Benefit Plan, except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Company Benefit Plan as the date hereof;

        (j) not settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms;

        (k) not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by the SEC or the Financial Accounting Standards Board;

        (l) not make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business; and

        (m) not authorize or enter into an agreement to do any of the foregoing.

    5.2  ACCESS; CONFIDENTIALITY.

    (a) From the date of this Agreement until the Effective Time, upon reasonable prior notice to the Company, the Company shall give Parent and its authorized representatives reasonable access during normal business hours to its executive officers and such other officers or other representatives of the Company approved in advance by the Company (which approval shall not be unreasonably withheld), properties, books and records, and shall furnish Parent and its authorized representatives with such financial and operating data and other information concerning the business and properties of the Company as Parent may from time to time reasonably request.

    (b) Parent and Purchaser will hold and treat, and will cause their respective affiliates, agents and other representatives to hold and treat, all documents and information concerning the Company furnished to Parent, Purchaser or their respective representatives in connection with the transactions contemplated by this Agreement confidential in accordance with the Confidentiality Agreement dated October 24, 1996, between the Company and Parent, which Confidentiality Agreement shall remain in full force and effect until the termination of this Agreement or otherwise in accordance with its terms.

    5.3 FURTHER ACTIONS. Upon the terms and subject to the conditions hereof, each of the parties hereto shall act in good faith toward and use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, and consult and fully cooperate with and provide reasonable assistance to each other party, in order to consummate and make effective the transactions contemplated by this Agreement as soon as practicable hereafter, including, without limitation, (a) using all commercially reasonable efforts to obtain all consents, approvals, authorizations or permits of governmental or regulatory authorities (including early termination of any waiting period under the HSR
Act) or other Persons as are necessary for the consummation of the transactions contemplated hereby, (b) taking such actions and doing such things as any other party hereto may reasonably request in order to cause any of the conditions specified in Article VI to such other party's obligation to consummate such transactions to be fully satisfied, and (c) in the event and to the extent required, amending this Agreement so that this Agreement and the Merger comply with the DGCL. Prior to making any application to or filing with any governmental or regulatory authority or other Person in connection with this Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, shall provide the other with drafts thereof and afford the other a reasonable opportunity to comment on such drafts.

    5.4 NOTICE OF CERTAIN MATTERS. The Company shall give prompt notice to Parent, and Parent and Purchaser shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence of any event that would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in all material respects and (b) any failure of the Company or of Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect.

    5.5 COMPANY PROXY STATEMENT. Unless the Merger is consummated as contemplated in Section 2.13 hereof, the Company shall, as soon as reasonably practicable after the consummation of the Offer, prepare a preliminary form of the Company Proxy Statement (the "COMPANY PRELIMINARY PROXY STATEMENT"). The Company shall (a) file the Company Preliminary Proxy Statement with the SEC promptly after it has been prepared in a form reasonably satisfactory to the Company and Parent and (b) use commercially reasonable efforts to promptly prepare any amendments to the Company Preliminary Proxy Statement required in response to comments of the SEC or its staff or that the Company with the advice of counsel deems necessary or advisable and to cause the Company Proxy Statement to be mailed to the Company's stockholders as soon as reasonably practicable after the Company Preliminary Proxy Statement, as so amended, is cleared by the SEC.

    5.6 STATE TAKEOVER STATUTES. The Company, Parent and Purchaser will cooperate to take reasonable steps to (a) exempt the Offer and the Merger from the requirements of any applicable state takeover law and (b) assist in any challenge by any of the parties to the validity or applicability to the Offer or the Merger of any state takeover law.

    5.7 COOPERATION. Subject to the terms and conditions of this Agreement and applicable law, each of the parties shall act in good faith and use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including such actions or things as any other party may reasonably request in order to cause any of the conditions to such other party's obligation to consummate the transactions contemplated by this Agreement to be fully satisfied. Without limiting the foregoing, the parties shall (and shall cause their respective subsidiaries, and use reasonable efforts to cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives, to) consult and fully cooperate with and provide assistance to each other in (a) the preparation and filing with the SEC of the Offer Documents, the Schedule 14D-9, the Company Preliminary Proxy Statement and the Company Proxy Statement, and any necessary amendments or supplements thereto; (b) seeking to have the Company Preliminary Proxy Statement cleared by the SEC as soon as reasonably practicable after filing; (c) obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, or other permissions or actions by, and giving all necessary notices to and making all necessary filings with and applications and submissions to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic (federal, state or local) or foreign (collectively, "GOVERNMENTAL ENTITY") or other Person as soon as reasonably practicable after filing; (d) seeking early termination of any waiting period under the HSR Act; (e) providing all such information concerning such party, its subsidiaries and its officers, directors, partners and affiliates and making all applications and filings as may be necessary or reasonably requested in connection with any of the foregoing; (f) in general, consummating and making effective the transactions contemplated hereby; and (g) in the event and to the extent required, amending this Agreement so that this Agreement and the Offer and the Merger comply with the DGCL. The parties shall (and shall cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives to) use their reasonable efforts to cause the lifting of any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or other Governmental Entity preventing or restricting consummation of the transactions contemplated hereby in the manner provided for herein. Prior to making any application to or filing with any Governmental Entity or other Person in connection with this Agreement (other than filing under the HSR Act), each party shall provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts.

    5.8 PUBLIC ANNOUNCEMENTS. No party hereto shall or shall permit any of its subsidiaries to (and each party shall use commercially reasonable efforts to cause its affiliates, directors, officers, employees, agents or representatives not to) issue any press release or make any public statement concerning this Agreement or any of the transactions contemplated hereby, without the prior written consent of the other parties hereto; PROVIDED, HOWEVER, that a party may, without the prior written consent of the other party hereto, issue such a press release or make such a public statement to the extent required by applicable law or any listing agreement with a national securities exchange by which such party is bound if it has used commercially reasonable efforts to consult with the other parties and to obtain such parties' consent but has been unable to do so in a timely manner.

    5.9 ACQUISITION PROPOSALS. Except as contemplated hereby, the Company shall not (and shall not permit any of its subsidiaries to, and shall use its best efforts to cause its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or any of its subsidiaries not to) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, the acquisition of all or a significant part of the business and properties or capital stock of the Company or its Subsidiaries, taken as a whole, whether by merger, purchase of assets, tender offer or otherwise with a third party other than Parent (an "ACQUISITION PROPOSAL"), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or knowingly permit any of the officers, directors, employees or agents of the Company or its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries to take any such action. The Company shall as promptly as practicable notify Parent of all relevant terms of any such inquiries or proposals received by the Company or its Subsidiaries and, if such inquiry or proposal is in writing, the Company shall as promptly as practicable deliver or cause to be delivered to Parent a copy of such inquiry or proposal. Notwithstanding the foregoing, nothing shall prohibit the Company's Board of

Directors from (a) furnishing information to, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in connection with an Acquisition Proposal if, and only to the extent that (i) such unsolicited bona fide proposal is on terms that the Company's Board of Directors determines it cannot reject, based on applicable fiduciary duties and the advice of counsel and (except with respect to furnishing information) for which financing, to the extent required, is then committed, or in the good faith judgment of the Board of Directors, could reasonably be expected to be obtained, and (ii) prior to furnishing such information to, entering into discussions or negotiations with, such person or entity the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; or (b) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

    5.10  D&O INDEMNIFICATION.

    (a) From the Effective Time through the later of (i) the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation referred to below, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries, determined as of the Effective Time (the "INDEMNIFIED PARTIES"), against any claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including without limitation attorneys' fees and disbursements (collectively, "COSTS"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger, the preparation, filing and mailing of the Proxy Statement and the other transactions and actions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or such subsidiary would have been permitted, under applicable law, indemnification agreements existing on the date hereof, the Certificate of Incorporation or Bylaws of the Company or such subsidiary in effect on the date hereof, to indemnify such Person (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

    (b) Any Indemnified Party wishing to claim indemnification under this
Section 5.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability or obligation it may have to such Indemnified Party except, and only to the extent, that such failure materially prejudices the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits. In the event that any claim or claims are asserted or made within the aforesaid six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the final disposition of any and all such claims.

    (c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any present or former director or officer of the Company, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

    (d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

    (e) To the extent that the Surviving Corporation fails to perform any of its obligations pursuant to this Section 5.10, Parent shall assume the obligations and rights of the Surviving Corporation under this Section 5.10.

    5.11  COMPANY PLANS.

    (a) Following the Effective Time, Parent shall cause the Surviving Corporation to provide to persons who were employees of the Company or any of its Subsidiaries prior to the Effective Time (the "COMPANY PERSONNEL") employee benefit plans, programs and arrangements (the "SURVIVING CORPORATION PLANS") which in the aggregate are substantially comparable to those employee benefit plans, programs and arrangements generally provided to the employees of Parent as of the Effective Time.

    (b) Following the Effective Time, Parent shall cause the Surviving Corporation Plans to recognize any prior accrued service, compensation credit, credit toward satisfying deductible expense requirements, out-of-pocket expense limits and maximum lifetime benefit limits of such Company Personnel and/or such Company Personnel's eligible dependents, to the extent such prior service, credits and limits were recognized under the comparable employee benefit plans, programs or arrangements of the Company as of the Effective Time (the "ASSUMED PLANS"), for all purposes under the Surviving Corporation Plans (including, but not limited to, participation, eligibility, vesting and the calculation of benefits), and Parent shall cause the Surviving Corporation Plans to waive any preexisting condition, exclusion or limitation under any such Plan to the extent such condition, exclusion or limitation would be covered by the comparable plan, program or arrangement of the Company as of the Effective Time.

    (c) Each of the employment agreements, the employment security agreements and severance agreements for the benefit of Company Personnel identified in
Section 5.11 of the Company Disclosure Schedule shall be assumed by the Surviving Corporation at the Effective Time on the same terms and subject to the same conditions as in effect under such agreements immediately prior to the Effective Time (the "ASSUMED AGREEMENTS").

    (d) Parent hereby absolutely, irrevocably and unconditionally guarantees the performance of all of the Surviving Corporation's obligations under the Assumed Plans and the Assumed Agreements, as specified hereunder or otherwise.

    (e) Parent shall, and shall cause the Surviving Corporation to, honor and fully defend all such agreements in accordance with their terms.

    5.12 DEPOSIT. Promptly following execution of this Agreement (but in no event later than two business days thereafter), Parent shall provide the Company, by wire transfer of immediately available funds, with an earnest money deposit in the amount of $1.0 million (the "DEPOSIT"), which Deposit shall be refunded by the Company to Parent on the earlier of (a) the date on which the fee pursuant to Section 7.3(b) is due and payable by the Company to Parent, (b) the date on which the Company consummates a business combination or other transaction pursuant to an Acquisition Proposal, or (c) within 120 days of termination of this Agreement or termination of the Offer without the purchase of any Shares; PROVIDED, that the Deposit shall not be required to be refunded by the Company if the events specified in Section 7.3(c)(i) shall occur.

                                   ARTICLE VI
                               CLOSING CONDITIONS

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

        (a) PURCHASE OF SHARES. Parent will have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED that this condition will be deemed to have been satisfied if Parent fails to accept for payment or pay for Shares pursuant to the Offer in breach of the terms hereof or thereof.

        (b) STOCKHOLDER APPROVAL. Unless the Merger is consummated as contemplated in Section 2.13 hereof, this Agreement shall have been adopted, and the Merger shall have been approved, by a vote of the holders of a majority of the outstanding Shares.

        (c) NO INJUNCTION. No federal or state governmental or regulatory body or court of competent jurisdiction shall have enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, preliminary or permanent injunction or other order that is in effect and that prohibits, enjoins or otherwise restrains the consummation of the Merger; PROVIDED, HOWEVER, that the parties shall use all commercially reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted.

        (d) HSR ACT. Any waiting period under the HSR Act applicable to the Merger shall have terminated or otherwise expired.

        (e) GOVERNMENTAL AND REGULATORY CONSENTS. All material filings required to be made prior to the Effective Time with, and all material consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, governmental and regulatory authorities in connection with the Merger and the consummation of the other transactions contemplated hereby which are listed in Section 3.4 of the Company Disclosure Schedule shall have been made or obtained, as the case may be.

    6.2 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by the Company:

        (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by Parent and Purchaser herein shall be true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by this Agreement and except for representations and warranties that are made as of a specific date or time, which shall be true and correct in all material respects only as of such specific date or time.

        (b) COMPLIANCE WITH COVENANTS. Each of Parent and Purchaser shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Effective Time.

        (c)  DEPOSIT.  The Company shall have received the Deposit.

    6.3 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND PURCHASER. The obligation of Parent and Purchaser to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by either of Parent or Purchaser:

        (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by the Company herein shall be true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by this Agreement and except for representations and warranties that are made as of a specific date or time, which shall be true and correct in all material respects only as of such specific date or time.

        (b) COMPLIANCE WITH COVENANTS. The Company shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Effective Time.

                                  ARTICLE VII
                                  TERMINATION

    7.1 TERMINATION. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company, if required by applicable provisions of the
DGCL), prior to the Effective Time:

        (a) by mutual written consent of the Company and Parent;

        (b) by either the Company or Parent, if the Effective Time shall not have occurred on or before 120 days from the date hereof; PROVIDED, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose misrepresentation in this Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

        (c) by either the Company or Parent, if any federal or state court of competent jurisdiction or other federal or state governmental or regulatory body shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by this Agreement and such judgment, injunction, order or decree shall have become final and nonappealable (PROVIDED, HOWEVER, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used commercially reasonable efforts to remove such judgment, injunction, order or decree) or if any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of this Agreement which prohibits the consummation of the Offer or the Merger shall be in effect;

        (d) by the Company, if (i) Parent fails to commence the Offer as provided in Section 1.1, (ii) the Offer expires or is terminated without any Shares being purchased thereunder or (iii) Parent fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or this Agreement;

        (e) by Parent, if (i) the Offer is not commenced as provided in Section
    1.1 directly as a result of actions or inaction by the Company or (ii) the Offer is terminated or expires as a result of the failure of a condition specified in ANNEX A hereto or on the expiration of the Offer without the purchase of any Shares thereunder, unless such termination or expiration has been caused by or resulted from the failure of Parent or Purchaser to perform any covenants and agreements of Parent or Purchaser contained in this Agreement;

        (f) prior to the consummation of the Offer, by Parent, if the Company Board withdraws or modifies in a manner materially adverse to Parent or Purchaser its favorable recommendation of the Offer or the Merger or shall have recommended any Acquisition Proposal with a party other than Parent or any of its affiliates;

        (g) by the Company, if this Agreement is not adopted or, unless the Merger is consummated as contemplated in Section 2.13 hereof, the Merger is not approved at the Company Stockholders' Meeting by the holders of a majority of the outstanding Shares;

        (h) by Parent, if there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of the Company, which is incurable or which is not cured after thirty (30) days' written notice by Parent to the Company;

        (i) by the Company, if there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of either of Parent or Purchaser, which is incurable or which is not cured after thirty (30) days' written notice by the Company to Parent; or

        (j) by the Company, if (i) the Company Board shall withdraw, modify or change its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing pursuant to Section 5.9 or (ii) any Person or group of Persons shall have made an Acquisition Proposal the acceptance of which the Company Board determines, after consultation with legal counsel, is required to comply with its fiduciary duties under applicable law.

    7.2 EFFECT OF TERMINATION. In the event of any termination of this Agreement pursuant to Section 7.1, this Agreement forthwith shall become void and of no further force or effect, and no party hereto (or any of its affiliates, directors, officers, agents or representatives) shall have any liability or obligation hereunder, except in any such case (a) as provided in Sections 5.2(b) (Confidentiality), 5.8 (Public Announcements), and 7.3 (Fees and Expenses), which shall survive any such termination and (b) to the extent such termination results from the breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement.

    7.3  FEES AND EXPENSES.

    (a) Whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) shall be borne by the party which incurs such cost or expense; PROVIDED, that if this Agreement is terminated pursuant to Section 7.1 as a result of a material misrepresentation by a party or a material breach by a party of any of its covenants or arrangements set forth herein, such party shall pay the costs and expenses incurred by the other party in connection with this Agreement; and PROVIDED, FURTHER, that all costs and expenses related to the preparation, printing, filing and mailing (as applicable) of the Company Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Company Proxy Statement shall be borne equally by the Company, on the one hand, and Parent and Purchaser, on the other hand.

    (b) Notwithstanding the foregoing, provided that neither Parent nor Purchaser shall be in breach of their respective obligations under this Agreement, if (i) prior to the consummation of the Offer, the Company Board terminates this Agreement pursuant to Section 7.1(j) or Parent terminates this Agreement pursuant to Section 7.1(f) or Section 7.1(h) and (ii) as a result thereof, Parent shall have terminated the Offer, allowed the Offer to expire without purchasing any Shares thereunder or failed to commence the Offer in accordance with the terms hereof and (iii) the Company enters into a definitive agreement relating to an Acquisition Proposal or a business combination or other transaction contemplated by such Acquisition Proposal shall have been consummated (A) prior to or within six months following such termination (in the case of a termination by the Company Board pursuant to Section 7.1(j) or by Parent pursuant to Section 7.1(f)), or (B) prior to or within three months following such termination with respect to an Acquisition Proposal that provides for consideration in excess of $6.50 per Share (in the case of a termination by Parent pursuant to Section 7.1(h)), then the Company agrees that it will immediately thereafter pay to Parent a fee of $2,500,000 in cash, payable in same day funds. The Company acknowledges that the provisions of this Section 7.3(b) are an integral part of the transactions contemplated in this Agreement and that, without such provisions, Parent and Purchaser would not enter into this Agreement.

Parent and Purchaser hereby agree that, so long as Parent has received the fee contemplated by this Section 7.3(b), it shall not assert or pursue in any manner, directly or indirectly, (i) any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under this Agreement against any third party submitting an Acquisition Proposal, or (ii) any claim or cause of action against the Company or any of its officers, directors, employees, agents or other representatives based in whole or in part upon its or their receipt, consideration, recommendation or approval of, or other action taken with respect to, an Acquisition Proposal or based in whole or in part upon the failure of the transactions contemplated by this Agreement to be consummated.

    (c) Notwithstanding the foregoing, provided that the Company shall not be in breach of its obligations under this Agreement, (i) if, notwithstanding the satisfaction or waiver of the conditions specified in Annex A and Sections 6.1 and 6.3, Parent shall for any reason fail to consummate the transactions contemplated by this Agreement or, as a result of actions or inaction of Parent, any of the conditions set forth in Annex A or Section 6 hereof shall not have been satisfied and as a result thereof the transactions contemplated by this Agreement are not consummated, then Parent agrees that it will immediately thereafter pay to the Company a fee of $2,500,000 in cash (less the Deposit to the extent previously paid by Parent as contemplated by Section 5.12 hereof), payable in same day funds or (ii) if Parent shall fail to consummate the transactions contemplated by this Agreement as a result of the failure to satisfy any condition set forth in Annex A or Sections 6.1 or 6.3 and such failure is neither a result of any action or inaction of Parent nor a result of a termination by the Company of this Agreement under circumstances in which the Company would be required to pay to Parent the fee contemplated by Section 7.3(b), then, in lieu of the fee specified in clause (i) above, Parent shall reimburse to the Company the actual and documented out-of-pocket expenses incurred by the Company in connection with the transactions contemplated hereby. Parent and Purchaser acknowledge that the provisions of this Section 7.3(c) are an integral part of the transactions contemplated in this Agreement and that, without such provisions, the Company would not enter into this Agreement.

                                  ARTICLE VIII
                                 MISCELLANEOUS

    8.1 NO SURVIVAL. None of the representations, warranties, covenants or agreements contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the covenants and agreements contained in Sections 5.10 (D&O Indemnification and Insurance), 5.11 (Company Plans) and 5.12 (Severance Agreements).

    8.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by facsimile (with immediate confirmation) or nationally recognized overnight courier service, as follows:

        (a) if to Parent or Purchaser, to:

           Horizon/CMS Healthcare Corporation
           6001 Indian School Road, N.E.
           Albuquerque, New Mexico 97110

           Attn: Scot Sauder, Esq.
           Fax: (505) 881-5907
           with a copy to:

           Vinson & Elkins L.L.P.
           2300 First City Tower
           1001 Fanninp
           Houston, Texas 77002

           Attn: James H. Wilson, Esq.
           Fax: (713) 615-5926

        (b) if to the Company, to:

           Pacific Rehabilitation & Sports Medicine, Inc.
           One S.W. Columbia Street, Suite 900
           Portland, Oregon 97258

           Attn: Michael McArthur-Phillips, Esq.
           Fax: (503) 222-6995

           with a copy to:

           Dewey Ballantine
           1301 Avenue of the Americas
           New York, New York 10019

           Attn: Denise A. Cerasani, Esq.
           Fax: (212) 259-6333

or to such other Person or address or facsimile number as any party shall specify by like written notice to the other parties hereto (any such notice of a change of address to be effective only upon actual receipt thereof).

    8.3 CERTAIN DEFINITIONS. The following terms, when used in this Agreement, shall have the following respective meanings:

        (a) "AFFILIATE" shall have the meaning assigned to such term in Section 12(b)-2 of the Exchange Act.

        (b) "BUSINESS DAY" shall have the meaning set forth in Rule 14d-1(c)(6) under the Exchange Act.

        (c) "MATERIAL ADVERSE EFFECT" means, with respect to any Person, any change or effect that is materially adverse to the financial condition or results of operations of such Person and its subsidiaries, taken as a whole, excluding in all cases: (i) events or conditions generally affecting the industry in which such Person and its subsidiaries operate or arising from changes in general business or economic conditions; (ii) out-of-pocket fees and expenses (including without limitation legal, accounting, investigatory, and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement; (iii) in the case of the Company, the payment by the Company and/or its Subsidiaries of all amounts due to any officers or employees of the Company or any of its Subsidiaries under employment contracts or other employee benefit plans in effect as of the date hereof; (iv) any effect resulting from any change in law or generally accepted accounting principles, which affect generally entities such as such Person; and (v) any effect resulting from compliance by such Person with the terms of this Agreement.

        (d) "PERSON" means any natural person, corporation, limited liability company, partnership, unincorporated organization or other entity.

        (e) "SUBSIDIARY" of any Person means any other corporation or entity of which such Person owns, directly or indirectly, stock or other equity interests having a majority of the votes entitled to be cast in the election of directors of such corporation or entity under ordinary circumstances or of which such Person owns a majority beneficial interest.

    8.4 ENTIRE AGREEMENT. This Agreement (including the schedules, exhibits and other documents referred to herein), together with the Confidentiality Agreement referred to in Section 5.2(b), constitutes the entire agreement between and among the parties hereto and supersedes all prior agreements and understandings, oral and written, between or among any of the parties with respect to the subject matter hereof.

    8.5 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned, in whole or in part, by any party (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than rights conferred upon Indemnified Parties under Section 5.10.

    8.6 AMENDMENTS. This Agreement may be amended by the parties at any time prior to the Effective Time; PROVIDED, that, after approval of the Merger and this Agreement by the stockholders of the Company if required under applicable law, no amendment shall be made that by law requires further approval by the stockholders of the Company, without such approval. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties hereto.

    8.7 WAIVERS. At any time prior to the Effective Time, Parent (for Parent and Purchaser), on the one hand, or the Company, on the other hand, may, to the extent legally allowed, extend the time specified herein for the performance of any of the obligations or other acts of the other, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, or waive compliance by the other with any of the agreements or covenants of such other party or parties (as the case may be) contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party or parties to be bound thereby. No such extension or waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other breach or failure to strictly comply with the provisions of this Agreement. The failure of any party to insist on strict compliance with this Agreement or to assert any of its rights or remedies hereunder or with respect hereto shall not constitute a waiver of such rights or remedies.

    8.8 CAPTIONS. The Table of Contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    8.9 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

    8.10 VALIDITY. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

    8.11 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to any applicable principles of conflicts of law.

    IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first above written.

                                PACIFIC REHABILITATION & SPORTS
                                MEDICINE, INC.

                                By:              /s/ BILL BARANCIK
                                     -----------------------------------------
                                                   Bill Barancik
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                HORIZON/CMS HEALTHCARE CORPORATION

                                By:             /s/ CHARLES GONZALES
                                     -----------------------------------------
                                                  Charles Gonzales
                                        SENIOR VICE PRESIDENT -- SUBSIDIARY
                                                     OPERATIONS

                                HORIZON PRSM CORPORATION

                                By:             /s/ CHARLES GONZALES
                                     -----------------------------------------
                                                  Charles Gonzales
                                               SENIOR VICE PRESIDENT

                                                                         ANNEX A

                            CONDITIONS TO THE OFFER

    Capitalized terms used in this Annex A shall have the meanings assigned to them in the Agreement to which it is attached (the "MERGER AGREEMENT").

    Parent shall not be required to accept for payment, purchase or pay for any Shares tendered until the expiration of any applicable waiting period for the Offer under the HSR Act and Parent may terminate or, subject to the terms and conditions of the Merger Agreement, amend the Offer as to any Shares not then accepted for payment, shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of Shares tendered, if (1) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares beneficially owned by Parent and its affiliates, shall not constitute a majority of the outstanding Shares on a fully diluted basis or (2) at any time after November 17, 1996 and prior to the acceptance for payment of Shares, any of the following events shall occur:

        (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States, which could reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise restraining or prohibiting the Offer or the Merger or the acquisition by Parent or Purchaser of any Shares; (ii) prohibiting or materially limiting the ownership or operation by Parent, Purchaser or their respective affiliates of any material portion of the business or assets of the Company or compelling Parent or Purchaser to dispose of or hold separate all or any material portion of the business or assets of the Company, in each case as a result of the transactions contemplated by the Merger Agreement; (iii) imposing material limitations on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares purchased by them on all matters properly presented to the stockholders of the Company; or (iv) preventing Parent or any of its affiliates from acquiring, or to require divestiture by Parent or any of its affiliates of, any Shares; or

        (b) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

        (c) any Person, entity or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) other than Parent or any of its affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding Shares; or

        (d) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement (which breach, if curable, has not been cured within thirty (30) days following receipt of written notice thereof by Parent specifying in reasonable detail the basis of such alleged breach), or any representation or warranty of the Company contained in the Merger Agreement shall not have been true and correct in all material respects, except (i) for changes specifically permitted or contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as to a particular date which are true and correct in all material respects as of such date; or

        (e) the Merger Agreement shall have been terminated pursuant to its terms or amended pursuant to its terms to provide for such termination or amendment of the Offer; or

        (f) the Board of Directors of the Company shall have modified or amended in any manner materially adverse to Parent or Purchaser or shall have withdrawn its recommendation of the Offer or the Merger, or shall have resolved to do any of the foregoing;

which, in the good faith judgment of Parent makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent or Purchaser in whole or in part at any time or from time to time in its discretion subject to the terms and conditions of the Merger Agreement. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    Manually signed facsimiles of the Letter of Transmittal will be accepted. A Letter of Transmittal, Share certificates (unless delivered by book-entry transfer) and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
                                    BY MAIL:
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                         P.O. Box 798, Midtown Station
                            New York, New York 10018

                           BY HAND OR OVERNIGHT MAIL:
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                           120 Broadway -- 13th Floor
                            New York, New York 10271

                                 BY FACSIMILE:
                                 (201) 329-8936
                        (For Eligible Institutions Only)
                              Confirm By Telephone
                                 (201) 296-4209

    Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                                   30th Floor
                            New York, New York 10005
                                 (800) 223-2064

                                 EXHIBIT (A)(2)

                             LETTER OF TRANSMITTAL

                        TO TENDER SHARES OF COMMON STOCK
                                       OF
                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
           PURSUANT TO THE OFFER TO PURCHASE DATED NOVEMBER 22, 1996
                                       BY
                            HORIZON PRSM CORPORATION
                     A WHOLLY OWNED INDIRECT SUBSIDIARY OF
                       HORIZON/CMS HEALTHCARE CORPORATION

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 1996, UNLESS THE OFFER IS EXTENDED

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
                            ------------------------

                BY MAIL:                               BY FACSIMILE:                       BY HAND OR OVERNIGHT MAIL:
ChaseMellon Shareholder Services, L.L.C.               (201) 329-8936               ChaseMellon Shareholder Services, L.L.C.
       Reorganization Department              (for Eligible Institutions Only)             Reorganization Department
     P.O. Box 798, Midtown Station                  Confirm by Telephone                   120 Broadway -- 13th Floor
        New York, New York 10018                       (201) 296-4209                       New York, New York 10271

    DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN AS LISTED ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

    Stockholders who have properly tendered Shares (as defined below) and not validly withdrawn the tendered Shares and who wish to have those Shares purchased pursuant to the Offer (as defined below) need not take any further action except for complying with the procedure for guaranteed delivery if that procedure is being used.

    This Letter of Transmittal is to be completed by holders of Shares either if certificates are to be forwarded herewith or if a tender of Shares is to be made by book-entry transfer to the account maintained by the Depositary at The Depositary Trust Company ("DTC"), pursuant to the procedures set forth in "THE TENDER OFFER-- Procedures for Tendering Shares" of the Offer to Purchase. Holders of Shares whose certificates are not immediately available, or who are unable to deliver their certificates and all other documents required hereby to the Depositary prior to the Expiration Time (as defined in the Offer to Purchase) (or who cannot comply with the book-entry transfer procedures on a timely basis), must tender their Shares according to the guaranteed delivery procedure set forth in "THE TENDER OFFER--Procedures for Tendering Shares" of the Offer to Purchase. See Instruction 2. Delivery of documents to the DTC does not constitute delivery to the Depositary.

                                              DESCRIPTION OF SHARES TENDERED

 PRINT NAME(S) AND ADDRESS(ES) OF REGISTERED                             CERTIFICATE(S) TENDERED
                  HOLDER(S)                                   (ATTACH ADDITIONAL SIGNED LIST, IF NECESSARY)
                                                                             TOTAL NUMBER OF
                                                     CERTIFICATE           SHARES EVIDENCED BY         NUMBER OF SHARES
                                                      NUMBER(S)*             CERTIFICATE(S)*              TENDERED**

                                               ------------------------

                                               ------------------------

                                               ------------------------

                                                         TOTAL SHARES**
  * NEED NOT BE COMPLETED BY STOCKHOLDERS TENDERING BY BOOK-ENTRY
TRANSFER.
 ** UNLESS OTHERWISE INDICATED, IT WILL BE ASSUMED THAT ALL SHARES DESCRIBED ABOVE ARE BEING TENDERED. SEE INSTRUCTION 4.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

/ /  CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
    MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE DTC AND COMPLETE THE FOLLOWING:
    Name of Tendering Institution ______________________________________________

    Account Number ___________________ Transaction Code Number _________________

/ /  CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF
    GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE
    FOLLOWING:
    Name(s) of Registered Owner(s) _____________________________________________
    Window Ticket Number (if any) ______________________________________________
    Date of Execution of Notice of Guaranteed Delivery _________________________ Name of Institution that Guaranteed Delivery _______________________________

    / / Check Box if Delivered by Book-Entry Transfer and complete the following:
    Account Number ___________________ Transaction Code Number _________________

Ladies and Gentlemen:

    The undersigned hereby tenders to Horizon PRSM Corporation, a Delaware corporation (the "Purchaser"), the shares of common stock, par value $.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc., a Delaware corporation (the "Company"), described above, pursuant to the Purchaser's offer to purchase all outstanding Shares at a price of $6.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in accordance with this Letter of Transmittal (which together constitute the "Offer").

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), subject to and effective upon acceptance for payment of and payment for Shares tendered herewith in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Purchaser all right, title and interest in and to all of the Shares tendered hereby and irrevocably appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such shares with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) deliver such Shares or transfer ownership of such Shares on the account books maintained by the DTC, together, in either such case, with all accompanying evidence of transfer and authenticity, to or upon the order of the Purchaser, (ii) present such Shares for transfer on the books of the Company and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

    The undersigned irrevocably appoints designees of the Purchaser, and each of them, attorneys-in-fact and proxies of the undersigned, each with full power of substitution, to the full extent of the undersigned's rights, including to vote in such manner as each such attorney-in-fact and proxy or his substitute shall, in his or her sole discretion, deem proper, and otherwise act (including pursuant to written consent), with respect to all Shares tendered hereby that have been accepted for payment by the Purchaser prior to the time of such vote or action, which the undersigned is entitled to vote at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of the Company or by written consent or otherwise. This power of attorney and proxy is irrevocable and is granted in consideration of, and is effective upon, the Purchaser's oral or written notice to the Depositary of its acceptance for payment of such Shares in accordance with the terms of the Offer. Such acceptance for payment shall revoke all prior powers of attorney and proxies granted by the undersigned at any time with respect to such Shares and no subsequent powers of attorney or proxies will be given, nor any subsequent written consent executed by the undersigned, with respect thereto by the undersigned (and if given will not be effective). The designees of the Purchaser will hereby be empowered, among other things, to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting rights and other rights of a record and beneficial holder, including rights in respect of acting by written consent, with respect to such Shares.

    The undersigned hereby represents and warrants that: (i) the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and (ii) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, claims and encumbrances, and the same will not be subject to any adverse claim. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete or confirm the sale, assignment and transfer of the Shares tendered hereby. In addition, the undersigned will promptly remit and transfer to the Depositary for the account of the Purchaser any and all distributions with respect to the Shares tendered hereby, accompanied by appropriate documentation of transfer and, pending remittance or appropriate assurance thereof, the Purchaser will be entitled to all rights and privileges as owner of any such distributions and may withhold the entire purchase price or deduct from the purchase price of Shares tendered hereby the amount or value thereof, as determined by the Purchaser in its sole discretion.

    All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

    The undersigned understands that tenders of Shares and acceptance for payment of Shares pursuant to any of the procedures described in "THE TENDER OFFER--Procedures for Tendering Shares" of the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer.

    Unless otherwise indicated herein under "SPECIAL PAYMENT INSTRUCTIONS," please issue the check for the purchase price of Shares purchased and/or return any certificates for Shares not tendered or not accepted for payment in the name(s) of the registered holder(s) appearing under "DESCRIPTION OF SHARES TENDERED." Similarly, unless otherwise indicated under "SPECIAL DELIVERY INSTRUCTIONS," please mail the check for the purchase price and/or return any certificates for any Shares not tendered or not accepted for payment (and accompanying documents, as appropriate) to the undersigned at the address appearing under "DESCRIPTION OF SHARES TENDERED." In the event that both the Special Delivery Instructions and the Special Payment Instructions are completed, please issue the check for the purchase price and/or return such certificates to the person or persons so indicated. Stockholders who tender Shares by book-entry transfer may request that any Shares not accepted for payment be returned by crediting such account maintained at the DTC as such stockholder may designate by making an appropriate entry under "SPECIAL PAYMENT INSTRUCTIONS." If no such instructions are given, any such Shares not purchased will be returned by crediting the account at the DTC designated above. The undersigned recognizes that the Purchaser has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Purchaser does not accept for payment any of the Shares so tendered.

           SPECIAL PAYMENT INSTRUCTIONS                         SPECIAL DELIVERY INSTRUCTIONS
         (SEE INSTRUCTIONS 1, 5, 6 AND 7)                      (SEE INSTRUCTIONS 1, 5, 6 AND 7)

 To be completed ONLY if certificates for Shares       (To be completed ONLY if certificates for Shares
 not tendered or not accepted for payment and/or       not tendered or not accepted for payment and/or
 the check for the purchase price of Shares            the check for the purchase price of Shares
 purchased are to be issued in the name of someone     purchased are to be sent to someone other than
 other than the undersigned, or if Shares              the undersigned, or to the undersigned at an
 delivered by book-entry transfer that are not         address other than that shown above.
 purchased are to be returned by credit to an          Mail:  / / check       / / certificates to:
 account maintained at the DTC other than the          Name ----------------------------------------
 account indicated above.                                                      (Please
 Issue:  / / check       / / certificates to:          Print)
 Name----------------------------------------          Address--------------------------------------
                         (Please                      ----------------------------------------------
 Print)                                               ----------------------------------------------
 Address--------------------------------------        ----------------------------------------------
----------------------------------------------                                              (Zip Code)
----------------------------------------------        -------------------------------------------------
----------------------------------------------                   TAX IDENTIFICATION OR SOCIAL SECURITY
                                      (Zip Code)       NO.
                                                                     (SEE FORM W-9 ON REVERSE
                                                       SIDE)

--------------------------------------------------
   (TAX IDENTIFICATION OR SOCIAL SECURITY NO.)
          (SEE FORM W-9 ON REVERSE SIDE)

/ / Credit unpurchased Shares tendered by book-entry transfer to the DTC account set forth below:

  ---------------------------------------------
               (DTC ACCOUNT NUMBER)

                                   SIGN HERE

              PLEASE COMPLETE SUBSTITUTE FORM W-9 ON REVERSE SIDE
       Signature(s) of Owner(s) _________________________________________
       __________________________________________________________________
       Dated: ___________________________________________________, 199___

         (Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by an officer of a corporation, attorney-in-fact, executor, administrator, trustee, guardian, agent or any other person acting in a fiduciary or representive capacity, please set forth full title. See Instruction 5.
       Name(s) __________________________________________________________
       __________________________________________________________________
                                 (Please Print)
       Capacity (full title) ____________________________________________
                              (See Instruction 5)
       Address __________________________________________________________
       __________________________________________________________________
                                                                 Zip Code

----------------------------------------     -----------------------------------
                                                Tax Identification or Social
      Area Code and Telephone No.                       Security No.

                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)
       Authorized Signature _____________________________________________
       Name _____________________________________________________________
                                 (Please Print)
       Title ____________________________________________________________
       Name of Firm _____________________________________________________
       Address __________________________________________________________
                                                                 Zip Code

                                                           Dated:
---------------------------------------        -------------------------------
      Area Code and Telephone No.

                                  INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

    1. GUARANTEE OF SIGNATURES. Signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) unless the Shares tendered hereby are tendered (i) by a registered holder of Shares who has not completed either the box entitled "SPECIAL DELIVERY INSTRUCTIONS" or the box entitled "SPECIAL PAYMENT INSTRUCTIONS" on this Letter of Transmittal or (ii) for the account of any Eligible Institution. See Instruction 5. If the certificate(s) are registered in the name of a person other than the signer of this Letter of Transmittal or if payment is to be made or certificates for Shares not accepted for payment or not tendered are to be issued to a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder or holders appear(s) on the certificates with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5. For purposes of the Offer, "Eligible Institution" means a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, including (as such terms are defined therein) any (i) bank, (ii) broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer and government securities broker, (iii) credit union, (iv) national securities exchange, registered securities association or clearing agency or (v) savings association.

    2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES. This Letter of Transmittal is to be completed by stockholders either if certificates are to be forwarded herewith or if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth in "THE TENDER OFFER--Procedures for Tendering Shares" of the Offer to Purchase. Certificates for all physically tendered Shares, or confirmation of any book-entry transfer into the Depositary's account at the DTC of Shares tendered by book-entry transfer, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any required signature guarantees and all other documents required by this Letter of Transmittal, must be received by the Depositary at its address set forth herein prior to the Expiration Time (as defined in the Offer to Purchase). Stockholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiration Time may tender their Shares by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in "THE TENDER OFFER-- Procedures for Tendering Shares" of the Offer to Purchase. Pursuant to such procedures, (i) such tender must be made by or through an Eligible Institution,
(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser with the Offer to Purchase, must be received by the Depositary as provided below prior to the Expiration Time and (iii) the certificates for all physically tendered Shares, in proper form for transfer, or confirmation of any book-entry transfer into the Depositary's account at the DTC of Shares tendered by book-entry transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, any required signature guarantees and all other documents required by this Letter of Transmittal, must be received by the Depositary within three Nasdaq Stock Market trading days after the date of the execution of such Notice of Guaranteed Delivery, all as provided in "THE TENDER OFFER--Procedures for Tendering Shares" of the Offer to Purchase.

    The method of delivery of Shares, this Letter of Transmittal and all other required documents is at the option and risk of the tendering stockholder. If sent by mail, it is recommended that certificates and documents be sent by registered mail, with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure timely delivery.

    No alternative, conditional or contingent tenders will be accepted. All tendering stockholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their Shares for payment.

    3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule attached hereto.

    4. PARTIAL TENDERS. (Not applicable to stockholders who tender by book-entry transfer.) If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, new certificates for the remainder of the Shares that were evidenced by old certificates will be sent to the registered holder(s), unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the Expiration Time. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

    5. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face(s) of the certificate(s) without alteration, enlargement or any change whatsoever.

    If any of the Shares tendered hereby are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

    If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

    If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Purchaser of such person's authority to so act must be submitted.

    If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares evidenced by certificate(s) listed and submitted herewith, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s), unless this Letter of Transmittal is signed by an Eligible Institution. Signatures on certificates or stock powers must be guaranteed by an Eligible Institution.

    6. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check and/or certificates for unpurchased Shares and/or Shares not accepted for payment or not tendered are to be issued in the name of a person other than the signer of this Letter of Transmittal, or if a check is to be sent and/or such certificates are to be returned to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer may request that Shares not accepted for payment or not tendered be credited to such account maintained at the DTC as such stockholder may designate hereon. If no such instructions are given, such Shares not accepted for payment or not tendered will be returned by crediting the account at the DTC designated above.

    7. STOCK TRANSFER TAXES. The Purchaser will pay or cause to be paid any stock transfer taxes with respect to the transfer and sale of the purchased Shares to its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not tendered or not purchased are to be registered in the name of any person other than the registered holder(s), or if tendered certificates are registered in the name of any persons other than the persons signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such other person will be deducted from the purchase price unless evidence satisfactory to the Purchaser of the payment of such taxes or exemption therefrom is submitted.

    8. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be obtained from the Information Agent at the telephone numbers or address set forth below or from your broker, dealer, commercial bank, trust company or other nominee.

    9. TAX IDENTIFICATION NUMBER. Each tendering stockholder is required to provide the Depositary with such stockholder's correct taxpayer identification number ("TIN"), generally the stockholder's social security or federal employer identification number, on Substitute Form W-9, which is provided under "Important Tax Information" below, or, alternatively, to establish another basis for exemption from backup withholding. A stockholder must cross out item (2) in the Certification box on Substitute Form W-9 if such stockholder is subject to backup withholding. If the Depositary is not provided with the correct taxpayer identification number and certificate of no loss of exemption from backup withholding or other adequate basis for exemption, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service, and any gross proceeds resulting from the Offer to be paid to such stockholder may be subject to backup withholding equal to 31% of such proceeds. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability; and if withholding results in an overpayment of taxes, a refund may be obtained. The box in Part 3 of the form should be checked and the certificate set forth below the form completed if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN within 60 days, thereafter the Depositary will withhold 31% on all payments made to such stockholder pursuant to the Offer until a TIN is provided to the Depositary.

    IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF), PROPERLY COMPLETED AND DULY EXECUTED, TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION TIME.

                           IMPORTANT TAX INFORMATION

    Under federal income tax laws, a stockholder whose tendered Shares are accepted for payment is required to provide the Depositary (as payor) with such stockholder's correct TIN on Substitute Form W-9 or otherwise establish a basis for exemption from backup withholding. If such stockholder is an individual, the TIN is his or her social security number. If the Depositary is not provided with the correct taxpayer identification number and certificate of no loss of exemption from backup withholding or other adequate basis for exemption, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service, and any gross proceeds resulting from the Offer paid to the stockholder may be subject to backup withholding equal to 31% of such proceeds. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability; and if withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9

    To prevent backup withholding, each nonexempt stockholder must provide his or her correct taxpayer identification number by completing the Substitute Form W-9 set forth below, certifying that the TIN provided is correct (or that such stockholder is awaiting a TIN) and that (i) the stockholder has not been notified by the Internal Revenue Service that such stockholder is subject to backup withholding as a result of failure to report all interest or dividends or
(ii) the Internal Revenue Service has notified such stockholder that such stockholder is no longer subject to backup withholding.

WHAT NUMBER TO GIVE THE DEPOSITARY

    The stockholder is required to give the Depositary its TIN (e.g., social security number or employer identification number). If Shares are held in more than one name or are held not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

             PAYOR'S NAME: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                        PART 1--PLEASE PROVIDE YOUR TIN IN
                        THE BOX AT RIGHT AND CERTIFY BY
 SUBSTITUTE             SIGNING AND DATING BELOW
 Form W-9                                                                 Social Security number
                                                                                    OR
                                                                      Employer identification number
 Payor's Request
                        PART 2--Certification--Under penalties of perjury, I certify that:
 for Taxpayer           (1)  The number shown on this form is my correct Taxpayer Identification Number (or I
 Identification         am waiting for a number to be issued to me) and
 Number ("TIN")         (2)  I am not subject to backup withholding because (i) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (ii) the IRS has notified me that I am no longer subject to backup withholding.
                        Certificate instructions--You must cross out item (2) in
                        Part 2 above if you have been notified by the IRS that you     PART 3--
                        are subject to backup withholding because of underreporting
                        interest or dividends on your tax return. However, if after    Awaiting TIN / /
                        being notified by the IRS that you were subject to backup
                        withholding you received another notification from the IRS stating that you are no longer subject to backup
                        withholding, do not cross out item (2).
                        Signature DATE
                        Name (Please Print)

NOTE: FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

     YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN
                         PART 3 OF SUBSTITUTE FORM W-9.

                    CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

    I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security
Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 31% of all payments made to me pursuant to the Offer thereafter will be withheld until I provide a number.

                                                                     Date
                  Signature

             Name (Please Print)

                            ------------------------

    Questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent at the address set forth below.

                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                                   30th Floor
                            New York, New York 10005
                 Banks and Brokers Call Collect (212) 440-9800
                         Call Toll Free: 1-800-233-2064

                                 EXHIBIT (A)(3)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                                       AT
                              $6.50 NET PER SHARE
                                       BY
                            HORIZON PRSM CORPORATION
                     A WHOLLY OWNED INDIRECT SUBSIDIARY OF
                       HORIZON/CMS HEALTHCARE CORPORATION

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
              TIME, ON FRIDAY, DECEMBER 20, 1996, UNLESS EXTENDED.

                                                               November 22, 1996

To Brokers, Dealers, Commercial
 Banks, Trust Companies and
 Other Nominees:

    We have been appointed by Horizon PRSM Corporation (the "Purchaser"), a Delaware corporation and wholly owned indirect subsidiary of Horizon/CMS Healthcare Corporation, a Delaware corporation ("Parent"), to act as Information Agent in connection with its offer to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc., a Delaware corporation (the "Company"), at $6.50 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

    For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

        1.  Offer to Purchase dated November 22, 1996;

        2. Letter of Transmittal to tender Shares for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

        3. The Schedule 14D-9 of the Company, containing the recommendation of a majority of the Company's Board of Directors that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer;

        4. Notice of Guaranteed Delivery to be used to accept the Offer, if Shares and all other required documents cannot be delivered to the Depositary by the Expiration Time (as defined in the Offer to Purchase);

        5. Form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

        6. Return envelope addressed to ChaseMellon Shareholder Services, L.L.C. (the "Depositary").

    We are asking you to contact the clients for whom you hold Shares registered in your name (or in the name of a nominee) or who hold Shares registered in their own name. Please bring the Offer to the attention of your clients as promptly as possible. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the undersigned, as Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser, upon request, for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid all Share transfer taxes applicable to the purchase of Shares pursuant to the Offer, except as set forth in Instruction 7 of the Letter of Transmittal.

    In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a facsimile copy thereof), with any required signature guarantees, or a Book-Entry Confirmation (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

    If holders of Shares wish to tender their Shares, but it is impracticable for them to tender their Shares or other required documents prior to the Expiration Time or to comply with the book-entry transfer procedures on a timely basis, a tender may be effected by following the guaranteed delivery procedures specified under "The Offer -- Procedures for Tendering Shares" of the Offer to Purchase.

    YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 1996, UNLESS EXTENDED.

    Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

                                          Very truly yours,
                                          Georgeson & Company Inc.

    NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE PURCHASER, PARENT, ANY AFFILIATE OF THE PURCHASER OR PARENT, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

                                 EXHIBIT (A)(4)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                                       AT
                              $6.50 NET PER SHARE
                                       BY
                            HORIZON PRSM CORPORATION
                     A WHOLLY OWNED INDIRECT SUBSIDIARY OF
                       HORIZON/CMS HEALTHCARE CORPORATION

To Our Clients:

    Enclosed for your consideration are the Offer to Purchase dated November 22, 1996 and the related Letter of Transmittal (which together constitute the "Offer") in connection with the offer by Horizon PRSM Corporation (the "Purchaser"), a Delaware corporation and wholly owned indirect subsidiary of Horizon/CMS Healthcare Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc., a Delaware Corporation (the "Company"), at a price of $6.50 per Share, net to the seller in cash and without interest. Also enclosed is the Schedule 14D-9 of the Company, containing the recommendation of a majority of the Company's Board of Directors that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    WE ARE THE HOLDER OF RECORD OF SHARES HELD FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE SPECIMEN LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

    We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

    Please note the following:

        1. The tender price is $6.50 per Share, net to you in cash and without interest.

        2. The Offer and withdrawal rights expire at 12:00 Midnight, New York City time, on Friday, December 20, 1996, unless the Offer is extended.

        3. The Offer is conditioned upon, among other things, there being validly tendered, and not properly withdrawn prior to the expiration of the Offer, Shares which, together with any Shares owned by Parent and its affiliates, represent at least majority of the Shares outstanding on a fully diluted basis. See "THE OFFER -- Certain Conditions to the Offer" of the Offer to Purchase for certain other conditions to the Offer.

        4. A majority of the Company's Board of Directors has determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and has approved the Offer and the Merger Agreement and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        5. Tendering stockholders of the Company will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, Share transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer.

    If you wish to have us tender all or any of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form on the last page of this letter. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the last page of this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the expiration of the Offer.

    The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders of the Company in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

                          INSTRUCTIONS WITH RESPECT TO
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.

    The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated November 22, 1996, and the related Letter of Transmittal, in connection with the offer by Horizon PRSM Corporation, a wholly owned indirect subsidiary of Horizon/CMS Healthcare Corporation, to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc.

    This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

  Number of Shares to be tendered:                                       SIGN HERE
                       Shares*
  --------------------                                     ---------------------------------------
                                                                        Signature(s)

                                                           ---------------------------------------

                                                           ---------------------------------------

                                                           ---------------------------------------
                                                           Please print name(s) and address(s) here
  Dated:
        ------------------------------                     ---------------------------------------
                                                                 Taxpayer identification or
                                                                 Social Security Number(s)

------------------------

* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

                                 EXHIBIT (A)(5)

               Pacific Rehabilitation & Sports Medicine, Inc.
                        One SW Columbia Street
                             Suite 900
                         Portland, OR 97258

NEWS RELEASE                     Contact: Bill Barancik
------------                                President and Chief
FOR IMMEDIATE RELEASE                     Executive Officer
                                          or
                                          William A. Norris
                                          Executive VP-Finance
                                          Pacific Rehabilitation &
                                          Sports Medicine, Inc.
                                          (503) 222-4191

         PACIFIC REHABILITATION & SPORTS MEDICINE, INC. ANNOUNCES
         DISCUSSIONS CONCERNING POSSIBLE MERGER WITH HORIZON/CMS
                         HEALTHCARE CORPORATION

     Portland, Oregon (October 30, 1996) -- Pacific Rehabilitation & Sports Medicine, Inc. (Nasdaq: PRHB) today announced that it is in discussions concerning the possibility of a merger of the Company with Horizon/CMS Healthcare Corporation (NYSE:HHC) at a price of $6.50 per share in cash.

     The Company emphasized that discussions were on-going and that no definitive agreement has been reached with respect to any terms of a transaction. There is no assurance that any definitive agreement will be reached, or if a definitive agreement is reached, that the potential merger will be successfully completed. Any definitive agreement, if reached, will be subject to the satisfaction of regulatory and other conditions.

     Pacific Rehab provides outpatient physical therapy services at 70 outpatient rehabilitation clinics in Washington, Oregon, California, Hawaii, Nevada, Arizona, Texas, Mississippi, Florida and Maryland.

                                 EXHIBIT (A)(6)

                                    [Logo]

     Horizon/CMS Healthcare Corporation to Acquire Pacific Rehabilitation &
                             Sports Medicine, Inc.

     ALBUQUERQUE, N.M., Nov. 18 /PRNewswire/ -- Horizon/CMS Healthcare Corporation ("Horizon/CMS") (NYSE: HHC) and Pacific Rehabilitation & Sports Medicine, Inc. ("Pacific Rehab") (Nasdaq: PRHB) jointly announced today that they have entered into a definitive merger agreement pursuant to which Horizon/CMS will offer to purchase all of the outstanding shares of common stock of Pacific Rehab for $6.50 per share in cash. Following the completion of the offer and subject to the terms and conditions set forth in the agreement, any shares of common stock not purchased in the tender offer will be acquired at the same price in a cash merger. The consummation of the tender offer and the merger are conditioned upon, among other things, the valid tender of a majority of the outstanding shares of common stock of Pacific Rehab.
     Horizon/CMS intends to commence the offer no later than November 22,
1996.   The full terms and conditions of the offer, as well as important related information, will be contained in the parties' filings with the Securities and Exchange Commission and mailings to Pacific Rehab stockholders.
     Questions relating to the tender offer should be directed to Georgeson & Company, Inc., (800-223-2064) information agent for the tender offer.
     The aggregate price of the transaction is approximately $56.0 million plus acquired debt.
     Commenting on the proposed acquisition, Horizon/CMS Healthcare Corporation's Chairman and CEO Neal Elliott stated, "We are very enthusiastic about the acquisition of Pacific Rehab, which will significantly expand our extensive network of outpatient rehabilitation centers. The acquisition will increase Horizon/CMS's outpatient rehabilitation clinic network to 290 locations, enhance our market penetration of outpatient services in existing markets such as Nevada, Washington and Florida and open several new markets, including Oregon, Maryland, Mississippi and Hawaii to Horizon/CMS."
     Paul Zimmerman, President of Eagle Rehab, Horizon/CMS's wholly owned outpatient rehabilitation subsidiary added, "The acquisition will enable us to broaden our base of patient referrals. It will also provide operational synergies and cost savings and will enhance our ability to compete effectively for insurer and managed care contracts."
     Pacific Rehab provides outpatient physical therapy services at 66 outpatient rehabilitation clinics in ten states. Pacific Rehab's annualized revenues, based on the nine months ended September 30, 1996, are approximately $38.5 million. Pacific Rehab derived over 90% of its revenues from insurance and private payment sources during such quarter.

                                   - more -

     Smith Barney, Inc. has acted as financial advisor to Pacific Rehab in connection with the proposed transaction.

     Horizon/CMS Healthcare Corporation is a leading provider of post acute health care services and long-term care services, principally in the Midwest, Southwest and Northeast regions of the United States. At the completion of this transaction Horizon/CMS will provide specialty health care services through 37 acute rehabilitation hospitals in 16 states, (2,065 beds), 58 specialty hospitals and subacute care units in 17 states (1,925 beds), 290 patient rehabilitation clinics in 25 states and 1,800 rehabilitation therapy contracts in 35 states. Horizon/CMS provides long-term care services through 121 owned or leased facilities (15,147 beds) and 142 managed facilities (15,798 beds) in a total of 18 states. Other medical services offered by the Company include pharmacy, laboratory, Alzheimer's care, physician practice management, non-invasive medical diagnostic services, assisted living, home respiratory, home infusion therapy, and hospice care, and CompHealth, a physician/locum tenens services business which provides temporary physician and allied health professional staffing services throughout the United States.

     Certain of the matters discussed in this press release contain forward-looking statements that involves risks and uncertainties. Although Horizon/CMS believes that these assumptions accompanying such forward-looking statements are reasonable, they cannot give any assurance that expected results will occur. A significant variation between actual results and any of such assumptions may cause actual results to differ materially from expectations.

     (Visit Horizon/CMS Healthcare Corporation on the World Wide Web at hhtp: \\www.Horizon/CMS.com)

SOURCE  Horizon/CMS Healthcare Corporation
    -0-                               11/18/96

/CONTACT: Michael H. Seeliger, Vice President, Investor and Corporate Relations, 505-878-6351; or William A. Norris, Executive Vice President Finance and Administration. 503-222-4191/
      (HHC PRHB)

                                    -0-

                                 EXHIBIT (A)(7)

                         NOTICE OF GUARANTEED DELIVERY
                                       of
                        Tender of Shares of Common Stock
                                       of
                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.

    This Notice of Guaranteed Delivery or one substantially in the form hereof must be used to accept the Offer (as defined below) if certificates for shares of common stock, par value $0.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc., a Delaware corporation, are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined in "THE TENDER OFFER--Terms of the Offer" in the Offer to Purchase (as defined below)) of the Offer or the procedure for book-entry transfer cannot be completed on a timely basis. This Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary. See "THE TENDER OFFER--Procedures for Tendering Shares" in the Offer to Purchase.

                        The Depositary for the Offer is:
                    ChaseMellon Shareholder Services, L.L.C.
                           Facsimile: (201) 329-8936
                        (for Eligible Institutions Only)
                      Confirm by Telephone: (201) 296-4209

         BY HAND/OVERNIGHT COURIER:                              BY MAIL:
  ChaseMellon Shareholder Services, L.L.C.       ChaseMellon Shareholder Services, L.L.C.
          Reorganization Department                      Reorganization Department
          120 Broadway - 13th Floor                    P.O. Box 798, Midtown Station
             New York, NY 10271                             New York, NY 10018

    DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THAT LISTED ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

    This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

    The Eligible Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary in the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

Ladies and Gentlemen:

    The undersigned hereby tenders to Horizon PRSM Corporation, a Delaware corporation (the "Purchaser"), upon the terms and subject to the conditions in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"), receipt of each of which is hereby acknowledged, ________________ Shares pursuant to the guaranteed delivery procedure set forth in "THE TENDER OFFER--Procedures for Tendering Shares" in the Offer to Purchase.

  Signature(s):                                                   If shares will be delivered by book-entry
                -----------------------------                     transfer, provide the following information:

                -----------------------------
  Name(s) of                                                      Account Number:
  Record Holder(s):                                                              ----------------------------
                   --------------------------
                   Please type or Print
                                                                  Date:
  -------------------------------------------                          --------------------------------------
  Certificate Nos.
  (if available):
                 ----------------------------
  Address:
          -----------------------------------

  -------------------------------------------
                                     Zip Code
  Area Code and
  Tel. No.:
           ----------------------------------

                                   GUARANTEE
                   (NOT TO BE USED FOR A SIGNATURE GUARANTEE)

    The undersigned, an Eligible Institution (as defined in the "THE TENDER OFFER--Procedures for Tendering Shares" in the Offer to Purchase), hereby (i) represents that the above-named persons are deemed to own the Shares tendered hereby within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14e-4"), (ii) represents that such tender of Shares complies with Rule 14e-4 and (iii) guarantees either delivery to the Depositary of the certificates representing the Shares tendered hereby in proper form for transfer or confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company, together with a Letter of Transmittal (or a facsimile copy thereof), properly completed and duly executed, and any required signature guarantee and any other documents required by the Letter of Transmittal, within three Nasdaq Stock Market trading days after the date hereof.

  Name of Firm:
               ------------------------------                     -------------------------------------------
                                                                            Authorized Signature
  Address:                                                        Name
          -----------------------------------                         ---------------------------------------
                                                                             Please Print
  -------------------------------------------
                                     Zip Code                     Title:
  Area Code and                                                         -------------------------------------
  Tel. No.:                                                       Date:
           ----------------------------------                          --------------------------------------

     NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS FORM. CERTIFICATES
           FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL

                                 EXHIBIT (A)(8)

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER
    TO SELL SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE DATED NOVEMBER 22, 1996, AND THE RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR
      SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF SHARES. THE PURCHASER IS NOT AWARE OF ANY STATE WHERE THE MAKING OF THE OFFER IS PROHIBITED BY ADMINISTRATIVE OR JUDICIAL ACTION PURSUANT TO ANY STATE
      STATUTE. IF THE PURCHASER BECOMES AWARE OF ANY VALID STATE STATUTE
      PROHIBITING THE MAKING OF THE OFFER, THE PURCHASER WILL MAKE A GOOD
         FAITH EFFORT TO COMPLY WITH SUCH STATUTE OR SEEK TO HAVE SUCH
        STATUTE DECLARED INAPPLICABLE TO THE OFFER. IF, AFTER SUCH GOOD
         FAITH EFFORT, THE PURCHASER CANNOT COMPLY WITH ANY APPLICABLE
          STATUTE, THE OFFER WILL NOT BE MADE TO (NOR WILL TENDERS BE
         ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN SUCH
           STATE. IN THOSE JURISDICTIONS WHERE THE LAWS REQUIRE THE
              OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE
               OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE
             PURCHASER BY ONE OR MORE REGISTERED BROKERS OR DEALERS
                 LICENSED UNDER THE LAWS OF SUCH JURISDICTIONS.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                             PACIFIC REHABILITATION
                            & SPORTS MEDICINE, INC.
                                       AT
                              $6.50 NET PER SHARE
                                       BY
                            HORIZON PRSM CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                       HORIZON/CMS HEALTHCARE CORPORATION

    Horizon PRSM Corporation (the "Purchaser"), an indirect wholly owned subsidiary of Horizon/CMS Healthcare Corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $.01 per share ("Shares"), of Pacific Rehabilitation & Sports Medicine, Inc. (the "Company") at a price of $6.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders who hold Shares in their own name will not be charged brokerage fees or commissions or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes as a result of their sale of Shares pursuant to the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, the Purchaser intends to effect the merger described below.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 1996, UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon, among other things, there being validly tendered, and not properly withdrawn prior to the expiration of the Offer, Shares which, together with any Shares owned by Parent and its affiliates, represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Tender Condition"). As of November 15, 1996, there were 9,787,250 Shares outstanding on a fully diluted basis. The Purchaser and its affiliates owned no Shares at such date.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 17, 1996 (the "Merger Agreement") among the Company, Parent and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction of certain other conditions, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will become an indirect wholly owned subsidiary of Parent and each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by the Purchaser, held in the treasury of the Company or held by any wholly owned subsidiary of the Purchaser or the Company, all of which will be canceled without any payment being made with respect thereto, and other than Shares held by stockholders who properly exercise and perfect appraisal rights under Delaware law) will be converted into the right to receive $6.50 in cash, or such higher price as shall have been paid in the Offer.

    A majority of the Board of Directors of the Company has determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and has approved the Offer and the Merger Agreement and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the ChaseMellon Shareholder Services, L.L.C. (the "Depositary") of its acceptance of such Shares for payment pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made through the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payments to tendering stockholders. Under no circumstances will interest be paid by the Purchaser on the purchase price of Shares, regardless of any delay in making such payment. In all cases, payment for

Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation of book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in "THE TENDER OFFER--Procedures for Tendering Shares" in the Offer to Purchase), (ii) a properly completed and duly executed Letter of Transmittal or facsimile thereof and (iii) any other documents required by the Letter of Transmittal.

    The Offer shall expire at 12:00 midnight, New York City time, on Friday, December 20, 1996, unless the Offer is extended by the Purchaser. The Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, subject to the terms of the Merger Agreement, to extend at any time, or from time to time, the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension not later than 9:00 a.m. New York City time on the next business day after the date on which the Offer was previously scheduled to expire. The Purchaser also expressly reserves the right, subject to the limitations set forth in the Merger Agreement, at any time or from time to time, to amend the Offer in any respect by public announcement.

    Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth in the Offer to Purchase at any time prior to the expiration of the Offer, and, unless theretofore accepted for payment and paid for by the Purchaser, may also be withdrawn after January 20, 1997. For a withdrawal of Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if the certificates representing such Shares have been delivered or otherwise identified to the Depositary, the name in which the certificates representing such Shares to be withdrawn are registered, if different from that of the person tendering such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates evidencing such Shares to be withdrawn must be submitted and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in "THE TENDER OFFER--Procedures for Tendering Shares" in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "THE TENDER OFFER--Procedures for Tendering Shares" in the Offer to Purchase, any notice of withdrawal must identify and specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. Any Shares properly withdrawn will be deemed to be not validly tendered for the purposes of the Offer. Withdrawn Shares may be re-tendered by following any of the procedures described in "THE TENDER OFFER-- Procedures for Tendering Shares" in the Offer to Purchase at any subsequent time prior to the expiration of the Offer. All questions as to the form and validity (including name and timeliness of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination shall be final and binding.

    The Offer is subject to certain conditions set forth in the Offer to Purchase. If any such condition is not satisfied, the Purchaser may (a) terminate the Offer and not accept for payment or pay for any Shares and return all untendered Shares to tendering stockholders, (b) waive all the unsatisfied conditions (other than the Minimum Tender Condition) and accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer or (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended.

    The information required to be disclosed by Rule 14d-6(e)(1)(vii) under Regulation 14D of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other material will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to the beneficial owners of Shares.

    THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS ARE URGED TO REVIEW CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

    Questions and requests for assistance may be directed to the Information Agent at its address and telephone number as set forth below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:
                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers call collect (212) 440-9800
                         CALL TOLL FREE: 1-800-223-2064

November 22, 1996

                                EXHIBIT (A)(10)

            GUIDELINES FOR CERTIFICATION OF TAXPAYER INDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

--------------------------------------------------
                           GIVE THE
FOR THIS TYPE OF ACCOUNT:  SOCIAL SECURITY
                           NUMBER OF --
--------------------------------------------------

1.         An individual's      The individual
           account

2.         Two or more          The actual owner of
           individuals (joint   the account or, if
           account)             combined funds, the
                                first individual on
                                the account(1)

3.         Husband and wife     The actual owner of
           (joint account)      the account or, if
                                joint funds, either
                                person(1)

4.         Custodian account    The minor (2)
           of a minor (Uniform
           Gift to Minors Act)

5.         Adult and minor      The adult or, if the
           (joint account)      minor is the only
                                contributor, the
                                minor(1)

6.         A. The usual         The grantor-trustee(1)
              revocable
              savings trust
              account (grantor
              is also trustee)

           B. So-called trust   The actual owner(1)
              account that is
              not a legal or
              valid trust
              under State law

7.         Sole proprietorship  The owner(4)
           account


--------------------------------------------------
                           GIVE THE
FOR THIS TYPE OF ACCOUNT:  SOCIAL SECURITY
                           NUMBER OF --
--------------------------------------------------
8.         Sole proprietorship  The owner(4)
           account

9.         A valid trust,       The legal entity (Do
           estate, or pension   not furnish the
           trust                identifying number of
                                the personal
                                representative or
                                trustee unless the
                                legal entity itself is
                                not designated in the
                                account title.)(5)

10.        Corporate account    The corporation

11.        Association, club,   The organization
           religious,
           charitable,
           educational, or
           other tax-exempt
           organization
           account

12.        Partnership account  The partnership
           held in the name of
           the business

13.        A broker or          The broker or nominee
           registered nominee

14.        Account with the     The public entity
           Department of
           Agriculture in the
           name of a public
           entity (such as a
           State or local
           government, school
           district, or
           prison) that
           receives
           agricultural
           program payments

--------------------------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Show the name of the owner, but you may also enter your business or "doing business as" names. You may use either your SSN or EIN.

(4) List first and circle the name of the legal trust, estate or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP
   WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

  - A corporation.

  - A financial institution.

  - An organization exempt from tax under
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan.

  - The United States or any agency or instrumentality thereof.

  - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

  - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

  - An international organization or any agency or instrumentality thereof.

  - A registered dealer in securities or commodities registered in the United States or a possession of the United States.

  - A real estate investment trust.

  - A common trust fund operated by a bank under
    Section 584(a) of the Code.

  - An exempt charitable remainder trust, or a non-exempt trust described in Section 4947(a)(1) of the Code.

  - An entity registered at all times under the Investment Company Act of 1940.

  - A foreign central bank of issue.

  Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

  - Payments to nonresident aliens subject to withholding under Section 1441 of the Code.

  - Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident partner.

  - Payments of patronage dividends where the amount received is not paid in money.

  - Payments made by certain foreign organizations.

  Payments of interest not generally subject to backup withholding include the following:

  - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is
    $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

  - Payments of tax-exempt interest (including exempt-interest dividends under Section 852 of the Code).

  - Payments described in Section 6049(b)(5) of the Code to nonresident aliens.

  - Payments on tax-free covenant bonds under
Section 1451 of the Code.

  - Payments made by certain foreign organizations.

  - Mortgage interest paid to you.

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NONRESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

  Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041A(a), 6042, 6044, 6045, 6050A and 6050N of the Code.

PRIVACY ACT NOTICE.--Section 6109 of the Code requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Beginning January 1, 1993, payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

                  FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX
                  CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                 EXHIBIT (B)(4)

                                                                EXECUTION COPY

                      THIRD AMENDMENT dated as of November 6, 1996 (this
                   "THIRD AMENDMENT"), to the Amended and Restated Credit Agreement dated as of September 26, 1995 (as amended to the date hereof, the "AMENDED CREDIT AGREEMENT"), among Horizon/CMS Healthcare Corporation, a Delaware corporation ("HORIZON"), Continental Medical Systems, Inc., a
                   Delaware corporation ("CONTINENTAL"), and together with Horizon, the "BORROWERS"), the lenders listed on the signature pages thereto (the "LENDERS") and NationsBank of Texas, N.A., as agent for the Lenders (in such capacity, the "AGENT") and as issuing bank (in such capacity, the "ISSUING BANK").

   The parties hereto have agreed, subject to the terms and conditions hereof, to amend the Amended Credit Agreement as provided herein.

   Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Amended Credit Agreement (the Amended Credit Agreement, as amended and waived by, and together with, this Third Amendment, and as hereinafter amended, modified, extended or restated from time to time, being called the "AMENDED AGREEMENT").

   Accordingly, the parties hereto hereby agree as follows:

   SECTION 1.01. AMENDMENTS TO SECTION 1.01 AND RELATED AMENDMENT TO COMPLIANCE CERTIFICATE. (a) The definition of "Total Funded Debt" in Section
1.01 of the Amended Agreement is hereby amended by adding the following phrase after the words "account party" in cause (b) thereof:

     ", but excluding letters of credit issued in support of facility lease agreements, to the extent that the costs associated with such lease arrangements for any period are fully reflected in Rental Expense of such person for such period"

   (b) The form of Compliance Certificate attached as Exhibit G to the Amended Agreement is hereby amended by adding the following language at the end of Line I.3. of Exhibit G:

        ", but excluding letters of credit issued in support of facility lease agreements, to the extent that the costs associated with such lease agreements for such period are fully reflected in Rental Expense for such period"

   (c) The definition of "Rental Expense" in Section 1.01 of the Amended Agreement is hereby amended by adding the following phrase after the words "Consolidated Subsidiaries":

        "(net of the aggregate amount of fixed and contingent rentals receivable by such person and its Consolidated Subsidiaries)"

   SECTION 1.02. AMENDMENT TO SECTION 6.04 and Adoption of Related Schedule.
(a) Section 6.04 of the Amended Agreement is hereby amended by deleting the period at the end of paragraph (1) thereof and adding "; and" in lieu thereof and by adding the following paragraph immediately after paragraph (1) thereof:

   "(m) investments described on Schedule 6.04(a) hereto."

   (b) Schedule 6.04(a) attached to this Third Amendment is hereby adopted as
Schedule 6.04(a) for purposes of the Amended Agreement.

   SECTION 1.03. AMENDMENTS TO SECTION 6.05 AND ADOPTION OF RELATED SCHEDULE.
(a) Section 6.05(a) of the Amended Agreement is hereby amended by deleting the period at the end of clause (D) thereof and adding "; and" in lieu thereof and by adding the following clause immediately after clause (D) thereof:

           "(E) dispositions described on Schedule 6.05(b) hereto, so long as 100% of the Net Proceeds thereof remaining after the repayment of existing debt, if any, relating to the assets being disposed of in such described dispositions shall be promptly applied to the prepayment of outstanding Loans, but shall not be applied to reduce the Commitments."

   (b) Schedule 6.05(b) attached to this Third Amendment is hereby adopted as Schedule 6.05(b) for purposes of the Amended Agreement.

   SECTION  1.04. AMENDMENTS TO SCHEDULE 6.05(a) AND RELATED AMENDMENTS TO
SECTION 3.07 AND 6.02. (a) Schedule 6.05(a) attached to the Second Amendment to the Amended Agreement is hereby amended by adding the following information:

        "Notwithstanding anything to the contrary set forth herein, the following leased facilities will be subleased to GranCare, Inc. under terms that mirror the terms of the master lease and that require the sublessee to assume all the obligations of the lessee under the master lease:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               #                             ANNUAL     LEASE
FACILITY NAME AND ADDRESS     BEDS       LANDLORD             RENT   TERMINATION
--------------------------------------------------------------------------------
Canterbury Villa of Alliance
1785 S. Preshley Avenue              Alliance Associates
Alliance, OH 44601            100    Ltd. Partnership      $  466,000  02/13/00
--------------------------------------------------------------------------------
Colonial Manor
196 Colonial Drive                   Little Forest Medical
Youngstown, OH 44505          100    Center                $  164,250  12/31/04
--------------------------------------------------------------------------------
Wyant Woods Care Center
200 Wyant Rd.
Akron, OH 44313               200    HRPT                  $1,045,400   5/31/97
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               #                             ANNUAL     LEASE
FACILITY NAME AND ADDRESS     BEDS       LANDLORD             RENT   TERMINATION
--------------------------------------------------------------------------------
Horizon Village Nursing &
Rehab Center
2473 North Road NE                   Nationwide Health
Warren, OH 44483              222    Properties            $ 943,332   10/31/97
--------------------------------------------------------------------------------
Heritage Care Center
100 Rogers Lane                      Cardinal Nursing
Shelby, OH 44875               50    Home, Inc.            $  87,300   06/30/00
--------------------------------------------------------------------------------
Imperial Skilled Care Center
4121 Tod Avenue                      Little Forest Medical
Warren, OH 44485              121    Center                $ 200,385   12/31/04
--------------------------------------------------------------------------------
Boardman Community Care
Center
5665 South Avenue                    Nationwide Health
Youngstown, OH 44512          221    Properties            $ 843,756   10/31/97
--------------------------------------------------------------------------------
Ridge Crest Care Center
1926 Ridge Avenue                    Warren Assoc. Ltd.
Warren, OH 44484              100    Partnership           $ 416,400   03/22/99
--------------------------------------------------------------------------------
Horizon Meadows
1495 S. Preshley Road                Nationwide Health                 12/15/98
Alliance, OH 44601             78    Properties            $ 286,968   10/31/97
--------------------------------------------------------------------------------
Rosewood Manor
935 Rosewood Drive                   Nationwide Health
Galion, OH 44833               90    Properties            $ 350,520   10/31/97
--------------------------------------------------------------------------------
Village Care Center
925 Wagner Avenue                    Cardinal Nursing
Galion, OH 44833               58    Home, Inc.            $ 121,500   06/30/00
--------------------------------------------------------------------------------
Village Square Nursing Center
7787 Staley Rd.                      Village Square
East Orwell, OH 44076          50    Nursing Center, Inc.  $ 186,000   08/31/02
--------------------------------------------------------------------------------
Hudson Elms Nursing Home
563 W. Streetsboro Rd.
Hudson, OH 44236               50    Hudson Care Corp.     $ 180,000   03/31/01
--------------------------------------------------------------------------------
Auburn Manor
375 Glenn Avenue
Wash. Court House, OH                Nationwide Health
43160                         100    Properties            $ 393,132   09/30/01
--------------------------------------------------------------------------------
Janesville Health Care Center
119 S. Parker Drive
Janesville, WI 53545          104    Mi-Conn Associates    $ 362,400   03/31/06
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               #                           ANNUAL      LEASE
FACILITY NAME AND ADDRESS     BEDS       LANDLORD           RENT    TERMINATION
--------------------------------------------------------------------------------
Greenery Rehabilitation Center
99 Chestnut Hill Avenue
Brighton, MA 02135             201       HRPT            $3,109,926   06/30/05
--------------------------------------------------------------------------------
Greenery Rehab & Skilled
Nursing Center of Hyannis
89 Lewis Bay Road
Hyannis, MA 02601              142       HRPT            $1,040,800   06/30/05
--------------------------------------------------------------------------------
Greenery Rehab & Skilled
Nursing Ctr. of Middleboro
23 Isaac Street, P.O. Box 1330
Middleboro, MA 02346           124       HRPT            $2,131,243   06/30/05
--------------------------------------------------------------------------------
Greenery Extended Care
Center of North Andover
75 Park Street
North Andover, MA 01845        122       HRPT            $1,567,473   06/30/05
--------------------------------------------------------------------------------
Greenery Extended Care
Center
59 Acton Street
Worcester, MA 01604            173       HRPT            $2,198,253   06/30/05
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   (b) Section 3.07(c) of the Amended Agreement is hereby amended by deleting the second sentence thereof and adding the following in lieu thereof:

   "Each of Horizon and the Subsidiaries enjoys peaceful and undisturbed possession under all material leases to which it is a party, except for facilities which are listed on Schedule 6.05(a) as having been subleased to GranCare, Inc. under terms that mirror the terms of the master lease and that require the sublessee to assume all the obligations of the lessee under the master lease. GranCare, Inc. has complied in all material respects with all obligations under such subleases."

   (c) Section 6.02 of the Amended Agreement is hereby amended by adding the following phrase immediately prior to the semicolon at the end of paragraph
(b) thereof:

   "and subleases of facilities which are listed on Schedule 6.05(a) as having been subleased to GranCare, Inc., provided that the terms of each such sublease mirrors the terms of the master lease and require the sublessee to assume all the obligations of the lessee under the master lease"

   SECTION 1.05. AMENDMENT TO SECTION 6.06. Section 6.06 is hereby amended by
(a) deleting the "and" at the end of paragraph (v) of the proviso thereof,
(b) deleting the period at the end of paragraph (vi) of the proviso thereof,
(c) substituting in lieu thereof "; and" and (d) adding the following paragraph immediately following paragraph (vi) of the proviso thereof:

      "(vii) so long as no Default or Event of Default has occurred and is continuing at the time thereof or would occur immediately after giving effect thereto, Horizon may repurchase shares of its Common Stock for cash in an aggregate amount of up to $25,000,000.

   SECTION 1.06. AMENDMENT TO SECTION 6.19(d). The table in Section 6.19(d) is hereby amended (a) with respect to the second quarter of fiscal year 1997, by deleting the ratio of "5.00:1.00" and by substituting in lieu thereof the ratio of "5.25:1.00" and (b) with respect to the fourth quarter of fiscal year 1997, by deleting the ratio of "4.50:1.00" and by substituting in lieu thereof the ratio of "5.00:1.00".

   SECTION 1.07. WAIVER. On and as of (but not before) the Third Amendment Effective Date (as defined in Section 1.09), the failure of the Borrower to comply with paragraph (B) of the proviso to Section 6.04(e) of the Amended Agreement solely as a result of the acquisition of outstanding common stock of Pacific Rehabilitation & Sports Medicine, Inc. ("PRSM") through a tender offer and, ultimately, the merger of Horizon PRSM Corporation with and into PRSM, with PRSM becoming a Wholly-Owned Subsidiary of Eagle Rehab Corporation (a Wholly-Owned Subsidiary of Horizon) for aggregate consideration of up to $78,000,000 shall be permanently waived. The preceding sentence shall be limited precisely as written.

   SECTION 1.08. REPRESENTATIONS AND WARRANTIES. The Borrowers hereby represent and warrant to the Agent and the Lenders, as follows:

         (a) The representations and warranties set forth in Article III of the Amended Agreement, and in each other Loan Document, are true and correct in all material respects on and as of the date hereof and on and as of the Third Amendment Effective Date (as defined below) with the same effect as if made on and as of the date hereof or the Third Amendment Effective Date, as the case may be, except to the extent such representations and warranties expressly relate solely to an earlier date.

         (b) Each of the Borrowers, the Subsidiary Pledgors and the Subsidiary Guarantors is in compliance with all the terms and conditions of the Amended Agreement and the other Loan Documents on its part to be observed or performed and no Default or Event of Default has occurred or is continuing under the Amended Agreement.

         (c) The execution, delivery and performance by each of the Borrowers of this Third Amendment have been duly authorized by such party.

         (d) This Third Amendment constitutes the legal, valid and binding obligation of each of the Borrowers, enforceable against it in accordance with its terms.

         (e) The execution, delivery and performance by each of the Borrowers of this Third Amendment (i) do not conflict with or violate (A) any provision of law, statute, rule or regulation, or of the certificate of incorporation or by-laws of either of the Borrowers, (B) any order of any Governmental Authority or

      (C) any provision of any indenture, agreement or other instrument to which either of the Borrowers is a party or by which it or any of its property may be bound and (ii) do not require any consents under, result in a breach of or constitute (with notice or lapse of time or both) a default under any such indenture, agreement or instrument.

   SECTION 1.09. EFFECTIVENESS. This Third Amendment shall become effective only upon satisfaction of the following considerations precedent (the first date upon which each such condition has been satisfied being herein called the "THIRD AMENDMENT EFFECTIVE DATE"):

         (a) The Agent shall have received duly executed counterparts of this Third Amendment which, when taken together, bear the authorized signatures of the Borrowers and the Required Lenders.

         (b) The Required Lenders shall be satisfied that the representations and warranties set forth in Section 1.08 are true and correct on and as of the Third Amendment Effective Date and that no Default or Event of Default has occurred or is continuing.

         (c) There shall not be any action pending or any judgment, order or decree in effect which, in the judgment of the Required Lenders or their counsel, is likely to restrain, prevent or impose materially adverse conditions upon performance by any of the Borrowers, the Subsidiary Pledgors or the Subsidiary Guarantors of its obligations under the Loan Documents.

         (d) Horizon shall have pledged and delivered to the Agent for the benefit of the Secured Parties the promissory notes and preferred stock described on Schedule 6.04(a), together with instruments of assignment executed in blank.

         (e) The Required Lenders shall have received such other documents, legal opinions, instruments and certificates as they shall reasonably request and such other documents, legal opinions, instruments and certificates shall be satisfactory in form and substance to the Required Lenders and their counsel. All corporate and other proceedings taken or to be taken in connection with this Third Amendment and all documents incidental thereto, whether or not referred to herein, shall be satisfactory in form and substance to the Required Lenders and their counsel.

         (f) Horizon shall have paid in full all amounts due and payable as of the Third Amendment Effective Date under the Amended Agreement and upon receipt of the Required Lenders' consent shall have paid to the Agent for the account of each Lender that consents to this Third Amendment on or prior to November 6, 1996 an amendment fee in an aggregate principal amount equal to (i) .06% of the consenting Lender's Commitments, so long as a signature page to the Third Amendment executed by such Lender is received by Fennebresque, Clark, Swindell & Hay by 5:00 p.m., Charlotte time, on November 4, 1996 and (ii) .04% of the consenting Lender's Commitments, so long as a signature page to the Third Amendment executed by such Lender is received by Fennebresque, Clark, Swindell & Hay after 5:00 p.m., Charlotte time, on November 4, 1996 but by 5:00 p.m., Charlotte time, on November 6, 1996.

    SECTION 1.10 APPLICABLE LAW. THIS THIRD AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THAT THE FEDERAL LAWS OF THE UNITED STATES OF AMERICA MAY APPLY.

     SECTION 1.11. EXPENSES. The Borrowers shall pay all reasonable out-of-pocket expenses incurred by the Agent and the Required Lenders in connection with the preparation, negotiation, execution, delivery and enforcement of this Third Amendment, including, but not limited to, the reasonable fees and disbursements of counsel. The agreement set forth in this
Section 1.11 shall survive the termination of this Third Amendment and the Amended Agreement.

     SECTION 1.12. COUNTERPARTS. This Third Amendment may be executed in any number of counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one agreement.

     SECTION 1.13. CREDIT AGREEMENT. Except as expressly set forth herein, the amendments and waiver provided herein shall not by implication or otherwise limit, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders, the Agent or the other Secured Parties under the Amended Agreement or any other Loan Document, nor shall they constitute a waiver of any Default or Event of Default, nor shall they alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Agreement or any other Loan Document. Each of the amendments and waiver provided herein shall apply and be effective only with respect to the provisions of the Amended Agreement specifically referred to by such amendment or waiver, as the case may be. Except as expressly amended herein, the Amended Agreement shall continue in full force and effect in accordance with the provisions thereof. As used in the Amended Agreement, the terms "Agreement", "herein", "hereinafter", "hereunder", "hereto" and words of similar import shall mean, from and after the date hereof, the Amended Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed by their duly authorized officers, all as of the date first above written.

                                  HORIZON/CMS HEALTHCARE CORPORATION
                                  as a Borrower

                                  by /s/ ERNEST A. SCHOFIELD
                                    ---------------------------------------
                                  Name: Ernest A. Schofield
                                  Title: Senior Vice President



                                  CONTINENTAL MEDICAL SYSTEMS, INC.
                                  as a Borrower

                                  by /s/ ERNEST A. SCHOFIELD
                                    ---------------------------------------
                                  Name: Ernest A. Schofield
                                  Title: Senior Vice President


                                  NATIONSBANK OF TEXAS, N.A. as Agent, as
                                  Issuing Bank and as a Lender

                                  by /s/ THOMAS BLAKE
                                    ---------------------------------------
                                  Name: Thomas Blake
                                  Title: SVP


                                  BANK OF AMERICA NT & SA, as Managing Agent and as a Lender

                                  by /s/ RUTH EDWARDS
                                    ---------------------------------------
                                  Name: Ruth Edwards
                                  Title: Vice President


                                  MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as a Lender

                                  by /s/ ROBERT OSIESKI
                                    ---------------------------------------
                                  Name: Robert Osieski
                                  Title: Vice President


                                  CREDIT LYONNAIS NEW YORK BRANCH,
                                  as Co-Agent and as a Lender

                                  by /s/ F. TAVANGAR
                                    ---------------------------------------
                                  Name: Farboud Tavangar
                                  Title: Vice President

                                  LONG TERM CREDIT BANK OF JAPAN, LTD., LA
                                  AGENCY, as Co-Agent and as a Lender

                                  by /s/ T. MORGAN EDWARDS, II
                                    ---------------------------------------
                                  Name: T. Morgan Edwards, II
                                  Title: Deputy General Manager



                                  PNC BANK, NATIONAL ASSOCIATION, as Co-Agent and as a Lender

                                  by /s/ KAREN M. GEORGE
                                    ---------------------------------------
                                  Name: Karen M. George
                                  Title: AVP



                                  THE CHASE MANHATTAN BANK, as successor to
                                  Chemical Bank, as a Lender

                                  by /s/ DAWN LEE LUM
                                    ---------------------------------------
                                  Name: Dawn Lee Lum
                                  Title: Vice President


                                  WELLS FARGO BANK (TEXAS), NATIONAL
                                  ASSOCIATION, formerly First Interstate
                                  Bank of Texas, N.A., as a Lender

                                  by
                                    ---------------------------------------
                                  Name:
                                  Title:


                                  TORONTO DOMINION (TEXAS) INC., as a Lender

                                  by /s/ NEVA NESBITT
                                    ---------------------------------------
                                  Name: Neva Nesbitt
                                  Title: Vice President


                                  BANKERS TRUST COMPANY, as a Lender

                                  by /s/ PATRICIA HOGAN
                                    ---------------------------------------
                                  Name: Patricia Hogan
                                  Title: Vice President

                                  BANQUE PARIBAS, as a Lender

                                  by /s/  ROSEMARY DAVIS
                                    ---------------------------------------
                                  Name: ROSEMARY DAVIS
                                  Title: Vice President

                                  by /s/ LARRY ROBINSON
                                    ---------------------------------------
                                  Name: Larry Robinson
                                  Title: Vice President


                                  BANQUE NATIONALE de PARIS, as a Lender

                                  by
                                    ---------------------------------------
                                  Name:
                                  Title:

                                  by
                                    ---------------------------------------
                                  Name:
                                  Title:


                                  DEUTSCHE BANK AG, LOS ANGELES AND/OR
                                  CAYMAN ISLANDS BRANCHES, as a Lender

                                  by
                                    ---------------------------------------
                                  Name:
                                  Title:

                                  by
                                    ---------------------------------------
                                  Name:
                                  Title:


                                  MELLON BANK, N.A., as a Lender

                                  by /s/ RICHARD A. LOPATT
                                    ---------------------------------------
                                  Name: Richard A. Lopatt
                                  Title: Vice President


                                  FLEET NATIONAL BANK, f/k/a/ Fleet Bank of
                                  Massachusetts, as a Lender

                                  by
                                    ---------------------------------------
                                  Name:
                                  Title:

                           KEYBANK NATIONAL ASSOCIATION as successor to Society National Bank, as a Lender by /s/ ANGELA G. MAGO
                           ------------------------------------
                           Name:  Angela G. Mago
                           Title: Vice President


                           SUNWEST BANK OF ALBUQUERQUE, N.A., as a
                           Lender and as Issuing Bank

                           by /s/ NANCY K. MADIGAN
                              ------------------------------------
                           Name: Nancy K. Madigan
                           Title: Vice President


                           THE BANK OF TOKYO TRUST COMPANY, as a Lender

                           by
                              ------------------------------------
                           Name:
                           Title:


                           THE BOATMEN'S NATIONAL BANK OF ST. LOUIS, as a Lender

                           by /s/ JUAN A. CAZORLA
                              ------------------------------------
                           Name: Juan A. Cazorla
                           Title: Vice President


                           THE NIPPON CREDIT BANK, LTD., LOS ANGELES
                           AGENCY, as a Lender

                           by /s/ BERNARDO E. CORREA-HENSCHKE
                              ------------------------------------
                           Name: Bernardo E. Correa-Henschke
                           Title: Vice President & Senior Manager


                           THE SUMITOMO BANK, LIMITED, as a Lender

                           by /s/ TATFUO UEDA
                              ------------------------------------
                           Name: Tatfuo Ueda
                           Title: General Manager


                           THE SUMITOMO TRUST & BANKING CO., LTD., NEW
                           YORK BRANCH, as a Lender

                           by /s/ SURAJ P. BHATIA
                              ------------------------------------
                           Name: Suraj P. Bhatia
                           Title: Senior Vice President
                                  Manager, Corporate Finance Dept.

                           THE SUMITOMO BANK, LIMITED, CHICAGO
                           BRANCH, as a Lender

                           by /s/ KIRK L. STITES
                              ------------------------------------
                           Name:  Kirk L. Stites
                           Title: Vice President & Manager

                           by /s/ JULIE A. SCHELL
                              ------------------------------------
                           Name:  Julie A. Schell
                           Title: Vice President


                           THE MITSUBISHI BANK, LTD., LOS ANGELES
                           BRANCH, as a Lender

                           by
                              ------------------------------------
                           Name:
                           Title:


                           THE INDUSTRIAL BANK OF JAPAN, LIMITED,
                           as a Lender

                           by /s/ AKIJIRO YOSHINO
                              ------------------------------------
                           Name: Akijiro Yoshino
                           Title: Executive Vice President,
                                  Houston Office

                           NATIONSBANK, N.A., as a Lender

                           by /s/ CHRIS BARTON
                              ------------------------------------
                           Name: Chris Barton
                           Title: VP

                                 EXHIBIT (C)(2)

                                 [LETTERHEAD]


                                                            October 24, 1996

Horizon/CMS Healthcare Corporation
6100 Indian School Rd., NE
PO Box 30278
Albuquerque, New Mexico 87190-0278

Attention:  Mr. Charles Gonzales
            Senior Vice President Subsidiary Operations

                           CONFIDENTIALITY AGREEMENT

Ladies and Gentlemen:

     You (together with your subsidiaries and affiliates, "Recipient") have expressed an interest in a possible transaction involving Pacific Rehabilitation & Sports Medicine, Inc. (together with its subsidiaries and affiliates, the "Company" and, such transaction, the "Transaction"). In connection with Recipient's evaluation of such Transaction, Recipient has requested certain information concerning the Company which is non-public, confidential or otherwise proprietary in nature (such information, including, without limitation, any notes, summaries, reports, analyses or other materials derived in whole or in part from such information, the "Confidential Information"). For purposes of this Agreement, the term "Confidential Information" shall not include such portions of the Confidential Information that (i) are or become generally available to the public other than as a result of disclosure by Recipient or its Representatives (as defined in paragraph 1 below), (ii) become available to Recipient on a non-confidential basis from a source not subject to a confidentiality obligation to the Company, whether by contractual, legal or fiduciary obligation or otherwise, or (iii) were in Recipient's possession on a non-confidential basis prior to the Company's disclosure to Recipient. As a condition to being furnished the Confidential Information, Recipient agrees as follows:

1. Recipient recognizes and acknowledges the competitive value of the Confidential Information and the damage that could result from the disclosure thereof to third parties. Accordingly, Recipient agrees to treat the Confidential Information strictly confidential and Recipient will not, without the prior written consent of the Company, disclose the Confidential Information (or the fact that the Confidential Information has been made available, that discussions or negotiations concerning a Transaction are taking place or any of the terms, conditions or other facts relating to a Transaction) to any third party in any manner whatsoever, in whole or in part, except that Recipient may disclose the Confidential Information to those of Recipient's directors, officers, employees, agents, advisors or other representatives (collectively, "Representatives") who need to know the Confidential Information for the purpose of evaluating the proposed Transaction and who have agreed to treat the Confidential Information in strict confidence in accordance with the terms of this Agreement. All Confidential Information disclosed to Recipient or its Representatives will be used by Recipient and its Representatives solely for the purpose of evaluating the Transaction and for no other purpose. Recipient agrees to be responsible for any breach by any of its Representatives of the matters referred to herein.

2. Recipient hereby acknowledges that Recipient is aware (and that its Representatives have been or will be advised) that the United States securities laws restrict persons with material non-public information about a company from purchasing or selling securities of such company or from communicating such information to a third party under circumstances in which it is reasonably foreseeable that such third party is likely to purchase or sell such securities.

3. Upon request of the Company or its Representatives, Recipient shall, and shall cause its Representatives to, promptly return all Confidential Information to the Company, without retaining any copies, summaries, or extracts thereof. In the event of such request, all documents, analyses, compilations, studies or other materials prepared by Recipient or its Representatives that contain or reflect Confidential Information shall be destroyed and no copy thereof shall be retained (such destruction to be confirmed in writing by a duly authorized officer of Recipient, if requested by the Company). Notwithstanding the return or destruction of the Confidential Information, Recipient and its Representatives shall continue to be bound by their obligations of confidentiality and other obligations hereunder.

4. In the event that Recipient or its Representatives are requested or become legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, investigative demand or similar process) to disclose any of the Confidential Information, Recipient and its Representatives will promptly provide the Company with written notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or waiver. Recipient or its Representatives are, after consultation with the Company, legally compelled to disclose such Confidential Information to any tribunal or else stand liable for contempt or suffer other censure or penalty. Recipient and its Representatives will furnish only that portion of the Confidential Information which is legally required to be furnished and each will exercise its best efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information.

5. In the event that a Transaction is not consummated, neither Recipient nor its Representatives shall, directly or indirectly, solicit for employment any of the Company's senior management for a period of one year from the date hereof, except with the prior written approval of the Company. In addition, for a period of one year from the date hereof, without the Company's prior written consent, Recipient shall not and Recipient shall cause each of its Representatives not to, directly or indirectly, alone or in concert with others, (a) acquire, offer to acquire, or agree to acquire, by purchase, gift or otherwise, any securities (as defined below), or propose (or request permission to propose) or make any offer for any Transaction involving the Company or its securities, (b) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the United States Securities and Exchange Commission), or advise or seek to influence any person or entity with respect to the voting of, or giving of consents with respect to, any securities, (c) form, join or in any way participate in a "group" (as such term is used in Rule 13d-5 of the Securities Exchange Act of 1934, as amended) or otherwise act to seek to control or influence the management, board of directors, policies or affairs of the Company, (d) make any request to waive or amend any provision of this Agreement or otherwise take any action specified herein if, in the sole judgment of the Company, such request may require public disclosure by the Company or (e) encourage any third party to do any of the foregoing. As used in this Agreement, the term "securities" shall mean any securities of the Company and any direct or indirect warrants, rights or options to acquire securities of the Company.

6. Recipient acknowledges, on behalf of itself and its Representatives, that neither the Company nor its Representatives makes any representations or warranties, express or implied, as to the accuracy or completeness of the Confidential Information, that neither the Company nor its Representatives shall have any liability whatsoever to Recipient or its Representatives or any other person as a result of the use of the Confidential Information or any errors therein or omissions therefrom by virtue of this Agreement and that Recipient and its Representatives shall assume full responsibility for all conclusions derived from the Confidential Information. Only those representations and warranties that are made in a final definitive agreement between the Company and Recipient regarding a Transaction, when, as and if executed and subject to such limitations and restrictions as may be specified therein, will have any legal effect. Recipient further acknowledges and agrees that the Company shall at all times have the right, in its sole discretion, to reject any and all proposals made by Recipient and/or its Representatives in respect of a Transaction, to terminate discussions and negotiations with Recipient and its Representatives at any time and to conduct any process for a Transaction involving the Company as it may determine (including, without limitation, negotiating with any other interested parties, entering into a definitive agreement with such parties, or modifying any procedures relating to such process or Transaction, in each case, without prior notice to Recipient or its Representatives).

7. Recipient hereby agrees that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement by Recipient or its Representatives and that the Company shall be entitled, without the requirement of posting a bond or other security, to specific performance and injunctive or other equitable relief in the event of any such breach or threatened breach, in addition to all other remedies available to the Company at law or in equity. In the event of litigation relating to this Agreement, the prevailing party shall be entitled to reimbursement for legal fees and expenses incurred in connection with such litigation, including any appeals therefrom.

8. All inquiries for information about the Company or the Transaction and any communications with the Company shall be made through: Brian P. Gottlieb, Vice President, Smith Barney Inc. Neither Recipient nor its Representatives will contact any third party with whom the Company has a business or other relationship (including any employee, customer, supplier, stockholder or creditor of the Company) in connection with a Transaction without the prior written consent of the Company.

9. a. No failure or delay by the Company or its Representatives in exercising any right, power of privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. The invalidity or unenforceability of any provisions of this agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement.

    b.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE
    WITH THE LAWS OF THE STATE OF WASHINGTON, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS. RECIPIENT, ON BEHALF OF ITSELF AND ITS REPRESENTATIVES, AGREES TO SUBMIT TO THE JURISDICTION OF ANY COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF WASHINGTON TO RESOLVE ANY DISPUTE RELATING TO THIS AGREEMENT AND WAIVES THE RIGHT TO MOVE TO DISMISS OR TRANSFER ANY SUCH ACTION BROUGHT IN ANY SUCH COURT ON THE BASIS OF ANY OBJECTION TO PERSONAL JURISDICTION OR VENUE.

     If Recipient agrees to the terms and conditions of this Agreement, please indicate such acceptance by signing and returning to the undersigned the duplicate copy of this Agreement. This Agreement may be executed in several counterparts, all of which together shall constitute one and the same agreement.

                                       Very truly yours,

                                       PACIFIC REHABILITATION & SPORTS
                                       MEDICINE, INC.

                                       By: /s/ Michael McArthur-Phillips
                                          ---------------------------------
                                            Michael McArthur-Phillips
                                            Senior Vice President
                                            and General Counsel

Agreed to as of the date first written above:

Horizon/CMS Healthcare Corporation

By: /s/ Charles Gonzales
   --------------------------------
     Charles Gonzales
     Senior Vice President
     of Subsidiary Operations